SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2004

                     China Petroleum & Chemical Corporation
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ____                   No    X

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A

This Form 6-K consists of:

         An interim report for the year 2004 made on August 27, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under signed, thereunto duly authorized.

                                        China Petroleum & Chemical Corporation


                                                               By: /s/ Chen Ge
                                                                  ------------
                                                                 Name: Chen Ge
                                    Title: Secretary to the Board of Directors


Date: August 27, 2004

                                   CONTENTS



Company Profile 2
Principal Financial Data and Indicators 3
Changes in Share Capital and Shareholdings of Principal Shareholders 8 Business Review and Prospects 10
Management's Discussion and Analysis 16
Significant Events 29
Financial Statements 38
Documents for Inspection 108








Disclaimer

This interim report contains "forward-looking statements". All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 27 August 2004 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

IMPORTANT NOTICE: THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION ("SINOPEC CORP.") AND THE DIRECTORS WARRANT THAT THERE ARE NO MATERIAL OMISSIONS FROM, OR MISREPRESENTATIONS OR MISLEADING STATEMENTS CONTAINED IN THIS INTERIM REPORT AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. MESSRS. MOU SHULING, GAO JIAN, FAN YIFEI, HO TSU KWOK CHARLES, SHI WANPENG AND ZHANG YOUCAI, DIRECTORS OF SINOPEC CORP., COULD NOT ATTEND THE TENTH MEETING OF THE SECOND SESSION OF THE BOARD FOR REASONS OF OFFICIAL DUTIES. MR. MOU SHULING, DIRECTOR OF SINOPEC CORP., AUTHORISED MR. CAO XIANGHONG; MR. GAO JIAN, DIRECTOR OF SINOPEC CORP., AUTHORISED MR. CHEN TONGHAI, CHAIRMAN; MR. FAN YIFEI, DIRECTOR OF SINOPEC CORP., AUTHORISED MR. WANG JIMING, VICE CHAIRMAN; AND MESSRS. HO TSU KWOK CHARLES, SHI WANPENG AND ZHANG YOUCAI, DIRECTORS OF SINOPEC CORP., AUTHORISED MR. CHEN QINGTAI, RESPECTIVELY, TO VOTE ON THEIR BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE TENTH MEETING OF THE SECOND SESSION OF THE BOARD. MR. CHEN TONGHAI, CHAIRMAN OF THE BOARD, MR. WANG JIMING, VICE CHAIRMAN AND PRESIDENT, MR. ZHANG JIAREN, DIRECTOR, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER AND MR. LIU YUN, HEAD OF THE ACCOUNTING DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT. THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2004 OF SINOPEC CORP. AND ITS SUBSIDIARIES ("THE COMPANY") PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") HAVE BEEN AUDITED BY KPMG HUAZHEN AND KPMG, RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

COMPANY PROFILE

Sinopec Corp. is the first company in China listed on the stock exchanges in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of the Company include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil, producing petroleum products and trading, transporting, distributing and marketing petroleum products; producing, distributing and trading petrochemical products. Sinopec Corp.'s basic information is as follows:

LEGAL NAME
[Name in Chinese characters]

CHINESE ABBREVIATION
[Abbreviation in Chinese characters]

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Chen Tonghai

AUTHORISED REPRESENTATIVES
Mr. Wang Jiming, Mr. Chen Ge

SECRETARY TO THE BOARD OF
DIRECTORS
Mr. Chen Ge

REPRESENTATIVE ON SECURITIES
MATTERS
Mr. Huang Wensheng

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS
6A Huixindong Street
Chaoyang District
Beijing, PRC
Postcode: 100029
Tel: 86-10-64990060
Fax: 86-10-64990022
Website: http://www.sinopec.com.cn
Email: ir@sinopec.com.cn
       media@sinopec.com.cn

PLACE OF BUSINESS IN HONG KONG
12th Floor, Office Tower, Convention Plaza
1 Harbour Road, Wanchai, Hong Kong

NEWSPAPERS FOR INFORMATION DISCLOSURE
Mainland China:
China Securities News
Shanghai Securities News
Securities Times

Hong Kong:
Hong Kong Economic Times
South China Morning Post (English)

INTERNET WEBSITE PUBLISHING INTERIM REPORT DESIGNATED BY THE CHINA SECURITIES REGULATORY COMMISSION http://www.sse.com.cn

PLACES WHERE THE INTERIM REPORT IS AVAILABLE FOR INSPECTION
China: Board Secretariat
       China Petroleum & Chemical Corporation
       6A Huixindong Street,
       Chaoyang District, Beijing, PRC

USA:   Citibank, N.A.
       388 Greenwich St., 14th floor
       New York, NY 10013 USA

UK:    Citibank N. A.
       Citigroup Centre
       Canada Square
       Canary Wharf
       London E14 5LB UK

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES

A Shares:     Shanghai Stock Exchange
              Stock name: **(degree)e(Y)U*AE
              Stock code: 600028

H Shares:     Hong Kong Stock Exchange
              Stock name: SINOPEC CORP
              Stock code: 0386

ADSs:         New York Stock Exchange
              Stock name: SINOPEC CORP
              Stock code: SNP

              London Stock Exchange
              Stock name: SINOPEC CORP
              Stock code: SNP

PRINCIPAL FINANCIAL DATA AND INDICATORS

1 FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

    (1) Financial Data and Indicators of the Company for the first half of 2004


                           At 30 June At 31 December
       Item                                                              2004               2003
                                                                    RMB millions       RMB millions

       Current assets                                                   117,062             96,918
---------------------------------------------------------------------------------------------------
       Current liabilities                                              136,314            120,792
---------------------------------------------------------------------------------------------------
       Total assets                                                     422,925            390,213
---------------------------------------------------------------------------------------------------
       Shareholders' funds (excluding minority interests)               172,276            162,946
---------------------------------------------------------------------------------------------------
       Net assets per share (RMB/share) (Fully diluted)                   1.987              1.879
       Adjusted net assets per share (RMB/share)                          1.961              1.850
---------------------------------------------------------------------------------------------------

                                                                    Six-month periods ended 30 June
       Item                                                              2004               2003
                                                                    RMB millions       RMB millions

       Net profit                                                        15,039              9,765
---------------------------------------------------------------------------------------------------
       Net profit before non-operating profits/losses                    16,332             10,221
---------------------------------------------------------------------------------------------------
       Return on net assets (%) (Fully diluted)                            8.73               6.25
---------------------------------------------------------------------------------------------------
       Return on net assets (%) (Weighted average)                         8.82               6.24
---------------------------------------------------------------------------------------------------
       Earnings per share (RMB/share) (Fully diluted)                      0.173              0.113
---------------------------------------------------------------------------------------------------
       Earnings per share (RMB/share) (Weighted average)                   0.173              0.113
---------------------------------------------------------------------------------------------------
       Net cash flow from operating activities                           21,694              29,982
---------------------------------------------------------------------------------------------------


                                                                                 Six-month period
       Items under non-operating profits/losses:                                ended 30 June 2004
                                                                                    RMB millions

       Loss on disposal of long-term equity investments                                           2
---------------------------------------------------------------------------------------------------
       Written back of provisions for impairment losses in previous years                       (80)
       Non-operating expenses:
       (excluding normal provisions on assets provided in accordance
         with the Accounting Regulations for Business Enterprises)                            2,189
---------------------------------------------------------------------------------------------------
       Of which: Loss on disposal of fixed assets                                             1,405
---------------------------------------------------------------------------------------------------
                Employee reduction expenses                                                     412
---------------------------------------------------------------------------------------------------
                Donations                                                                        49
---------------------------------------------------------------------------------------------------
       Non-operating income                                                                    (181)
---------------------------------------------------------------------------------------------------
       Tax effect                                                                              (637)
---------------------------------------------------------------------------------------------------
       Total                                                                                  1,293
---------------------------------------------------------------------------------------------------

    (2) Appendix to income statement prepared in accordance with the PRC Accounting Rules and
        Regulations


                                                               Six-month period ended               Six-month period ended
                                                                    30 June 2004                         30 June 2003
                                                              Return on net assets (%)             Return on net assets (%)
       Item                                                      Fully          Weighted             Fully          Weighted
                                                               diluted           average           diluted           average

       Profit from principal operations                          30.09             30.41             23.29             23.24
------------------------------------------------------------------------------------------------------------------------------
       Operating profit                                          16.46             16.63             10.00              9.98
------------------------------------------------------------------------------------------------------------------------------
       Net profit                                                 8.73              8.82              6.25              6.24
------------------------------------------------------------------------------------------------------------------------------
       Net profit before non-operating profits/losses             9.48              9.58              6.54              6.53

                                                               Six-month period ended               Six-month period ended
                                                                    30 June 2004                         30 June 2003
                                                               Earnings per share RMB               Earnings per share RMB
       Item                                                      Fully          Weighted             Fully          Weighted
                                                               diluted           average           diluted           average

       Profit from principal operations                          0.598             0.598             0.420             0.420
------------------------------------------------------------------------------------------------------------------------------
       Operating profit                                          0.327             0.327             0.180             0.180
------------------------------------------------------------------------------------------------------------------------------
       Net profit                                                0.173             0.173             0.113             0.113
------------------------------------------------------------------------------------------------------------------------------
       Net profit before non-operating profits/losses            0.188             0.188             0.118             0.118
------------------------------------------------------------------------------------------------------------------------------

    (3) Significant changes of items in the financial statements Descriptions and reasons for changes of financial data during the reporting period where the fluctuation is more than 30%, or the fluctuation in such item is 5% or more of the total assets or more than 10% of the profit before tax:

                                   At 30         At 31            Changes
                                    June      December    Amount of Percentage of
       Item                         2004          2003      increase     increase             Analysis of Changes
                            RMB millions  RMB millions  RMB millions          (%)

       Bills receivable            8,009         5,953         2,056        34.54    Mainly due to the increase in
                                                                                     income from principal operations
-----------------------------------------------------------------------------------------------------------------------------------
       Accounts receivable        13,621         9,284         4,337        46.71    Mainly due to the increase in
                                                                                     income from principal operations
-----------------------------------------------------------------------------------------------------------------------------------
       Advance payments            7,248         3,904         3,344        85.66    Mainly due to the increase in
                                                                                     contracted amounts
-----------------------------------------------------------------------------------------------------------------------------------
       Inventories                58,990        44,915        14,075        31.34    Mainly due to the increase in
                                                                                     inventories of crude oil and refined
                                                                                     oil products
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment    4,094         1,331         2,763       207.59    Mainly due to provisions based on recoverable
         losses on fixed assets                                                      amount after the amendments of production and
                                                                                     operation plans
-----------------------------------------------------------------------------------------------------------------------------------
       Construction materials      1,659         1,226           433        35.32    Since more construction projects were
                                                                                     expected to commence after the end of the
                                                                                     period, purchase of construction material
                                                                                     increased
-----------------------------------------------------------------------------------------------------------------------------------
       Construction in progress   44,498        28,513        15,985        56.06    Please refer to Note 13 of the financial
                                                                                     statements prepared under the PRC
                                                                                     Accounting Rules and Regulations for details.
-----------------------------------------------------------------------------------------------------------------------------------
       Deferred tax assets         3,115         1,752         1,363        77.80    Please refer to Note 15 of the
                                                                                     financial statements prepared under the PRC
                                                                                     Accounting Rules and Regulations for details.
-----------------------------------------------------------------------------------------------------------------------------------
       Accrued expenses            2,151           303         1,848       609.90    Mainly due to the increase in accrued and
                                                                                     unpaid production and operation costs
-----------------------------------------------------------------------------------------------------------------------------------
       Current portion of         10,895         8,175         2,720        33.27    Mainly due to the increase in loans with
         long-term liabilities                                                       maturity within one year
-----------------------------------------------------------------------------------------------------------------------------------
       Bonds payable               3,500            --         3,500           --    Please refer to Note 26 of the financial
                                                                                     statements prepared under the PRC
                                                                                     Accounting Rules and Regulations
                                                                                     for details
-----------------------------------------------------------------------------------------------------------------------------------


                                   At 30         At 31            Changes
                                    June      December    Amount of Percentage of
       Item                         2004          2003      increase     increase             Analysis of Changes
                            RMB millions  RMB millions  RMB millions          (%)

       Income from principal     265,709       194,842        70,867        36.37    Please refer to Management's Discussion
         operations                                                                  and Analysis
-----------------------------------------------------------------------------------------------------------------------------------
       Cost of sales             206,098       152,303        53,795        35.32    Please refer to Management's Discussion and
                                                                                     Analysis
-----------------------------------------------------------------------------------------------------------------------------------
       Investment income             516           341           175        51.32    Mainly due to the increase in
                                                                                     net profit from associates
-----------------------------------------------------------------------------------------------------------------------------------
       Non-operating expenses      4,952           768         4,184       544.79    Please refer to Note 36 of the
                                                                                     financial statements prepared under
                                                                                     the PRC Accounting Rules and Regulations
                                                                                     for details.
-----------------------------------------------------------------------------------------------------------------------------------
       Taxation                    7,154         4,762         2,392        50.23    Mainly due to the increase in
                                                                                     profit before taxation
-----------------------------------------------------------------------------------------------------------------------------------
       Minority interests          2,412           759         1,653       217.79    Mainly due to the increase in
                                                                                     net profit from subsidiaries
-----------------------------------------------------------------------------------------------------------------------------------
       Unrecognized investment       507            --           507           --    Mainly due to unrecognized investment
         losses                                                                      losses exceeding the carrying value
                                                                                     of long-term equity investment
-----------------------------------------------------------------------------------------------------------------------------------


    (4) Details of provisions for assets in the consolidated financial statements                           Unit: RMB millions

                                                                                                 Decrease in the period
                                                                                             Written
                                                                                            back due
                                                                     At the   Increase   to increase                         At the
                                                                  beginning     in the    in assets'      Other              end of
       Item                                           Lines   of the period     period     valuation    reasons   Total  the period

       Allowance for doubtful accounts                  1             5,533        543         38         31         69       6,007
-----------------------------------------------------------------------------------------------------------------------------------
          Of which: Allowance for doubtful accounts
                     for accounts receivable                          3,185        271         15          2         17       3,439
-----------------------------------------------------------------------------------------------------------------------------------
                   Allowance for doubtful accounts
                     for other receivable                             2,348        272         23         29         52       2,568
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for diminution in value
         of short-term investments                      2               Nil                                                     Nil
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for diminution in value
         of inventories                                 3               519        184         39          1         40         663
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment losses
         on long-term investments                       4               271         42          3          5          8         305
-----------------------------------------------------------------------------------------------------------------------------------
          Of which: Long-term equity investments                        271         42          3          5          8         305
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment losses
         on fixed assets                                5             1,331      2,763                                        4,094
-----------------------------------------------------------------------------------------------------------------------------------
          Of which: Buildings                                             8        325                                          333
-----------------------------------------------------------------------------------------------------------------------------------
                   Machinery and equipment                              559      1,815                                        2,374
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment
         losses on intangible assets                    6               Nil                                                     Nil
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment losses
         on construction in progress                    7               Nil                                                     Nil
-----------------------------------------------------------------------------------------------------------------------------------
       Provision for impairment losses
         on entrusted loans                             8               Nil                                                     Nil
-----------------------------------------------------------------------------------------------------------------------------------
       Total                                                          7,654      3,532         80         37        117      11,069
-----------------------------------------------------------------------------------------------------------------------------------


2   FINANCIAL DATA AND INDICATORS OF THE COMPANY FOR THE FIRST HALF OF 2004 PREPARED IN ACCORDANCE
    WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

                                                                                                      Six-month periods
                                                                                                        ended 30 June
    Item                                                                                              2004              2003
                                                                                              RMB millions      RMB millions

    Operating profit                                                                                27,339            18,569
-----------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                      16,151            10,727
-----------------------------------------------------------------------------------------------------------------------------------
    Return on capital employed (%)*                                                                   6.17              4.47
-----------------------------------------------------------------------------------------------------------------------------------
    Earnings per share (RMB/share)                                                                   0.186             0.124
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash flow from operating activities                                                         19,291            28,649
-----------------------------------------------------------------------------------------------------------------------------------

    * Return on capital employed = operating profit x (1 - income tax rate)/capital employed


                                                                                                At 30 June   At 31 December
    Item                                                                                              2004              2003
                                                                                              RMB millions      RMB millions

    Current assets                                                                                 120,102            99,328
-----------------------------------------------------------------------------------------------------------------------------------
    Current liabilities                                                                            137,713           122,005
-----------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                   434,937           400,818
-----------------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds (excluding minority interests)                                             178,409           167,899
-----------------------------------------------------------------------------------------------------------------------------------
    Net assets per share (RMB/share)                                                                 2.058             1.937
-----------------------------------------------------------------------------------------------------------------------------------
    Adjusted net assets per share (RMB/share)                                                        2.033             1.908
-----------------------------------------------------------------------------------------------------------------------------------



3   DIFFERENCES BETWEEN THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS ON NET PROFIT AND
    SHAREHOLDERS' FUNDS FOR THE FIRST HALF OF 2004

    (1) Analysis of the effects of major differences between the PRC Accounting
        Rules and Regulations and IFRS on net profit:

                                                                                                      Six-month periods
                                                                                                        ended 30 June
       Item                                                                                           2004              2003
                                                                                              RMB millions      RMB millions

       Net profit under the PRC Accounting Rules and Regulations                                    15,039             9,765
-----------------------------------------------------------------------------------------------------------------------------------
       Adjustments:
          Disposal of oil and gas properties (net of depreciation effect)                              879                --
-----------------------------------------------------------------------------------------------------------------------------------
          Impairment losses on revaluated assets                                                       439                --
-----------------------------------------------------------------------------------------------------------------------------------
          Depreciation of oil and gas properties                                                       370             1,270
-----------------------------------------------------------------------------------------------------------------------------------
          Capitalization of general borrowing costs                                                    247               203
-----------------------------------------------------------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                                                          58                58
-----------------------------------------------------------------------------------------------------------------------------------
          Acquisition of Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical                    --                26
-----------------------------------------------------------------------------------------------------------------------------------
          Revaluation of land use rights                                                                 9                 9
-----------------------------------------------------------------------------------------------------------------------------------
          Unrecognized losses of subsidiaries                                                         (236)               --
-----------------------------------------------------------------------------------------------------------------------------------
          Pre-operating expenditures                                                                   (95)             (100)
-----------------------------------------------------------------------------------------------------------------------------------
          Impairment losses on long-lived assets                                                        --                (5)
-----------------------------------------------------------------------------------------------------------------------------------
          Effects of the above adjustments on taxation                                                (559)             (499)
-----------------------------------------------------------------------------------------------------------------------------------
       Net profit under IFRS                                                                        16,151            10,727
===================================================================================================================================

    (2) Analysis of the effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds:


                                                                                                At 30 June   At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

       Shareholders' funds under the PRC Accounting Rules and Regulations                          172,276           162,946
-----------------------------------------------------------------------------------------------------------------------------------
       Adjustments:
-----------------------------------------------------------------------------------------------------------------------------------
          Disposal of oil and gas properties                                                         2,139             1,260
-----------------------------------------------------------------------------------------------------------------------------------
          Depreciation of oil and gas properties                                                    11,255            10,885
-----------------------------------------------------------------------------------------------------------------------------------
          Capitalization of general borrowing costs                                                  1,372             1,125
-----------------------------------------------------------------------------------------------------------------------------------
          Acquisition of Sinopec National Star                                                      (2,754)           (2,812)
-----------------------------------------------------------------------------------------------------------------------------------
          Revaluation of land use rights                                                              (861)             (870)
-----------------------------------------------------------------------------------------------------------------------------------
          Effect of minority interests on unrecognized losses of subsidiaries                          332                61
-----------------------------------------------------------------------------------------------------------------------------------
          Pre-operating expenditures                                                                  (264)             (169)
-----------------------------------------------------------------------------------------------------------------------------------
          Impairment losses on long-lived assets                                                      (113)             (113)
-----------------------------------------------------------------------------------------------------------------------------------
          Government grants                                                                           (326)             (326)
-----------------------------------------------------------------------------------------------------------------------------------
          Effects of the above adjustments on taxation                                              (4,647)           (4,088)
-----------------------------------------------------------------------------------------------------------------------------------
       Shareholders' funds under IFRS                                                              178,409           167,899
-----------------------------------------------------------------------------------------------------------------------------------

  CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1   CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.
    There were no changes in the total number of shares and equity structure of Sinopec Corp. during the reporting period.

2   SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS
    As at 30 June 2004, there were a total of 302,856 shareholders of Sinopec Corp., of which 291,585 were domestic holders of A Shares and 11,271 were overseas holders of H Shares.

    (1) Top ten shareholders as at 30 June 2004


                                           Increase/
                                            decrease                Percentage at the end                                 Number of
                                          during the                of the reporting period                                pledges,
                                           reporting   Number of  Among total     Among the                             lock-ups or
                                              period shares held    share-         type of                                   trusts
                                              (1,000   (1,000      holdings     shares held   Nature of     Type of          (1,000
    Name of shareholders                     shares)   shares)        (%)            (%)     Shareholders  Shares held      shares)


    China Petrochemical Corporation                0  47,742,561     55.06          71.13    State-owned  Non tradable            0
      ("Sinopec Group Company")                                                              shares
-----------------------------------------------------------------------------------------------------------------------------------
    HKSCC (Nominees) Limited               5,036,626  16,676,244     19.23          99.38    H shares     Tradable          Unknown
-----------------------------------------------------------------------------------------------------------------------------------
    China Development Bank                         0   8,775,570     10.12          13.07    State-owned  Non tradable            0
                                                                                             shares
-----------------------------------------------------------------------------------------------------------------------------------
    China Cinda Asset Management Corp.             0   8,720,650     10.06          12.99    State-owned  Non tradable            0
                                                                                             shares
-----------------------------------------------------------------------------------------------------------------------------------
    China Orient Asset Management Corp.            0   1,296,410      1.50           1.93    State-owned  Non tradable            0
                                                                                             shares
-----------------------------------------------------------------------------------------------------------------------------------
    Guo Tai Jun An Corp.                     (10,428)*   586,760      0.68           0.87    State-owned  Non tradable      293,380
                                                                                             shares                       (pledged)
-----------------------------------------------------------------------------------------------------------------------------------
    Qingdao Port Authority                         0      60,000      0.07           2.14    A Shares     Tradable                0
-----------------------------------------------------------------------------------------------------------------------------------
    EFUND 50 Securities Investment Fund       51,906      51,906      0.06           1.85    A Shares     Tradable                0
-----------------------------------------------------------------------------------------------------------------------------------
    Xinghua Securities Investment Fund        33,190      48,190      0.06           1.72    A Shares     Tradable                0
-----------------------------------------------------------------------------------------------------------------------------------
    Xinghe Securities Investment Fund        (15,799)     46,149      0.05           1.65    A Shares     Tradable                0
-----------------------------------------------------------------------------------------------------------------------------------
    CITIC Securities Co.,Ltd.                 40,985      44,485      0.05           1.59    A Shares     Tradable                0
-----------------------------------------------------------------------------------------------------------------------------------
    Explanation for the relationships         Except for Xinghua Securities Investment Fund and Xinghe Securities Investment Fund
      among the above shareholders or         both of which belong to Huaxia Fund Management Co.,Ltd., Sinopec Corp. is not
      activities in concert:                  aware of any connections among other corporate shareholders. Sinopec Corp. is not aware of any connections or activities in concert between other holders of shares in circulation and is not aware of any pledges, lock-ups or trust of shareholdings of holders of H Shares.
-----------------------------------------------------------------------------------------------------------------------------------

       * The shares sold by Guo Tai Jun An Corp. were A shares previously purchased on the stock exchanges by Guo Tai Jun An Corp.

    (2) Top ten shareholders with tradable shares as at 30 June 2004


                                           Increase/
                                            decrease                Percentage at the end                                 Number of
                                          during the                of the reporting period                                pledges,
                                           reporting   Number of  Among total     Among the                             lock-ups or
                                              period shares held    share-         type of                                   trusts
                                              (1,000   (1,000      holdings     shares held   Nature of     Type of          (1,000
    Name of shareholders                     shares)   shares)        (%)            (%)     Shareholders  Shares held      shares)


    HKSCC (Nominees) Limited               5,036,626  16,676,244     19.23          99.38     H shares      Tradable        Unknown
-----------------------------------------------------------------------------------------------------------------------------------
    Qingdao Port Authority                         0      60,000      0.07           2.14     A shares      Tradable              0
-----------------------------------------------------------------------------------------------------------------------------------
    EFUND 50 Securities Investment Fund       51,906      51,906      0.06           1.85     A shares      Tradable              0
-----------------------------------------------------------------------------------------------------------------------------------
    Xinghua Securities Investment Fund        33,190      48,190      0.06           1.72     A shares      Tradable              0
-----------------------------------------------------------------------------------------------------------------------------------
    Xinghe Securities Investment Fund        (15,799)     46,149      0.05           1.65     A shares      Tradable              0
-----------------------------------------------------------------------------------------------------------------------------------
    CITIC Securities Co.,Ltd.                 40,985      44,485      0.05           1.59     A shares      Tradable              0
-----------------------------------------------------------------------------------------------------------------------------------
    China Southern Principal Protected
      Fund                                    28,652      40,144      0.05           1.43     A shares      Tradable              0
-----------------------------------------------------------------------------------------------------------------------------------
    China Southern Sustaining Growth
      Fund                                    36,153      39,153      0.05           1.40     A shares      Tradable              0
-----------------------------------------------------------------------------------------------------------------------------------
    Harvest Service Sector Fund               39,087      39,087      0.05           1.40     A shares      Tradable              0
-----------------------------------------------------------------------------------------------------------------------------------
    Tian Yuan Securities Investment
      Fund                                       928      37,030      0.04           1.32     A shares      Tradable              0
-----------------------------------------------------------------------------------------------------------------------------------
    Explanation for the relationships among     Except for Xinghua Securities Investment Fund and Xinghe Securities
      the above shareholders or activities      Investment Fund both of which belong to Huaxia Fund Management Co.,Ltd.
      in concert:                               and China Southern Principal Protected Fund, China Southern Sustaining
                                                Growth Fund and Tian Yuan Securities Investment Fund which belong to
                                                China Southern Fund Management Co., Ltd., Sinopec Corp. is not aware of any connections among other corporate shareholders. Sinopec Corp. is not aware of any connections or activities in concert between other holders of shares in circulation and is not aware of any pledges, lock-ups or trust of shareholdings of holders of H Shares.
-----------------------------------------------------------------------------------------------------------------------------------

    (3) Information disclosed by the shareholders of H share according to the Securities and Futures Ordinance



                                                                                                                 Approximate
                                                                                                                  percentage
                                                                                  Number of share          of Sinopec Corp's
       Name of shareholders                                                        interests held                  interests
                                                    Nature                    or regarded as held              (H share) (%)

       Exxon Mobil Corporation                      Corporate                   3,168,529,000 (L)                  18.88 (L)
-----------------------------------------------------------------------------------------------------------------------------------
       Exxonmobil Far East Holdings Ltd.            Beneficial                  3,168,529,000 (L)                  18.88 (L)
-----------------------------------------------------------------------------------------------------------------------------------
       Exxonmobil International Holdings Inc.       Corporate                   3,168,529,000 (L)                  18.88 (L)
-----------------------------------------------------------------------------------------------------------------------------------
       J.P. Morgan Chase & Co.                      Beneficial, Investment
                                                    manager, Trustee,
                                                    Physically settled
                                                    derivatives                 1,095,132,880 (L)                   6.53 (L)
-----------------------------------------------------------------------------------------------------------------------------------
                                                    N/A                           610,911,725 (P)                   3.64 (P)
-----------------------------------------------------------------------------------------------------------------------------------
       Morgan Stanley                               Corporate                     932,527,786 (L)                   5.56 (L)
                                                    Corporate                     478,305,000 (S)                   2.85 (S)
-----------------------------------------------------------------------------------------------------------------------------------

       Note: (L): Long position, (S): Short position (P): Lending pool

3 CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE ACTUAL BENEFICIAL OWNERS There was no change in the controlling shareholders or the actual beneficial owners during the reporting period.

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2004, the Chinese government adopted a series of macro-economic control measures, and achieved good results. The national economy maintained an upward momentum of steady growth and GDP rose by 9.7%. Demands for petroleum and petrochemical products continued to grow accordingly. According to the Company's statistics, the apparent domestic consumption of refined oil products (gasoline, diesel and kerosene including jet fuel) in the first half of this year increased by 24.6% over the same period last year whilst the apparent consumption of petrochemical products (in terms of ethylene) increased by 15.59%.

In the first half of 2004, prices of international crude oil fluctuated at a high level. Refining margin was improved and the chemical industries were in the rising trend of a new cycle. The Company closely monitored the changes in the domestic and overseas market of crude oil and petrochemical products, and responsively adopted effective operation measures, actively explored the market, optimised resources, rationalised structures, and maximised operation volume. As a result, the oil and gas production increased steadily, oil refining and petrochemical facilities operated at a high utilisation rate, the sales of refined oil products increased significantly and marketing structures were further optimised. At the same time, the Company further enhanced its internal reform, streamlined the assets and reinforced internal control. As a result of the joint efforts made by all the employees together with the Company, the Company achieved remarkable operating results.

According to the PRC Accounting Rules and Regulations, the Company's income from principal operations was RMB 265.71billion, up by 36.4% over the first half of 2003. The Company's net profit was RMB 15.04 billion, up by 54.0% over the first half of 2003. Based on the number of shares outstanding at the end of the reporting period, earnings per share were RMB 0.17. According to the International Financial Reporting Standards, turnover and other operating revenues amounted to RMB 275.44 billion, up by 34.1% over the first half of 2003. Profit attributable to shareholders was RMB 16.15 billion, up by 50.6% over the first half of 2003. Based on the number of shares outstanding at the end of the reporting period, earnings per share were RMB 0.19.

The Board of Directors has decided to distribute an interim dividend of RMB
0.04 per share for the first half of 2004, which is equivalent to RMB 4.00 per ADS.

1   PRODUCTION AND OPERATION

(1) Exploration and Production Segment
    In the first half of 2004, the average international crude oil price increased significantly compared with the same period last year. The Platt's global Brent spot price averaged USD 33.65 per barrel, up by 16.9% over the first half of 2003. Domestic prices of crude oil generally followed the trend in the international market. However, as there is a one-month time lag of domestic crude oil prices behind the international crude oil prices and the increase in international benchmarked prices for the Company's self-produced oil was not significant, the average crude price realised by the Company during the first half of 2004 was USD 29.62 per barrel, up by 2.5% over the same period last year.


                               [GRAPHIC OMITTED]

    In the first half of 2004, the Company achieved good results in exploration, development and production of crude oil and natural gas.

    In exploration, the Company optimised exploration plan and profile of oil and gas reserves by taking the zone exploration as the main objective and the discovery of qualified proven reserves as the primary goal. New blocks in Tahe oilfield and deep layers in Jiyang trough demonstrated good indications of oil and gas reserves, and sound results were achieved in exploration in mature fields in eastern China. Important progress was achieved in the natural gas exploration blocks such as in northeastern Sichuan. Exploration wells in 6 key blocks in Ordos, Shengli, Zhongyuan, etc. obtained commercial oil and gas flow. In addition, oil and gas were discovered in a number of major exploration wells in the new blocks in western China. In the first half of 2004, the newly added proved geological reserves of crude oil amounted to approximately 133 million tonnes, whilst the newly added geological reserves of natural gas was approximately 62.3 billion cubic meters.

    In development, the Company aimed to optimise its development plans and improve the quality of production capacity build-up. In the first half of 2004, newly developed production capacity of crude oil and natural gas reached 2.29 million tonnes per year and 415 million cubic meters per year, respectively.

    In production, the Company seized the opportunity of high crude oil prices and carefully arranged oil and gas production. The Company exercised comprehensive management over its existing oilfields and consolidated its foundation for stable output, and the production of oil and gas increased steadily.

    Summary of Operations of Exploration and Production Segment

                                                                                         Six-month periods
                                                                                           ended 30 June                 Changes
                                                                                        2004              2003               (%)

    Crude oil production (million barrels)                                            135.85            133.72              1.59
-----------------------------------------------------------------------------------------------------------------------------------
    Natural gas production (billion cubic feet)                                       100.06             90.71             10.31
-----------------------------------------------------------------------------------------------------------------------------------
    Newly added proved oil reserves (million barrels)                                 124.40            115.80              7.43
-----------------------------------------------------------------------------------------------------------------------------------
    Newly added proved gas reserves (billion cubic feet)                              872.74            276.80            215.30
-----------------------------------------------------------------------------------------------------------------------------------
    Proved oil reserves at the end of the reporting period (million barrels)        3,245.73          3,302.00             (1.70)
-----------------------------------------------------------------------------------------------------------------------------------
    Proved gas reserves at the end of the reporting period (billion cubic feet)     3,660.30          3,515.00              4.13


    Note:Crude oil production is converted at 1 tonne = 7.1 barrels, and natural gas production is converted at 1 cubic meter = 35.31 cubic feet.

(2) Refining Segment
    In the first half of 2004, in response to the significant growth of demand in the domestic market, the Company made careful arrangement so as to ensure a safe, stable, sustained, optimal and full load operation of its facilities. The Company also made serious effects in increasing the processing volume of crude oil. In addition, the Company optimised the allocation of crude oil resources, further increased the processing volume of sour crude, optimised logistics and reduced production costs. The Company also optimised product mix, increased production of diesel and high value-added products and improved profitability. Furthermore, the Company enhanced its management over the operation of production facilities, and further improved major economic and technical indicators for oil refining, such as light product yield and refining yield.

    Summary of Operations of Refining Segment


                                                                                     Six-month periods
                                                                                       ended 30 June                 Changes
                                                                                    2004              2003               (%)

    Crude processing volume (million tonnes)                                       64.98             54.70             18.79
----------------------------------------------------------------------------------------------------------------------------------
       Of which: Sour crude processing volume (million tonnes)                     13.39             10.64             25.85
----------------------------------------------------------------------------------------------------------------------------------
    Refinery utilisation (%)                                                       91.57             83.30   8.27 percentage
                                                                                                                      points
----------------------------------------------------------------------------------------------------------------------------------
    Gasoline, diesel oil and kerosene (including jet fuel) production
      (million tonnes)                                                             39.17             32.59             20.19
----------------------------------------------------------------------------------------------------------------------------------
       Of which: Gasoline (million tonnes)                                         11.42             10.25             11.41
----------------------------------------------------------------------------------------------------------------------------------
               Diesel oil (million tonnes)                                         24.72             19.89             24.28
----------------------------------------------------------------------------------------------------------------------------------
               Kerosene (including jet fuel) (million tonnes)                       3.03              2.45             23.67
----------------------------------------------------------------------------------------------------------------------------------
    Chemical feedstock (million tonnes)                                             8.92              8.23              8.38
----------------------------------------------------------------------------------------------------------------------------------
    Light product yield (%)                                                        74.06             73.97   0.09 percentage
                                                                                                                       point
----------------------------------------------------------------------------------------------------------------------------------
    Refining yield (%)                                                             93.10             93.07   0.03 percentage
                                                                                                                       point
----------------------------------------------------------------------------------------------------------------------------------

    Notes:

    1. The data of the first half of 2003 and the first half of 2004 in this table includes that of Xi'an Petrochemical and Tahe Petrochemical

    2. Crude processing volume is converted at 1 tonne = 7.35 barrels.

(3) Marketing and Distribution Segment
    In the first half of 2004, the Company closely monitored the changes of the market, optimised logistics and marketing structure. Sales volume of refined oil products increased significantly together with a steady expansion of market share. The Company actively expanded and optimised the marketing network of refined oil products, and rationalised network layout and product logistics. In the first half of 2004, the Company's total domestic sales volume of refined oil products was up by 29.09% over the same period last year, and the volumes of retail and direct sales were up by 40.89% and 38.15%, respectively, over the same period last year. Retail and direct sales volume, as a percentage of the Company's total domestic sales volume of refined oil products increased to 76.2% from 70.2% in the same period last year. In order to meet the domestic demand for refined oil products and to maintain a balance in product mix, the Company reduced the export volume of its refined oil products. In the first half of 2004, total export volume of refined oil products was 1.85 million tonnes, representing a decrease of 43.5% from the first half of 2003.

    Summary of Operations of Marketing and Distribution Segment


                                                          Six-month periods
                                                            ended 30 June           Changes
                                                          2004           2003           (%)

    Total domestic sales of refined oil products
      (million tonnes)                                   45.49          35.24         29.09
-----------------------------------------------------------------------------------------------
       Of which: Retail volume (million tonnes)          25.12          17.83         40.89
-----------------------------------------------------------------------------------------------
               Direct sales volume (million tonnes)       9.56           6.92         38.15
               --------------------------------------------------------------------------------
               Wholesale volume (million tonnes)         10.81          10.49          3.05
               --------------------------------------------------------------------------------
    Average annual throughput per petrol station
      (tonne/station)                                    1,986          1,612         23.20
-----------------------------------------------------------------------------------------------
    Total number of petrol stations                     30,682         29,425          4.27
-----------------------------------------------------------------------------------------------
       Of which: Number of self-operated
               petrol stations                          25,306         24,128          4.88
               --------------------------------------------------------------------------------
               Number of franchised petrol stations      5,376          5,297          1.49
               --------------------------------------------------------------------------------

    In March 2004, Sinopec won the exclusive entitlement of Sinopec Formula 1 Grand Prix China, which is another initiative of the Company's international branding strategy. The Company will make the best use of the cooperation with Formula 1 to promote the overall value of Sinopec's branding.

(4) Chemicals Segment
    In the first half of 2004, the global chemicals sector was in a new round of an upturn cycle. Prices of chemical products increased significantly, and demand in the domestic chemical market continued to grow. The Company's average price of synthetic resin, synthetic rubber, synthetic fiber, and monomers and polymers for synthetic fiber increased by 27.7%, 15.9%, 16.2% and 21.3% respectively over the first half of 2003. The Company seized the favorable opportunities and maintained operation of its chemical facilities at full load. As a result, production of major chemical products increased significantly, among which, production of synthetic resin, synthetic fiber, and synthetic rubber were up by 10.95%, 7.19%, and 13.79% respectively over the first half of 2003. In addition, the chemical product mix was improved and the portion of high value-added products such as performance compound of synthetic resin and differential fiber was further increased. The marketing model of the newly established Acrylic Fibre Sales Company achieved good results.


    Production of Major Petrochemical Products       Unit: thousand tonnes

                                                Six-month periods
                                                  ended 30 June           Changes
                                                2004           2003           (%)

    Ethylene                                   1,863          1,724          8.06
----------------------------------------------------------------------------------
    Synthetic resin                            2,806          2,529         10.95
----------------------------------------------------------------------------------
       Of which: Performance compound resins   1,478          1,246         18.62
       ---------------------------------------------------------------------------
    Synthetic fiber                              641            598          7.19
----------------------------------------------------------------------------------
       Of which: Differential fiber              289            241         19.92
       ---------------------------------------------------------------------------
    Synthetic fiber monomers and polymers      2,443          2,133         14.53
----------------------------------------------------------------------------------
    Synthetic rubber                             297            261         13.79
----------------------------------------------------------------------------------
    Urea                                       1,322          1,154         14.56
----------------------------------------------------------------------------------

    Note:The production of chemical products in the first half of 2003 and the first half of 2004 includes that of Maoming Ethylene.

2   COST-reduction
    In the first half of 2004, the Company adopted a series of measures to reduce costs: optimising the allocation of resources and logistics to reduce transportation costs, increasing the processing volume of sour crude to reduce procurement costs of crude oil, and further optimising the operation of facilities to cut down material and energy consumption. In the first half of 2004, the Company reduced its costs by a total of RMB 1.43 billion. The breakdown is as follows: RMB 250 million from the Exploration and Production Segment, RMB 380 million from the Refining Segment, RMB 400 million from the Marketing and Distribution Segment and RMB 400 million from the Chemicals Segment. In addition, the Company further carried out measures aiming at improving efficiencies through staff reduction during the first half of this year, and a total of 8,000 employees were voluntarily terminated.

3   CAPITAL EXPENDITURE
    In the first half of 2004, the Company's total capital expenditure was RMB
    25.82 billion. The capital expenditure in the Exploration and Production Segment totaled RMB 10.07 billion. The layout of the addition of oil and gas reserves and production and the profile of oil and gas has been adjusted, and the sequence structure of the three class reserves of crude oil and gas was improved. The newly added production capacity of crude oil was 2.29 million tonnes per year, while the newly added production capacity of natural gas reached 415 million cubic meters per year. The capital expenditure in the Refining Segment was RMB 4.10 billion. A number of major projects were ahead of schedule: Ningbo-Shanghai-Nanjing crude oil pipeline and Tianjin-Yanshan crude oil pipeline were put into operation, revamping projects in Gaoqiao Petrochemical, Jinling Petrochemical, Yangzi Petrochemical, Xi'an Petrochemical and Tahe Petrochemical proceeded smoothly. The capital expenditure for the Chemicals Segment was RMB 2.94 billion, the second round of ethylene facility revamping project in Qilu Petrochemical will be commissioned in the second half of this year. The capital expenditure for the Marketing and Distribution Segment was RMB 8.61 billion, the construction of refined oil product pipeline in southwest China is progressing smoothly, the construction and acquisition of petrol stations in key areas achieved remarkable results, which consolidated the Company's marketing and distribution network. The capital expenditure for Corporate and Others amounted to RMB 94 million.

    In addition, the joint venture projects such as Shanghai Secco proceeded smoothly and the total capital expenditure incurred by the Company for these joint ventures was RMB 3.37 billion.

BUSINESS PROSPECTS
Looking into the second half of 2004 for the international market, the global economy continues to maintain a good momentum of recovery. Asia will maintain its position as the most robust economy in the world, and its economy will keep growing at a high rate. The Company expects that global demand for crude oil will continue to grow in the second half of this year, with crude oil prices fluctuating at a relatively high level. Refining business will remain in a good shape and chemical industries will remain in a new round of upturn cycle. In the domestic market, as the Chinese government takes measures to adjust and optimise economic structure, the national economy will continue to grow rapidly driving the growth of the demand for petroleum and petrochemical products.

At the same time, according to the undertakings made by the Chinese government for entering the World Trade Organization, the retail market of refined oil products will open to foreign players by the end of this year, and the domestic competition in the marketing of refined oil products may be more severe.

By following the changes in the market, the Company will take a proactive approach, in production and management and minimize operational risks. In addition, the Company will capture the opportunities in the market and invest in and expedite the construction of major projects. Additionally, the Company will deepen reform, reinforce internal management, expand resources and market, improve efficiencies through staff reduction and ensure sustainable and effective growth.

In Exploration and Production Segment, the Company intends to implement its resources strategy to accelerate the exploration and development, to seek for the addition of oil reserves in mature blocks in eastern China, breakthrough in new exploration blocks in western China and discoveries in marine phase blocks in southern China, as well as to speed up the construction of oil and gas production capacity through developing newly found reserve in the existing mature blocks and building auxilary facilities for production capacity in the new blocks while reinforcing the production and operation management to reduce the production costs of oil and gas. In the second half of 2004, the Company plans to produce 138.2 million barrels of crude oil and 104.9 billion cubic feet of natural gas.

In Refining Segment, the Company will closely monitor the changes of international oil market, continue to optimise allocation of crude oil resources, increase the processing volume of sour crude to reduce the purchasing costs of crude oil. The Company intends to fully leverage the Ningbo-Shanghai-Nanjing crude oil pipeline, optimise the allocation of crude oil to reduce transportation costs. The Company will timely adjust product mix in accordance with the market demand, reinforce operation management and ensure safe, stable, sustainable, optimal and full-load operations. In addition, the Company will proactively implement reform of marketing system of refined oil products other than gasoline, diesel and jet fuel. The Company plans to process
67.46 million tonnes of crude oil in the second half of this year.

In Marketing and Distribution Segment, the Company intends to enhance the distribution network of refined oil products by accelerating the construction of refined oil product pipeline, optimising and adjusting the layout of oil depots, as well as expanding the retail network. Following the principle of achieving regional and professional management and flattening of the management hierarchy, the Company intends to further carry out reform of its marketing system of refined oil products. The Company will further improve service quality and its corporate image. In the second half of 2004, the Company will target its total domestic sales volume of refined oil products at 45.5 million tonnes, including a retail volume of 25.37 million tonnes and a direct sales volume of 9.5 million tonnes.

In Chemicals Segment, the Company will focus on the full load operation of major chemical facilities and revamping of some facilities as well as optimisation of feedstock and resources allocation to reduce the material and energy consumption and increase product yield. The Company will rationalise its product mix and increase the output of high value-added products. The Company will continue to carry out the reform of marketing system of chemical products. The Company plans to produce 1.7 million tonnes of ethylene in the second half of this year.

In respect of capital expenditure, the original planned capital expenditure for 2004 was RMB 50.2 billion. According to the current market supply-demand situation and the projected market analysis in the future, the Company decided to seize the opportunities, increase investment and accelerate the construction progress of key projects. The Company intends to increase the capital expenditure by RMB 6.12 billion to RMB 56.32 billion. The breakdown of increases by segments is as follows: the expenditure for Exploration and Production Segment is RMB 1.24 billion, Refining Segment RMB 1.68 billion, Chemicals Segment RMB 1.15 billion, Marketing and Distribution Segment RMB 1.95 billion. The expenditure will be mainly used for the construction of natural gas and crude oil pipelines and the speeding up of the refining renovation in Guangzhou Petrochemical, Yanshan Petrochemical, Shanghai Petrochemical, chemical renovation of PTA in Yangzi Petrochemical, polyester project in Yizheng Chemical Fiber, and the construction and acquisition of petrol stations, etc.

In the second half of 2004, by following the operating guidelines featuring "reform, rationalisation, innovation and development", the Company will actively adopt flexible operating tactics, realise the production and operation objectives for 2004, and continue to maintain sound operation results.

  MANAGEMENT'S DISCUSSION AND ANALYSIS
  THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. THE FINANCIAL INFORMATION PRESENTED IN THIS SECTION ARE DERIVED FROM THE COMPANY'S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH IFRS.

1   CONSOLIDATED RESULTS OF OPERATIONS
    In the first half of 2004, the Company's turnover and other operating revenues were RMB 275.4 billion and operating profit was RMB 27.3 billion, respectively, representing an increase of 34.1% and 47.2%, respectively, over those in the first half of 2003. These changes are mainly attributable to the fact that the Company timely took the apportunities of the rapid growth of domestic GDP and high prices of petrochemical products, further expanded resources and market, increased processing volume of crude oil and production of ethylene, reinforced management, deepened corporate reforms, rationalised asset portfolio, and realised satisfactory results.

    The following table lists the major items in the consolidated income statement of the Company for the indicated periods:


                                                                                      Six-month periods
                                                                                         ended 30 June
                                                                                    2004              2003          Changes
                                                                                         RMB millions                    (%)

    Turnover and other operating revenues                                        275,442           205,335              34.1
-------------------------------------------------------------------------------------------------------------------------------
       Of which: Turnover                                                        265,709           197,614              34.5
-------------------------------------------------------------------------------------------------------------------------------
                Other operating revenues                                           9,733             7,721              26.1
-------------------------------------------------------------------------------------------------------------------------------
    Operating expenses                                                          (248,103)         (186,766)             32.8
-------------------------------------------------------------------------------------------------------------------------------
       Of which: Purchased crude oil, products, and operating supplies
       and expenses                                                             (197,123)         (144,365)             36.5
       ------------------------------------------------------------------------------------------------------------------------
                Selling, general and administrative expenses                     (14,212)          (11,428)             24.4
                ---------------------------------------------------------------------------------------------------------------
                Depreciation, depletion and amortization                         (14,773)          (12,947)             14.1
                ---------------------------------------------------------------------------------------------------------------
                Exploration expenses (including dry holes)                        (2,475)           (2,784)            (11.1)
                ---------------------------------------------------------------------------------------------------------------
                Personnel expenses                                                (8,346)           (8,338)              0.1
                ---------------------------------------------------------------------------------------------------------------
                Employee reduction expenses                                         (412)               --               N/A
                ---------------------------------------------------------------------------------------------------------------
                Taxes other than income tax                                       (7,776)           (6,190)             25.6
                ---------------------------------------------------------------------------------------------------------------
                Other operating expenses, net                                     (2,986)             (714)            318.2
                ---------------------------------------------------------------------------------------------------------------
    Operating profit                                                              27,339            18,569              47.2
-------------------------------------------------------------------------------------------------------------------------------
    Net finance costs                                                             (1,803)           (2,074)            (13.1)
-------------------------------------------------------------------------------------------------------------------------------
    Investment income and share of profits less losses from associates               481               270              78.1
-------------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities before taxation                               26,017            16,765              55.2
-------------------------------------------------------------------------------------------------------------------------------
    Taxation                                                                      (7,713)           (5,264)             46.5
-------------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities after taxation                                18,304            11,501              59.2
-------------------------------------------------------------------------------------------------------------------------------
    Minority interests                                                            (2,153)             (774)            178.2
-------------------------------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders                                           16,151            10,727              50.6
-------------------------------------------------------------------------------------------------------------------------------

   (1) Turnover and other operating revenues
       In the first half of 2004, the Company's turnover and other operating revenues were RMB 275.4 billion. Of which, turnover was RMB 265.7 billion, up by 34.5% over the first half of 2003. This was mainly due to the fact that in the first half of 2004, prices of crude oil, petroleum products and chemical products all increased in the global market, and the Company seized the market opportunity to increase its refining throughput and sales volume of its refined products. As a result, the Company's sales volume of major petrochemical products increased significantly. The Company's other operating revenues was RMB 9.7 billion, up by 26.1% over the first half of 2003. This was mainly due to the increase of sales revenue from its sale of raw and auxiliary materials and other products and services to China Petrochemical Corporation and its subsidiaries (excluding the Company) ("Sinopec Group") and to third parties.

       Most of crude oil and a small portion of natural gas produced by the Company were internally used for its refining and chemical production. The remaining was sold to the refineries owned by Sinopec Group and other customers. In the first half of 2004, external sales revenues of crude oil and natural gas amounted to RMB 7.4 billion, up by 4.1% over the first half of 2003, accounting for 2.7% of the Company's turnover and other operating revenues.

       The Company's Refining Segment and Marketing and Distribution Segment sell petroleum products (mainly consisting of refined oil products and other refined petroleum products) to third parties. In the first half of 2004, the aggregate external sales revenues of petroleum products by these two segments were RMB 188.5 billion, up by 38.1% over the first half of 2003 and accounting for 68.4% of the Company's turnover and other operating revenues. The sales revenues of gasoline and diesel increased by 39.0% from that in the first half of 2003 to RMB 136.1 billion, accounting for 72.2% of the total sales revenues of petroleum products.

       In the first half of 2004, the Company's external sales revenues of chemical products were RMB 50.9 billion, up by 33.6% over the first half of 2003, accounting for 18.4% of its turnover and other operating revenues.

   (2) Operating expenses
       In the first half of 2004, the Company's operating expenses were RMB
       248.1 billion, up by 32.8% over the first half of 2003. The operating expenses mainly consisted of the following:

       Purchased crude oil, products, and operating supplies and expenses

       The Company's purchase of crude oil, products and operating supplies and expenses were RMB 197.1 billion, up by 36.5% over the first half of 2003, accounting for 79.5% of the operating expenses, of which:

       Purchase of crude oil was RMB 102.8 billion, up by 35.1% over the first half of 2003, accounting for 41.5% of the total operating expenses.

    The following table lists the Company's principal external sales volume and average realised prices, and changes between the first half of 2004 and the first half of 2003:


                                                  Sales Volume                                Average Realised Prices
                                                (thousand tonnes)                      (RMB/tonne, RMB/thousand cubic meters)
                                         Six-month periods                               Six-month periods
                                           ended 30 June              Changes               ended 30 June             Changes
                                        2004            2003             (%)            2004            2003             (%)

    Crude oil                          3,019           3,304            (8.6)          1,679           1,559             7.7
------------------------------------------------------------------------------------------------------------------------------
    Natural gas (million cubic
      meters)                          1,767           1,617             9.3             601             596             0.8
------------------------------------------------------------------------------------------------------------------------------
    Gasoline                          13,266          10,779            23.1           3,580           3,318             7.9
------------------------------------------------------------------------------------------------------------------------------
    Diesel                            29,096          22,025            32.1           3,044           2,823             7.8
------------------------------------------------------------------------------------------------------------------------------
    Kerosene                           2,633           2,118            24.3           2,710           2,495             8.6
------------------------------------------------------------------------------------------------------------------------------
    Synthetic fiber monomer and
      polymer                          1,203           1,038            15.9           7,489           6,172            21.3
------------------------------------------------------------------------------------------------------------------------------
    Synthetic resin                    2,376           2,238             6.2           7,360           5,764            27.7
------------------------------------------------------------------------------------------------------------------------------
    Synthetic fiber                      679             629             7.9          10,728           9,231            16.2
------------------------------------------------------------------------------------------------------------------------------
    Synthetic rubber                     299             261            14.6           9,301           8,024            15.9
------------------------------------------------------------------------------------------------------------------------------
    Chemical fertilizer                1,287           1,040            23.8           1,327           1,185            12.0
------------------------------------------------------------------------------------------------------------------------------

       To meet the increasing demands resulting from the rapid growth of the Chinese economy, the Company increased its refining throughput. In the first half of 2004, the Company's refining throughput was 63.26 million tonnes (excluding amounts processed for third parties), representing an increase of 15.67%, compared with that in the first half of 2003. The Company's average cost for crude oil was RMB 2,098 per tonne, representing an increase of 10.8% compared with that in the first half of 2003.

       In the first half of 2004, the Company's other purchasing expenses were RMB 94.3 billion, up by 38.1% over the first half of 2003, accounting for 38.0% of the total operating expenses. This increase was mainly due to the increased costs of outsourced refined oil products and chemical feedstock.

       Selling, general and administrative expenses

       In the first half of 2004, the Company's selling, general and administrative expenses were RMB 14.2 billion, up by 24.4% over the first half of 2003. This increase was mainly due to:

       o Sales expenses, such as the costs of transportation, and other service charges etc. increased by RMB 1.2 billion, as a result of the increase in the sales volume of refined oil products and the increased proportion of retail and direct sales in total sales volume of refined oil products.

       o   Expenses in maintenance increased by RMB 400 million.

       o Operating lease rentals increased by (inclusive land lease expenses) RMB 400 million.

       o   Expenses in advertising increased by RMB 300 million.

       o   Expenses in research and development increased by RMB 200 million.

       Depreciation, depletion and amortization

       In the first half of 2004, the Company's depreciation, depletion and amortization were RMB 14.8 billion, up by 14.1% over the first half of 2003. The increase was mainly due to the addition of property, plant and equipment as a result of capital expenditure.

       Exploration expenses

       In the first half of 2004, the Company's exploration expenses were RMB
       2.5 billion, representing a decrease of 11.1% compared with that in the first half of 2003.

       Personnel expenses

       In the first half of 2004, the Company's personnel expenses were RMB 8.3 billion, which was flat with that in the first half of 2003.

       Employee reduction expenses

       The Company incurred approximately RMB 412 million of staff reduction expenses for approximately 8,000 employees who voluntarily left the Company in the first half of 2004.

       Taxes other than income tax

       In the first half of 2004, the Company's taxes other than income tax were RMB 7.8 billion, up by 25.6% over the first half of 2003. The increase was mainly attributable to the increase of consumption tax and surcharges as a result of the increase in sales volume of gasoline and diesel of the Company.

       Other operating expenses, net

       In the first half of 2004, the Company's other operating expenses (net) were RMB 3.0 billion, up by RMB 2.3 billion over the first half of 2003. The increase was mainly due to the fact that in order to allocate its internal resources more efficiently, the Company adjusted the production and operation plans for certain less efficient facilities in Chemicals and Marketing and Distribution segments, and accordingly made a provision for impairment of long-lived assets of RMB 2.3 billion representing the difference between the expected recoverable value and the net book value of these assets, up by RMB 2.1 billion over the first half of 2003.

       (3)  Operating profit
            In the first half of 2004, the Company's operating profit was RMB 27.3 billion, up by 47.2% over the first half of 2003.

       (4)  Net finance costs
            In the first half of 2004, the Company's net finance costs were RMB 1.8 billion, down by 13.1% compared with that in the first half of 2003.

       (5)  Profit from ordinary activities before taxation
            In the first half of 2004, the Company's profit from ordinary activities before taxation was RMB 26.0 billion, up by 55.2% over the first half of 2003.

       (6)  Taxation
            In the first half of 2004, the Company's income tax was RMB 7.7 billion, up by 46.5% over the first half of 2003.

       (7)  Minority interests
            In the first half of 2004, the Company's minority interests were RMB 2.2 billion, up by 178.2% over the first half of 2003, mainly due to the significant increase in the profits from the Company's subsidiaries.

       (8)  Profit attributable to shareholders
            In the first half of 2004, the Company's profit attributable to shareholders was RMB 16.2 billion, up by 50.6% over the first half of 2003.

2   DISCUSSION ON RESULTS OF SEGMENT OPERATIONS
    The Company divides its operations into four business segments (Exploration and Production Segment, Refining Segment, Marketing and Distribution Segment and Chemicals Segment) and Corporate and Others. Unless otherwise specified, the financial data discussed in the section have not eliminated inter-segment transactions. In addition, the operating revenue data of each segment include other operating revenues of the segment.

    The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.


                                                                        As a percentage of               As a percentage of
                                                                      consolidated operating           consolidated operating
                                                                    revenues before elimination      revenues after elimination
                                         Operating revenues           of inter-segment sales           of inter-segment sales
                                          Six-month periods              Six-month periods                Six-month periods
                                            ended 30 June                  ended 30 June                    ended 30 June
                                        2004            2003            2004            2003            2004            2003
                                            RMB millions                        (%)                              (%)

Exploration and Production Segment
---------------------------------------------------------------------------------------------------------------------------------
    External sales*                   10,920          10,035             2.4             2.8             4.0             4.9
    -----------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales               26,316          24,980             5.8             7.1
    -----------------------------------------------------------------------------------------------------------------------------
    Operating revenues                37,236          35,015             8.2             9.9
    =============================================================================================================================
Refining Segment
---------------------------------------------------------------------------------------------------------------------------------
    External sales*                   34,353          28,320             7.6             8.0            12.5            13.8
    -----------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales              126,904         102,765            28.1            29.2
    -----------------------------------------------------------------------------------------------------------------------------
    Operating revenues               161,257         131,085            35.7            37.2
    =============================================================================================================================
Marketing and Distribution Segment
---------------------------------------------------------------------------------------------------------------------------------
    External sales*                  156,901         110,433            34.8            31.4            57.0            53.8
    -----------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                1,334           1,630             0.3             0.5
    -----------------------------------------------------------------------------------------------------------------------------
    Operating revenues               158,235         112,063            35.1            31.9
    =============================================================================================================================
Chemicals Segment
---------------------------------------------------------------------------------------------------------------------------------
    External sales*                   53,591          40,146            11.9            11.4            19.4            19.5
    -----------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales                4,794           3,923             1.1             1.1
    -----------------------------------------------------------------------------------------------------------------------------
    Operating revenues                58,385          44,069            13.0            12.5
    =============================================================================================================================
Corporate and others segment
---------------------------------------------------------------------------------------------------------------------------------
    External sales*                   19,677          16,401             4.4             4.7             7.1             8.0
    -----------------------------------------------------------------------------------------------------------------------------
    Inter-segment sales               16,246          13,419             3.6             3.8
    -----------------------------------------------------------------------------------------------------------------------------
    Operating revenues                35,923          29,820             8.0             8.5
    =============================================================================================================================
Operating revenues before
    elimination of inter-segment
    sales                            451,036               352,052         100.0           100.0
=================================================================================================================================
Elimination of inter-segment sales  (175,594)       (146,717)
=================================================================================================================================
Consolidated operating revenues      275,442         205,335                                           100.0           100.0
=================================================================================================================================

*  including other operating revenues.

The following table shows the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change from the first half of 2003 to the first half of 2004:

                                           Six-month periods
                                              ended 30 June
                                         2004              2003        Changes
                                              RMB millions                 (%)

Exploration and Production Segment
-------------------------------------------------------------------------------
    Operating revenue                  37,236            35,015            6.3
    ---------------------------------------------------------------------------
    Operating expenses                 26,716            24,717            8.1
    ---------------------------------------------------------------------------
    Operating profit                   10,520            10,298            2.2
    ===========================================================================
Refining Segment
-------------------------------------------------------------------------------
    Operating revenue                 161,257           131,085           23.0
    ---------------------------------------------------------------------------
    Operating expenses                157,006           128,441           22.2
    ---------------------------------------------------------------------------
    Operating profit                    4,251             2,644           60.8
    ===========================================================================
Marketing and Distribution Segment
-------------------------------------------------------------------------------
    Operating revenue                 158,235           112,063           41.2
    ---------------------------------------------------------------------------
    Operating expenses                149,666           106,602           40.4
    ---------------------------------------------------------------------------
    Operating profit                    8,569             5,461           56.9
    ===========================================================================
Chemicals Segment
-------------------------------------------------------------------------------
    Operating revenue                  58,385            44,069           32.5
    ---------------------------------------------------------------------------
    Operating expenses                 53,461            43,211           23.7
    ---------------------------------------------------------------------------
    Operating profit                    4,924               858          473.9
    ===========================================================================
Corporate and others segment
-------------------------------------------------------------------------------
    Operating revenue                  35,923            29,820           20.5
    ---------------------------------------------------------------------------
    Operating expenses                 36,848            30,512           20.8
    ---------------------------------------------------------------------------
    Operating profit                     (925)             (692)          33.7
    ===========================================================================

(1) Exploration and Production Segment
    Most of the crude oil and a small portion of the natural gas produced by the Exploration and Production Segment were used for the Company's refining and chemical operations. Most of the natural gas and a small portion of crude oil produced by the Company were sold to refineries owned by Sinopec Group and third party customers.

    In the first half of 2004, the operating revenues of this segment were RMB
    37.2 billion, up by 6.3% over the first half of 2003, which was mainly due to the increase of sales volume and the realised price of crude oil over that in the first half of 2003.

    In the first half of 2004, this segment sold 17.96 million tonnes of crude oil, up by 1.5% over the first half of 2003. 1.814 billion cubic meters of natural gas were sold, up by 10.2% over the first half of 2003. The average realised price of crude oil increased by 2.5% over the first half of 2003 to RMB 1,742 per tonne (approximately USD 29.6/barrel); the average realised price of natural gas increased by 1.0% over the first half of 2003 to RMB 607 per thousand cubic meters.

    In the first half of 2004, the operating expenses of this segment were RMB
    26.7 billion, up by 8.1% over the first half of 2003. This was mainly due to the increase of the oil and gas properties caused by the capital expenditure incurred in this segment. In the first half of 2004, the depreciation, depletion and amortization of the segment increased by approximately RMB 1 billion over the first half of 2003; other operating expenses increased by RMB 600 million over the first half of 2003; and the expenditure on land lease rentals and research and development increased by approximately RMB 200 million over the first half of 2003.

    In the first half of 2004, the Company's lifting cost for crude oil and natural gas was USD 6.28 per barrel, a slight increase from USD 6.26 per barrel recorded in the first half of 2003.

    In the first half of 2004, operating profit for the Exploration and Production Segment was RMB 10.5 billion, up by 2.2% over the first half of 2003.

(2) Refining Segment
    The business activities of the Refining Segment consist of purchasing crude oil from the Company's Exploration and Production Segment and from third parties, processing crude oil into refined oil products, selling gasoline, diesel and kerosene to the Company's Marketing and Distribution Segment, selling other refined oil products externally to domestic and overseas customers by the Refining Segment.

    In the first half of 2004, operating revenues of the Refining Segment were RMB 161.3 billion, up by 23.0% over the first half of 2003, mainly because of increased sales volume of products and increase in the realised prices.

    The following table shows the sales volumes, average realised prices and the percentage change of various kinds of refined petroleum products of the segment between the first half of 2003 and the first half of 2004:


                                         Sales Volume (thousand tonnes)                Average realised prices (RMB/tonne)
                                         Six-month periods                               Six-month periods
                                           ended 30 June              Change               ended 30 June             Changes
                                        2004            2003             (%)            2004            2003             (%)

    Gasoline                          10,167           9,896             2.7           2,771           2,635             5.2
------------------------------------------------------------------------------------------------------------------------------
    Diesel                            24,210          19,550            23.8           2,711           2,455            10.4
------------------------------------------------------------------------------------------------------------------------------
    Chemical feedstock                11,580          10,847             6.8           2,439           2,317             5.3
------------------------------------------------------------------------------------------------------------------------------
    Other refined petroleum products  15,520          13,793            12.5           2,373           2,164             9.7
------------------------------------------------------------------------------------------------------------------------------

    In the first half of 2004, the sales revenues of gasoline realised by the segment were RMB 28.2 billion, up by 8.1% over the first half of 2003 and accounting for 17.5% of this segment's operating revenues.

    In the first half of 2004, the sales revenue of diesel realised by the segment were RMB 65.6 billion, representing an increase of 36.8 % over the first half of 2003 and accounting for 40.6% of this segment's operating revenues.

    In the first half of 2004, the sales revenues of chemical feedstock realised by the segment were RMB 28.2 billion, representing an increase of
    12.4 % over the first half of 2003, and accounting for 17.5% of this segment's operating revenues.

    In the first half of 2004, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 36.9 billion, representing an increase of 23.4% compared with that in the first half of 2003, and accounting for 22.8% of this segment's operating revenues.

    In the first half of 2004, the segment's operating expenses were RMB 157 billion, up by 22.2% over the first half of 2003, principally due to the increase of processing volume of crude oil and the high price of crude oil.

    In the first half of 2004, the average cost of crude oil was RMB 2,036 per tonne, representing an increase by 9.0% compared with that in the first half of 2003. Refining throughput was 63.26 million tonnes (excluding amounts processed for third parties), representing an increase of 15.67% compared with that in the first half of 2003. In the first half of 2004, the total crude oil costs were RMB 128.8 billion, accounting for 82.0% of the segment's operating expenses, representing an increase of 26.0% compared with that in the first half of 2003.

    In the first half of 2004, refining margin was USD 4.07 per barrel (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax; divided by the throughput of crude oil and refining feedstock), up by USD 0.11 per barrel compared with USD 3.96 per barrel in the first half of 2003, representing an increase of 2.8%.

    In the first half of 2004, the unit refining cash operating cost (defined as operating expenses less the purchasing costs of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax, other operating expenses; and divided by the throughput of crude oil and refining feedstock) was USD 1.98 per barrel, down by USD 0.04 per barrel compared with USD 2.02 per barrel in the first half of 2003, representing a decrease of 2.0%.

    In the first half of 2004, operating profit of the Refining Segment was RMB
    4.3 billion, representing an increase of 60.8% compared with that in the first half of 2003.

(3) Marketing and Distribution Segment
    The business of Marketing and Distribution Segment includes purchasing refined products from the Refining Segment and third parities, conducting wholesale and direct sale to domestic users, and retailing, distributing refined products through the segment's retail and distribution network, as well as providing services related to refined product sales. In the first half of 2004, the operating revenues of this segment was RMB 158.2 billion, up by 41.2% over the first half of 2003, mainly due to the increase of sales volume and prices of refined products and the rationalization of marketing structure.

    In the first half of 2004, the sales of gasoline and diesel were RMB 137.2 billion, which accounted for 86.7% of the operating revenues of this segment.

    The following table shows the sales volumes, average realised prices, and respective percentages of changes of the four product categories in the first half of 2003 and 2004, including detailed information of different sales channels for gasoline and diesel.


                                         Sales Volumes (thousand tonnes)               Average Realised Prices (RMB/tonne)
                                         Six-month periods                               Six-month periods
                                           ended 30 June             Changes               ended 30 June             Changes
                                        2004            2003             (%)            2004            2003             (%)

    Gasoline                          13,356          10,875            22.8           3,577           3,314             7.9
    ----------------------------------------------------------------------------------------------------------------------------
       Of which: Retail                8,783           6,581            33.5           3,733           3,493             6.9
       -------------------------------------------------------------------------------------------------------------------------
                Direct sales           1,454             709           105.2           3,347           3,143             6.5
                ----------------------------------------------------------------------------------------------------------------
                Wholesale              3,119           3,585           (13.0)          3,245           3,021             7.4
                ----------------------------------------------------------------------------------------------------------------
    Diesel                            29,428          22,368            31.6           3,039           2,817             7.9
    ----------------------------------------------------------------------------------------------------------------------------
       Of which: Retail               13,999           8,861            58.0           3,164           3,001             5.4
       -------------------------------------------------------------------------------------------------------------------------
                Direct sales           7,541           3,595           109.8           3,045           2,774             9.8
                ----------------------------------------------------------------------------------------------------------------
                Wholesale              7,888           9,912           (20.4)          2,811           2,667             5.4
                ----------------------------------------------------------------------------------------------------------------
    Kerosene including jet fuel        2,597           2,084            24.6           2,706           2,495             8.5
    ----------------------------------------------------------------------------------------------------------------------------
    Fuel oil                           4,973           2,268           119.3           1,715           1,673             2.5
    ----------------------------------------------------------------------------------------------------------------------------

    In the first half of 2004, this segment's operating expenses were RMB 149.7 billion, up by 40.4% compared with that in the first half of 2003, mainly due to the increase of procurement costs, of which purchasing costs of gasoline and diesel were RMB 118.1 billion, constituting 78.9% of the segment's operating expenses, up by 37.0% over that in the first half of 2003. In the first half of 2004, average purchased prices of gasoline and diesel went up by 0.8% and 9.6%, respectively, compared with that in the first half of 2003, to RMB 2,806 per tonne and RMB 2,741 per tonne, respectively. The purchasing volume of gasoline and diesel went up by 22.8% and 31.6%, respectively, compared with that in the first half of 2003, to
    13.36 million tonnes and 29.43 million tonnes, respectively.

    In the first half of 2004, the segment's cash operating cost per tonne of petroleum products (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization, and divided by the sales volume) was RMB 153.4 per tonne, down by 6.0% compared with that in the first half of 2003. This decrease was primarily attributable to diluted expenses caused by increased total sales volume and decreased expenses as a result of flattened management hierarchy.

    In the first half of 2004, the Marketing and Distribution Segment's operating profit was RMB 8.6 billion, up by 56.9% over the first half of 2003.

(4) Chemicals Segment
    The business activities of the Chemicals Segment include purchasing chemical feedstock from the Refining Segment and third parties, producing, marketing and distribution of petrochemical products.

    In the first half of 2004, operating revenues of the Chemicals Segment were RMB 58.4 billion, up by 32.5% over the first half of 2003, mainly because of increased sales volume of major chemical products and an increase in realised prices.

    The sales revenue from the Company's six categories of chemical products (i.e. basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber, synthetic fiber monomer and polymer and chemical fertilizer) totaled RMB 51.8 billion, accounting for 88.7% of the operating revenues of this segment, up by 34.3% over the first half of 2003.

    The following table lists the sales volumes, average realised price and rates of change of each of these six categories of chemical products of this segment in the first half of 2003 and 2004.


                                         Sales Volumes (thousand tonnes)               Average Realised Prices (RMB/tonne)
                                         Six-month periods                               Six-month periods
                                           ended 30 June             Changes               ended 30 June             Changes
                                        2004            2003             (%)            2004            2003             (%)

    Basic organic chemicals            3,905           3,459            12.9           3,458           2,930            18.0
    ---------------------------------------------------------------------------------------------------------------------------
    Synthetic resin                    2,377           2,238             6.2           7,360           5,764            27.7
    ---------------------------------------------------------------------------------------------------------------------------
    Synthetic rubber                     299             261            14.6           9,301           8,024            15.9
    ---------------------------------------------------------------------------------------------------------------------------
    Synthetic fiber                      679             629             7.9          10,728           9,231            16.2
    ---------------------------------------------------------------------------------------------------------------------------
    Synthetic fiber monomer and
      polymer                          1,203           1,038            15.9           7,489           6,172            21.3
    ---------------------------------------------------------------------------------------------------------------------------
    Chemical fertilizer                1,314           1,050            25.1           1,326           1,185            12.0
    ---------------------------------------------------------------------------------------------------------------------------

    In the first half of 2004, operating expenses of the Chemicals Segment were RMB 53.5 billion, up by 23.7% over the first half of 2003. This was primarily because that in line with the increase in price of the feedstock and the significant increase in the Segment's production, the expenses for various raw materials and ancillary materials, other variable expenses and fixed costs increased accordingly. Of which:

    o Purchased crude oil, products, and operating supplies and expenses were up by RMB 6.8 billion, due to the increase in consumption and unit costs of feedstock and auxiliary materials.

    o  Provision for the impairment losses on assets was RMB 1.7 billion.

    o Selling expenses were up by RMB 200 million, due to the significant increases in sales volumes.

    o  Depreciation and amortization were up by RMB 300 million.

    o  The increase of other business expenses were RMB 600 million.

    In the first half of 2004, operating profit for chemical segment was RMB
    4.9 billion, representing an increase of RMB 4.1 billion over the first half of 2003.

(5) Corporate and Others
    The business activities of Corporate and Others mainly consist of import and export business activities of its subsidiaries, research and development activities of the Company, and managerial activities of its headquarters.

    In the first half of 2004, the operating revenues from corporate and others were RMB 35.9 billion, up by 20.5% over the first half of 2003. The increase was largely because China Petrochemical International Company Limited and its subsidiaries increased their trading volume of crude oil and refined oil products and proprietary business as well as their revenues.

    In the first half of 2004, the operating expenses were RMB 36.8 billion, up by 20.8% over the first half of 2003. This increase was largely because the purchasing costs of subsidiaries increased in line with its increased revenue.

    In the first half of 2004, the operating losses were RMB 900 million, representing an increase in losses of RMB 200 million compared with that in the first half of 2003, mainly due to the increase in advertising expenses, which amounted to RMB 300 million.

3   ASSETS, LIABILITIES, SHAREHOLDERS' FUNDS, AND Cash Flow

(1) Assets, liabilities and shareholders' funds              Unit: RMB millions

                                   At 30 June    At 31 December
                                         2004              2003         Changes

    Current assets                    120,102            99,328          20,774
    ---------------------------------------------------------------------------
    Non-current assets                314,835           301,490          13,345
    ---------------------------------------------------------------------------
Total assets                          434,937           400,818          34,119
-------------------------------------------------------------------------------
    Current liabilities               137,713           122,005          15,708
    ---------------------------------------------------------------------------
    Non-current liabilities            91,375            85,048           6,327
    ---------------------------------------------------------------------------
Total liabilities                     229,088           207,053          22,035
-------------------------------------------------------------------------------
Minority interests                     27,440            25,866           1,574
-------------------------------------------------------------------------------
Shareholders' funds                   178,409           167,899          10,510
-------------------------------------------------------------------------------
    Share capital                      86,702            86,702              --
    ---------------------------------------------------------------------------
    Reserves                           91,707            81,197          10,510
    ---------------------------------------------------------------------------

    As at 30 June 2004, the Company's total assets were RMB 434.9 billion, up by RMB 34.1 billion compared with those at the beginning of the period, of which:

    o Current assets were RMB 120.1 billion, increase by RMB 20.8 billion compared with those at the beginning of the period. The change was mainly because in the first half of 2004, the Company's inventories increased by RMB 14.5 billion, of which, crude oil and other feedstock increased by RMB 8.4 billion, the inventory of refined oil products and other finished products increased by RMB 4.5 billion. Accounts receivable and bills receivable increased by RMB 6.4 billion.

    o Non-current assets were RMB 314.8 billion, increase by RMB 13.3 billion compared with those at the beginning of the period, mainly due to the increase in the construction in progress, which amounted to RMB 15.7 billion.

    As at 30 June 2004, the Company's total liabilities were RMB 229.1 billion, up by RMB 22.0 billion from that at the beginning of the period, of which:

    o Current liabilities were RMB 137.7 billion, up by RMB 15.7 billion compared with that at the beginning of the period. These increases were mainly due to the increase of short-term debt and loan from Sinopec Group, which amounted to RMB 8.3 billion, and the increase of trade accounts payable and bills payable which amounted to RMB 8.1 billion.

    o Non-current liabilities were RMB 91.4 billion, increased by RMB 6.3 billion compared with those at the beginning of the period. This was mainly due to the issuance of corporte bonds and increase in long-term loans.

    As at 30 June 2004, the Company's shareholder's funds were RMB 178.4 billion, up by RMB 10.5 billion from those at the beginning of the period, which was due to the increase of the reserves.

(2) Cash flow
    In the first half of 2004, cash and cash equivalents decreased by a net amount of RMB 947 million from RMB 15.2 billion as at 31 December 2003 to RMB 14.3 billion as at 30 June 2004. The following table lists the major items in the consolidated cash flow statements of the Company for the first half of 2004 and the first half of 2003.

                                                                                                          Unit: RMB millions

                                                                                    Six-month periods
                                                                                      ended 30 June
 Major items of cash flows                                                          2004              2003           Changes

Net cash inflow from operating activities                                         19,291            28,649            (9,358)
-------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                            (30,659)          (21,553)           (9,106)
-------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from/(used in) financing activities                               10,421            (5,074)           15,495
-------------------------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents                                (947)            2,022            (2,969)
-------------------------------------------------------------------------------------------------------------------------------

    Net cash inflow from operating activities was RMB 19.3 billion.

    o Major sources: Profit from ordinary activities before taxation for the first half of 2004 was RMB 26.0 billion. The operating expenses items that have no cash flow effect were: depreciation, depletion and amortisation of RMB 14.8 billion; impairment losses on long-lived assets and the dry holes costs of RMB 2.3 billion and RMB 800 million, respectively.

    o Major uses: the addition of inventory of crude oil and refined oil products led to an increase by RMB 14.5 billion in terms of cash outflow, and increase in other assets results in RMB 800 million of cash outflow. The increased cash outflow from changes in operating receivables and payables was RMB 900 million.

    In addition, deducting the cash outflow caused by payment for income tax totaling RMB 8.3 billion, the net cash flow from operating activities was RMB 19.3 billion.

    Net cash used in investing activities was RMB 30.7 billion, which was mainly used at:

    o The Company had cash outflow for capital expenditure of RMB 26.1 billion;

    o The Company's jointly controlled entities had cash outflow for capital expenditure of RMB 3.4 billion;

    o Cash outflow for acquisition of investments and associates of RMB 800 million.

    Net cash inflow from financing activities was RMB 10.4 billion. This was mainly from the issuance of corporate bonds by the Company and bank loans.

(3) Contingent liabilities
    At 30 June 2004, the amount of guarantees given by the Company in respect of banking facilities granted to associates amounted to approximately RMB
    4.897 billion, the main guarantees, which amounted to RMB 4.68 billion, were granted to BASF-YPC Co., Ltd.

4   CAPITAL EXPENDITURE
    Please refer to the descriptions under "Capital Expenditure" in the section entitled "Business Review and Prospects".

5 ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS
    (1) The major differences between the Company's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS are set out in the section C of the financial statements of the Company on page 104 to page 105 of this report.

    (2) The following table sets forth each of its segments' income from principal operations, cost of sales, sales taxes and surcharges and profit from principal operations, as prepared under the PRC Accounting Rules and Regulations:


                                                                                             Six-month periods ended June 30
                                                                                                    2004                2003
                                                                                            RMB millions        RMB millions

Income from principal operations
-------------------------------------------------------------------------------------------------------------------------------
    Exploration and Production Segment                                                            33,692              32,063
    ---------------------------------------------------------------------------------------------------------------------------
    Refining Segment                                                                             158,890             127,599
    ---------------------------------------------------------------------------------------------------------------------------
    Marketing and Distribution Segment                                                           157,873             111,861
    ---------------------------------------------------------------------------------------------------------------------------
    Chemicals Segment                                                                             55,740              39,144
    ---------------------------------------------------------------------------------------------------------------------------
    Corporate and Others                                                                          35,108              28,465
    ---------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                          (175,594)           (144,290)
    ---------------------------------------------------------------------------------------------------------------------------
Consolidated income from principal operations                                                    265,709             194,842
-------------------------------------------------------------------------------------------------------------------------------
Cost of sales, sales taxes and surcharges
-------------------------------------------------------------------------------------------------------------------------------
    Exploration and Production Segment                                                            16,165              16,345
    ---------------------------------------------------------------------------------------------------------------------------
    Refining Segment                                                                             151,772             123,141
    ---------------------------------------------------------------------------------------------------------------------------
    Marketing and Distribution Segment                                                           138,914              98,271
    ---------------------------------------------------------------------------------------------------------------------------
    Chemical Segment                                                                              45,685              35,713
    ---------------------------------------------------------------------------------------------------------------------------
    Corporate and Others                                                                          34,769              28,249
    ---------------------------------------------------------------------------------------------------------------------------
    Elimination of the cost of inter-segment sales                                              (173,431)           (143,275)
-----------------------------------------------------------------------------------------------------
Consolidated cost of sales, sales taxes and surcharges                                           213,874             158,444
-------------------------------------------------------------------------------------------------------------------------------
Profit from principal operations
    Exploration and Production Segment                                                            15,568              14,784
-------------------------------------------------------------------------------------------------------------------------------
    Refining Segment                                                                               6,914               4,377
    ---------------------------------------------------------------------------------------------------------------------------
    Marketing and Distribution Segment                                                            18,959              13,590
    ---------------------------------------------------------------------------------------------------------------------------
    Chemicals Segment                                                                             10,055               3,431
    ---------------------------------------------------------------------------------------------------------------------------
    Corporate and Others                                                                             339                 216
    ---------------------------------------------------------------------------------------------------------------------------
Consolidated profit from principal operations                                                     51,835              36,398
-------------------------------------------------------------------------------------------------------------------------------
Consolidated net profit                                                                           15,039               9,765
-------------------------------------------------------------------------------------------------------------------------------

    Profit from principal operations: In the first half of 2004, the profit from principal operations realised by the Company was RMB 51.8 billion, representing an increase of 42.4% over the first half of 2003. This was mainly due to the increase of the prices of crude oil, refined oil products and chemical products and the increase of sales volume.

    Net profit: In the first half of 2004, the Company's realised net profit was RMB 15.0 billion, representing an increase of 54.01% over the first half of 2003. This was mainly due to the increase in profit from principal operations.

    (3) Financial data prepared in accordance with the PRC Accounting Rules and
        Regulations:

                                               At 30 June   At 31 December
                                                     2004              2003
                                             RMB millions      RMB millions

 Total assets                                     422,925           390,213
---------------------------------------------------------------------------
 Long-term liabilities                             86,187            80,109
---------------------------------------------------------------------------
 Sharehoders' funds                               172,276           162,946

    Analysis of changes

    Total assets: At 30 June 2004, the Company's total assets were RMB 422.9 billion, up by RMB 32.7 billion from that at the beginning of the period, representing an increase of 8.38%. Of which, current assets were RMB 117.1 billion, up by RMB 20.2 billion over the beginning of the period. The change was mainly due to the increment of the Company's inventory by RMB
    14.1 billion, among others, the increase in crude oil and other feedstock amounted to RMB 8.4 billion, the inventory of refined oil products and other products RMB 4.5 billion, accounts receivable and bills receivable RMB 6.4 billion, which was mainly because sales revenue increased significantly compared with that in the first half of 2003. Non-current assets were RMB 305.9 billion, increased by RMB 12.6 billion over the beginning of the period. This was mainly due to the increase of RMB 16.0 billion in construction in progress.

    Long-term liabilities: At 30 June 2004, the Company's long-term liabilities were RMB 86.2 billion, up by RMB 6.1 billion from that at the beginning of the period, representing an increase by 7.62%. This was mainly due to the issuance of corporate bonds and long-term loans.

    Shareholders' funds: At 30 June 2004, the shareholders' funds of the Company were RMB 172.3 billion, up by RMB 9.3 billion from that at the beginning of the period, representing an increase of 5.71%.

6 Significant differences between the financial statements prepared under IFRS and US GAAP The significant differences between the Company's financial statements prepared under IFRS and US GAAP are set out in the Section D of the financial statements of the Company on page 106 to page 107 of this report.

SIGNIFICANT EVENTS

1   CORPORATE GOVERNANCE
    In strict compliance with the requirements of the domestic and overseas regulatory authorities, the Company has constantly improved the corporate governance.

    According to the "Notice on Certain Issues Relating to Regulating Fund Transfers between a Listed Company and Connected Parties and the External Guarantees of Listed Company" (Zheng Jian Fa [2003] No. 56) jointly promulgated by the China Securities Regulatory Commission (CSRC) and the State-owned Assets Supervision and Administration Commission of the State Council (SASAC), and the newly amended Listing Rules of the Hong Kong Stock Exchange, Sinopec Corp. held its Annual General Meeting for the Year 2003 on 18 May 2004 and approved the amendment of Articles of Association and its schedules including "Rules and Procedures for the Shareholders' General Meetings" and "Rules and Procedures for the Board of Directors' Meetings". The above documents were approved by SASAC on 30 July 2004. The Company's internal control system has been improving continuously.

    The directors, supervisors and other members of the senior management studied newly promulgated laws and regulations. Independent directors actively participated in Sinopec Corp.'s important decision-making and manifested the independent opinions on the issues including connected transactions, appointment and removal of directors, external guarantees, etc.

    The Company actively and positively disclosed information and continued to strengthen its daily communication with the investors so as to realise a positive interaction with investors and to further improve company's transparency.

2 CHANGES OF THE MEMBERS OF THE SECOND SESSION OF THE BOARD OF DIRECTORS Since Mr. Liu Kegu, the previous director of Sinopec Corp., resigned from the Board of Directors of Sinopec Corp., the China Development Bank, which held 10.12% of Sinopec Corp.'s total issued share capital, nominated Mr. Gao Jian as the candidate of Sinopec Corp.'s director on 29 April 2004. At the Annual General Meeting for the Year 2003 held on 18 May 2004, Mr. Gao Jian was elected as the member of the Second Session of the Board of Directors of Sinopec Corp.

3 DIVIDEND DISTRIBUTION FOR THE YEAR ENDED 31 DECEMBER 2003 AND INTERIM DIVIDEND DISTRIBUTION PLAN FOR THE PERIOD ENDED 30 JUNE 2004

    (1) Dividend Distribution for the year ended 31 December 2003 As approved at the Annual General Meeting for the Year 2003 of Sinopec Corp., a final cash dividend of RMB 0.06 (inclusive of tax) per share for the year ended 31 December 2003 was distributed, with a total amount of RMB 5.202 billion. Shareholders whose names appeared on the register of members of Sinopec Corp. on 4 June 2004 had already received the final dividend on 28 June 2004.

        For the year of 2003, the annual cash dividend of RMB 0.09 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB 7.803 billion.

    (2) Interim Dividend Distribution Plan for the six-month period ended 30 June 2004 According to the provision of the Articles of Association of Sinopec Corp., the Board approved the Interim Dividend Distribution Plan for the period ended 30 June 2004 at the tenth meeting of the Second Session of the Board of Directors. An interim cash dividend of RMB 0.04 (inclusive of tax) per share is to be distributed, based on the total number of shares of 86,702.439 million as at 30 June 2004, which amounts to a total cash dividend of approximately RMB 3.468 billion.

        The interim dividend will be distributed on or before 30 September 2004 (Thursday) to the shareholders whose names appear on the register of members of Sinopec Corp. on Monday, 20 September 2004.

        To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer materials with Hong Kong Registrars Limited at Shops 1712-1716, 17/F., Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong for registration of transfer, no later than 4:00pm on Monday, 13 September 2004. The register of members of the H shares of Sinopec Corp. will be closed from Tuesday, 14 September 2004 to Monday, 20 September 2004 (both dates inclusive).

        Dividends will be denominated and declared in Renminbi. Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollar. The exchange rate for dividends to be paid in Hong Kong dollars is the mean of the average rate of Hong Kong dollar to Renminbi published by Bank of China during the calendar week (from 16 August 2004 to 20 August 2004) prior to the date of declaration of dividends, being Friday, 27 August 2004.

4 THE COMPANY HAS NOT BEEN INVOLVED IN ANY MATERIAL LITIGATIONS AND ARBITRATIONS IN THE REPORTING PERIOD

5   CONNECTED TRANSACTIONS

    (1) Connected transactions entered into by the Company during the reporting period During the reporting period, the aggregate amount of connected transactions incurred between the Company and the connected parties was RMB 63.841 billion, of which, incoming trade amounted to RMB 33.07 billion, and outgoing trade amounted to RMB 30.771 billion (including RMB 30.715 billion of sales of products and services). Details of the connected transactions incurred during the reporting period are set out in the notes to the financial statements contained in this report.

        All connected transactions incurred during the reporting period have been carried out in compliance with its respective agreements as published in the relevant announcements.

The following table shows the principal operations categorized by business segments and the details of the connected transactions, including income from principal operations and cost of principal operations for each business segment which are extracted from Sinopec Corp.'s financial statements prepared under the PRC Accounting Rules and Regulations:


                                                                             Increase/decrease  Increase/decrease
                                                                                     of income            of cost
                                                                                from principal       of principal
                                                                                    operations         operations  Increase/decrease
                                                                                   compared to        compared to    of gross profit
                                 Income from                                          the same           the same  ratio compared to
 Categorised by                   principal  Cost of principal  Gross profit         period of          period of    the same period
 business segments                operations      operations           ratio*   preceding year     preceding year  of preceding year
                                RMB millions    RMB millions             (%)               (%)                (%) (percentage point)

Exploration and production            33,692          15,574           47.96              5.08              (1.31)             0.09
-----------------------------------------------------------------------------------------------------------------------------------
Refining                             158,890         145,154            8.52             24.52              23.05              1.03
-----------------------------------------------------------------------------------------------------------------------------------
Chemicals                             55,740          45,398           18.55             42.40              27.76              9.33
-----------------------------------------------------------------------------------------------------------------------------------
Marketing and distribution           157,873         138,640           12.18             41.13              41.39             (0.16)
-----------------------------------------------------------------------------------------------------------------------------------
Others                                35,108          34,763            0.98             23.34              23.08              0.21
-----------------------------------------------------------------------------------------------------------------------------------
Elimination of inter-segment sales  (175,594)       (173,431)            N/A               N/A                N/A               N/A
-----------------------------------------------------------------------------------------------------------------------------------
Total                                265,709         206,098           22.43             36.37              35.32              0.60
-----------------------------------------------------------------------------------------------------------------------------------
Of which: connected transactions      22,001          19,525           11.25             71.77              80.83             (4.45)
-----------------------------------------------------------------------------------------------------------------------------------

Pricing policy for              (1) Government-prescribed prices and government-guided prices are adopted for products or projects
connected transactions              if such prices are available;
                                (2) Where there is no government-prescribed price or government-guided price for products or projects, the market price (inclusive of bidding price) will apply;
                                (3) Where none of the above is applicable, the price will be decided based on the reasonable cost incurred plus sales taxes and reasonable profit. Reasonable cost means the average production cost of products by the same type of enterprises within regions with proximity using the same kind of raw materials. Reasonable profit means profit margin of not more than 6% of the cost incurred based on the current interest rate level set by the government.
-----------------------------------------------------------------------------------------------------------------------------------

Of which: during the reporting period, the total amount of connected transactions of the principal products sold by the Company to Sinopec Group was RMB 12.878 billion.

* Gross profit ratio = profit from principal operations/income from principal operations


Provision of fund to and fund provided by connected party                                                Unit: RMB millions


                                                                                                   Funds provided by
 Connected party                                               Provision of funds to               connected party to
                                                                  connected party                      the Company
                                                        Net occurrence           Balance     Net occurrence          Balance

Sinopec Group and other principal connected parties             (2,063)            7,162            (3,723)           10,792
----------------------------------------------------------------------------------------------------------------------------
Total                                                           (2,063)            7,162            (3,723)           10,792
----------------------------------------------------------------------------------------------------------------------------

Of which: during the reporting period, the net occurrence of the fund provided by the Company for Sinopec Group amounted to a negative amount of RMB 2.026 billion, and the balance was RMB 6.868 billion.

(2) Acquisition of shares of Jinzhi Company

                                                                         Net profits contributed
                                                                       to the Company during the       Whether it constituted
    The other party to the                                              period from the purchase     to connected transaction
    transaction and its assets     Date of      Transaction                day to the end of the         (if yes, explain the
    acquired or invested           purchase        price                           reporting day           pricing principle)
    --------------------------     --------     -----------            -------------------------     ------------------------

    100% of the shares of        30 June 2004   RMB 230 million                     Nil                         Yes.
    Tianjian Lubricant & Grease
    consideration of
    Company Limited held by
    Sinopec Group
                                                                                                      Principle of Pricing: The
                                                                                                      the acquisition was
                                                                                                      determined by negotiations
                                                                                                      between the two parties
                                                                                                      according to the valuation
                                                                                                      of the Target Shares, the
                                                                                                      market conditions,
                                                                                                      profitability and
                                                                                                      development potential, and
                                                                                                      the valuation methods
                                                                                                      commonly used
                                                                                                      internationally.

--------------------------------------------------------------------------------------------------------------------------------

     At the seventh meeting of the Second Session of the Board of Directors of Sinopec Corp. held on 26 March 2004, the Board reviewed and approved to acquire 100% of the shares of Yanhua Group Tianjin Lubricant & Grease Company Limited (Jinzhi
     Company) (which was owned by Sinpec Group Beijing Yanshan Petrochemical Company Limited which is, in turn, a wholly-owned subsidiary of Sinopec Group) at a consideration for RMB 230 million in cash. The two parties signed the acquisition agreement. For details, please refer to Sinopec Corp.'s relevant announcement published in China Securities, Shanghai
     Securities and Securities Times in mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on
     29 March 2004. The acquisition was completed on 30 June 2004.

6   SIGNIFICANT TRUSTEESHIP, CONTRACT AND LEASE
    In this reporting period, Sinopec Corp. did not have any significant trusteeship, sub-contract or lease of any other company's assets, nor placed its assets to or under any other company's trusteeship, sub-contract or lease which were required to be disclosed.

7 In this reporting period, Sinopec Corp. did not entrust any other party to carry out cash assets management for it.

8   SIGNIFICANT GUARANTEE

                                            Date of
                                         occurrence
                                           (date of  Amount                                                  Whether   Whether for
                                       execution of     RMB                                                  completed  a connected
  Obligors                               agreement) millions                      Type    Term                  or not        party
  ------------                          -----------  ------- --------------------------- ------------------      -----   ----------

  Shanghai Secco Petrochemical Co., Ltd. 9 Feb. 2002   2,930 Joint and several liability 9 Feb. 2002-20 Dec. 2021    No     Yes
--------------------------------------------------------------------------------------------------------------------------------
  Shanghai Secco Petrochemical Co., Ltd. 9 Feb. 2002   4,062 Joint and several liability 9 Feb. 2002-20 Dec. 2013    No     Yes
--------------------------------------------------------------------------------------------------------------------------------
  BASF-YPC Co., Ltd.                     7 Mar. 2003   4,680 Joint and several liability 7 Mar. 2003-31 Dec. 2008    No     Yes
--------------------------------------------------------------------------------------------------------------------------------
  Yueyang Sinopec Shell Coal
  Gasification Co., Ltd.                 10 Dec. 2003    377 Joint and several liability 10 Dec. 2003-10 Dec. 2017   No     Yes
--------------------------------------------------------------------------------------------------------------------------------
  Others                                 N/A             315 Joint and several liability                  N/A       No     Yes
--------------------------------------------------------------------------------------------------------------------------------
  Total amount of guarantee provided
    during the reporting period                                                                                       Nil
--------------------------------------------------------------------------------------------------------------------------------
  Total amount of guarantee outstanding*                                                                      RMB 12,191 million
--------------------------------------------------------------------------------------------------------------------------------
  Of which: total outstanding amount of guarantee
    provided to connected parties                                                                             RMB 12,191 million
--------------------------------------------------------------------------------------------------------------------------------
  Total amount of guarantee provided by Sinopec Corp.
    for its controlling subsidiaries                                                                             RMB 173 million
--------------------------------------------------------------------------------------------------------------------------------
  Total amount of guarantee provided by Sinopec Corp.
    not in compliance with the requirements of
    (Zheng Jian Fa [2003] No.56)**                                                                               RMB 184 million
--------------------------------------------------------------------------------------------------------------------------------
  Total amount of guarantee as a percentage
    of the Company's net assets                                                                                            7.18%
--------------------------------------------------------------------------------------------------------------------------------

  *  Pursuant to "Notice on the Preparation of Interim Report of 2004 of the Listed Company" issued by Shanghai Stock Exchange,
     "the total amount of guarantee outstanding" and "the total outstanding amount of guarantee provided to connected parties"
     do not include the guarantee provided by Sinopec Corp. to its controlling subsidiaries.

  ** These guarantees were granted to subsidiaries and associates of Sinopec Corp. and were formally approved by the Board of
     Directors according to relative procedures. Pursuant to "Notice on Certain Issues Relating to Regulating Fund Transfers
     between a Listed Company and Connected Parties and External Guarantees of List Company" (Zheng Jian Fa [2003] No.56)
     promulgated by the China Securities Regulatory Commission (CSRC) and the State-owned Assets Supervision and Administration
     Commission of the State Council (SASAC) published on 28 March 2003, as the total liabilities to total assets ratios of this subsidiary and associate were over 70%, the provision of these guarantees is subject to restrictions.

Material Items of Guarantee under Performance
At the fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved Sinopec Corp. to provide guarantee with conditions in both domestic and foreign currency for Shanghai Secco project loan, and the amount of guarantee was RMB 6.992 billion. For relevant details, please refer to Sinopec Corp.'s 2001 annual results announcement published in China Securities, Shanghai Securities and Securities Times in mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 2 April 2002.

At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved the proposal concerning Sinopec Corp.'s provision of equity pledge for the BASF-YPC project loan on the condition that BASF should provide equity pledge on the same terms. The Board also approved the proposal concerning Sinopec Corp.'s provision of guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd., of an amount of RMB 377 million.

On 7 March 2003, Sinopec Corp. signed a "Guarantee Agreement for Completion of Construction" with domestic and foreign banks, whereby it guaranteed 40% of a domestic and foreign currencies denominated loan equivalent to around RMB 11.7 billion provided by such banks to BASF-YPC Co., Ltd. for completion of construction.

The independent directors presented special explanations and independent opinions on the external guarantees According to the requirements in "Notice on the Preparation of Interim Report of 2004 of the Listed Company", a listed company shall, pursuant to the regulations in the "Notice on Certain Issues Relating to Regulating Fund Transfers between a Listed Company and Connected Parties and External Guarantees of List Company" ("Zheng Jian Fa [2003] No. 56"), publish in "the significant events section" of the Interim Report of 2004 the independent directors' special explanations and independent opinions on the accumulative and current external guarantees of the listed company, any guarantees provided by the listed company which are not in compliance with the requirements of Zheng Jian Fa [2003] No.56 as well as execution of the above stipulations. As independent directors of Sinopec Corp., we have carefully reviewed the external guarantees of Sinopec Corp. The explanations on Sinopec Corp.'s accumulative and current external guarantees for the first half of 2004 (ended 30 June 2004) are described below:

In the first half of 2004, no new external guarantees was incurred by Sinopec Corp. The accumulative guarantees were approximately RMB 12.191 billion (exclusive of the guarantees provided for its controlling subsidiaries amounted to approximately RMB 173 million), decreased by approximately RMB 43 million compared with that at the end of 2003, and the total amount of guarantees accounted for 7.18% of the net assets. The total amount of the guarantees which is not in compliance with the requirements of Zheng Jian Fa [2003] No. 56 is about RMB 184 million. Information related to the external guarantees incurred before 2003 or in 2003 has been disclosed in details in Sinopec Corp.'s 2003 Annual Report.

We present our independent opinions as follows:
(1) Sinopec Corp. has carefully carried out self-inspection with respect to the accumulative and current external guarantees incurred in the first half of 2004. The result shows that there was no new external guarantees incurred in the first half year of 2004 and the amount of accumulative guarantees decreased approximately RMB 43 million compared with that at the end of 2003.

(2) In compliance with the requirements by Zheng Jian Fa [2003] No. 56, Sinopec Corp. amended in a timely manner the Articles of Association and its schedules including "Rules and Procedures of the Shareholders' General Meetings" and "Rules and Procedures of the Board of Directors' Meetings", thereby playing an active role in strengthening management and controlling the relevant risks in association with the guarantees.

(3) Sinopec Corp. shall, pursuant to the newly amended Articles of Association and other related provisions, continue to straighten out existing guarantees which are not in compliance with Zheng Jian Fa [2003] No. 56, so as to safeguard the legitimate interests of Sinopec Corp.

9   SUMMARY OF THE USE OF FUNDS BY THE CONTROLLING SHAREHOLDERS AND OTHER CONNECTED PARTIES FOR THE FIRST HALF OF 2004

                                                                                   Unit: RMB millions
                                                                             Beginning      Increase     Decrease       Ending
    Nature of the               Name of                         Account     balance of        during       during   balance of
    use of funds                connected parties Relationship  name        the period    the period   the period   the period
    -------------               ----------------- ------------  -------     ----------    ----------   ----------   ----------
    Borrowings                  --                 --             --               Nil           Nil          Nil          Nil
--------------------------------------------------------------------------------------------------------------------------------
    Entrusted loans             --                 --             --               Nil           Nil          Nil          Nil
    Entrusted investment        --                 --             --               Nil           Nil          Nil          Nil
--------------------------------------------------------------------------------------------------------------------------------
    Issuing commercial
      bills without genuine
      business transaction      --                 --             --               Nil           Nil          Nil          Nil
--------------------------------------------------------------------------------------------------------------------------------
    Accounts receivable and     Sinopec Group     Controlling   Other            3,111           Nil          109        3,002
      other receivables aged    Company           shareholder   receivables/
      over one year as at                                       accounts
      30 June 2004                                              receivable
--------------------------------------------------------------------------------------------------------------------------------
                                Fellow            Fellow        Other            3,706         1,383        2,407        2,682
                                subsidiaries      subsidiaries  receivables/
                                controlled by     controlled by accounts
                                Sinopec Group     controlling   receivable
                                Company           shareholder
--------------------------------------------------------------------------------------------------------------------------------
    Total                                                                        6,817         1,383        2,516        5,684
--------------------------------------------------------------------------------------------------------------------------------

10 PERFORMANCE OF THE COMMITMENTS BY SINOPEC CORP. AND ITS SHAREHOLDER HOLDING 5% OR MORE OF THE TOTAL ISSUED SHARE CAPITAL, NAMELY, Sinopec Group Company

   (1) As at the end of the reporting period, the undertakings made by Sinopec Corp. include:

      (a) Carrying out the reorganization of its three wholly-owned subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and Sinopec International Company Limited, in accordance with the PRC Company Law within a specified period of time;

      (b) Changing the logo currently used at the petrol stations within a specified period of time;

      (c) Setting up separate office buildings between Sinopec Group Company and Sinopec Corp. within a specified period of time; and

      (d) Complying with the relevant applicable provisions and rules of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") regarding the waiver of connected transactions.

   (2) As at the end of the reporting period, the major undertakings given by Sinopec Group Company include:

      (a) Complying with the agreements concerning connected transactions;

      (b) Solving the issues arising from the land use rights certificates and property ownership rights certificates within a specified period of time;

      (c) Implementing the Reorganization Agreement (defined in the Prospectus for the Issuance of H Shares);

      (d) Granting licenses for intellectual property rights;

      (e) Avoiding competition within the industry; and

      (f) Giving up the business competition and conflict of interests with Sinopec Corp.

    Details of the above commitments were included in the preliminary prospectus for the issuance of A shares published by Sinopec Corp. in China Securities, Shanghai Securities, and Securities Times on 22 June 2001.

    In the period of the report, Sinopec Corp. did not breach and was not aware of itself or the above principal shareholders having breached the commitments.

11  USE OF PROCEEDS FROM ISSUANCE OF A SHARE
    The proceeds from the issuance of A shares of Sinopec Corp. amounted to RMB
    11.816 billion. After deducting the issuance expenses, the net proceeds from the issuance of A shares amounted to RMB 11.648 billion. In the year of 2001, RMB 7.766 billion was used, of which, RMB 6.446 billion was used to acquire Sinopec National Star, RMB 50 million to cover the initial preparation cost of the southwest refined oil products pipeline project and RMB 1.27 billion to supplement Sinopec Corp.'s working capital. RMB 696 million was used in 2002, of which, RMB 46 million was used to cover the initial preparation cost of the southwest oil products pipeline project and RMB 650 million to build the Ningbo-Shanghai-Nanjing crude oil pipeline. In the year of 2003, RMB 1.514 billion was used, of which, RMB 814 million was used for the construction of Ningbo-Shanghai-Nanjing crude oil pipeline, RMB 700 million for the construction of the southwest refined oil products pipeline project. In this reporting period, RMB 190 million was used for the southwest refining oil products pipeline project. As at 30 June 2004, the remaining balance of the proceeds from the issuance of A shares was RMB
    1.482 billion.

12  AUDITORS
    At the Company's Annual General Meeting for the Year 2003 held on 18 May 2004, KPMG Huazhen and KPMG were reappointed respectively as the domestic and international auditors of the Company for the year of 2004 and the Board of Directors was authorized to determine the remunerations for them. The financial statements for the first half of 2004 have been audited by KPMG Huazhen and KPMG. The audit fee accrued for the first half of 2004 was RMB 29 million. The certified public accountants of KPMG Huazhen are Wu Wei and Song Chenyang.

13 TRANSFER of STATE-OWNED LEGAL PERSON SHARES IN CHINA PHOENIX HELD BY Sinopec Corp. At the ninth meeting of the Second Session of the Board of Directors of Sinopec Corp. held on 6 July 2004, the Board reviewed and approved to transfer 211,423,651 state-owned legal person shares held by Sinopec Corp. in Sinopec Wuhan Phoenix Company Limited ("China Phoenix") (representing 40.72% of the total issued share capital of China Phoenix) to Hubei Qingjiang Water Power Investment Limited ("Qingjiang Investment") and China Guodian (Group) Corporation ("Guodian Group") . The total consideration payable was RMB 620,954,100. The Board also approved the Share Transfer Agreement and its related documents to be entered into between Sinopec Corp., Qingjiang Investment and Guodian Group. On 6 July 2004, Sinopec Corp. signed the Share Transfer Agreement with Qiangjiang Investment and Guodian Group. Meanwhile, the Board reviewed and approved the proposed acquisition by Sinopec Corp. from Qingjiang Investment and Guodian Group of petrochemical assets (including production facilities, inventories and corresponding accounts receivables) which they had obtained by way of assets swap from China Phoenix (the Petrochemical Assets). The total consideration payable in respect of the acquisition was RMB 548,040,500 in cash. The Board of Directors authorized the Chairman, Mr. Chen Tonghai, to sign the Asset Acquisition Agreement and related documents on behalf of Sinopec Corp. after SASAC approved the share transfer and CSRC approved the Petrochemical Assets swap. For relevant details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 6 July 2004.

14 THE PAYMENT OF INTEREST, REDEMPTION AND DELIST OF MAO LIAN CONVERTIBLE BONDS FOR 2004 Approved by CSRC (refer to Zheng Jian Fa [1999] No.90), Sinopec Mao Ming Refining and Chemical Company Limited (Maoming Oil Refinery) issued RMB 1.5 billion convertible bonds ("Mao Lian Convertible Bonds") with 5-year term through Shenzhen Stock Exchange on 28 July 1999 and listed on Shenzhen Stock Exchange on 17 August 1999. In accordance with Provisional Rules on the Management of Convertible Corporate Bonds, Convertible Corporate Bonds Prospectus prepared by Maoming Oil Refinery, the resolution of its Board of Directors on 7 July 2003 and the resolution of its General Meeting of Shareholders on 23 March 2004, trading of Mao Lian Convertible Bonds had been terminated on 28 July 2004, and on the same day they were delisted. For those convertible bonds which were not yet sold to Maoming Oil Refinery, they were redeemed with the redemption price of RMB 118.5/piece (tax exempted).

15  QINGDAO REFINING PROJECT
    On 22 July 2004, the Report of Feasibility study on Qingdao Refining Project was approved by National Development and Reform Commission ("NDRC"). The capacity of the refinery is expected to be 10 million tonnes per year. Total investment of the project is estimated to be RMB 9.7 million. Construction of the project is expected to be completed at the beginning of 2007.

16  THE ESTABLISHMENT OF SINOPEC-SHELL (JIANG SU) PETROLEUM SALES LTD.
    On 13 July 2004, Ministry of Commerce approved the establishment of Sinpec-Shell (Jiangsu) Petroleum Sales Co. Ltd. jointly invested by Sinopec Corp., Royal Dutch/Shell (China) Holding BV and Shell (China) Ltd. and granted the joint venture contract and the Articles of Association signed by each party on 11 May 2004. The total investment amounts to RMB 1.55154 billion and the registered capital amounts to RMB 0.83 billion. The investment proportion is 60%, 30% and 10% by Sinopec Corp., Royal Dutch/Shell (China) Holding BV and Shell (China) Ltd. respectively.

17  ISSUANCE OF CORPORATE BONDS
    At Sinopec Corp.'s second Extraordinary General Meeting of Shareholders for Year 2003 held on 15 Oct. 2003, the shareholders considered and approved "the Proposal Concerning the Issuance of Domestic Corporate Bonds Amounting to RMB 3.5 billion". On 16 January 2004, Sinopec Corp. obtained the approval from the NDRC to issue 10-year term domestic corporate bonds of RMB 3.5 billion. On 23 February 2004, the sixth meeting of Sinopec Corp.'s Second Session of the Board of Directors and the NDRC determined the coupon rate of the corporate bonds to be 4.61%. As of the date of 8 March 2004, the corporate bonds of Sinopec Corp. have been issued mainland successfully. For relevant details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong, respectively on 25 August 2003, 16 October 2003, 30 January 2004, 9 February 2004, and 24 February 2004.

18  COMPLIANCE WITH THE CODE OF BEST PRACTICE
    The Board of Directors of Sinopec Corp. is not aware of any information which reasonably indicates that Sinopec Corp. fails/has failed to, currently or at any time within the six-month period ended 30 June 2004, comply with those requirements as set out under the Code of Best Practice in Appendix 14 to the Listing Rules stipulated by Hong Kong Stock Exchange.

19  APPLICATION OF THE MODEL CODE
    In this reporting period, no director has infringed the requirements set out under the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by Hong Kong Stock Exchange.

20  REPURCHASE, SALE AND REDEMPTION OF SHARES
    In the first half of 2004, Sinopec Corp. or any of its subsidiaries, has not repurchased, sold or redeemed any securities of Sinopec Corp.

21 INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL AND THEIR ENGAGEMENT OR DISMISSAL

    (1) Interests of Directors, Supervisors and Other Members of the Senior Management in the Share Capital As at 30 June 2004, none of the directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.

        As at 30 June 2004, none of the directors, supervisors and senior management of Sinopec Corp. had any interests or short positions in the shares, underlying shares of the Sinopec Corp. or any associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which was recorded in the register required to be kept under section 352 of the SFO or otherwise notified to Sinopec Corp. and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

    (2) The engagement or dismissal of Directors, Supervisors and Other Members of the Senior Management

        Please refer to item 2 in "Changes of members of the Second Session of the Board of Directors".

22  OTHER SIGNIFICANT EVENTS
    In this reporting period, neither Sinopec Corp., the Board of Directors of Sinopec Corp., nor the directors were subject to any investigation from the CSRC, nor was there any administrative penalty or circular of criticism issued by the CSRC, the Securities and Futures Commission of Hong Kong and the Securities and Exchange Commission of the United States, nor any reprimand published by the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

  Report of the PRC Auditors

[GRAPHIC OMITTED]

To the Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying Company's consolidated balance sheet and balance sheet at 30 June 2004, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the period then ended. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and financial position at 30 June 2004, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the period then ended.







KPMG Huazhen                                           Certified Public
Accountants
                                                       Registered in
the People's Republic of China

8/F, Office Tower E2                                   Wu Wei
Oriental Plaza                                         Song Chenyang
No.1, East Chang An Ave.
Beijing, The People's Republic of China                27 August 2004
Post Code: 100738

(A) FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS

     Consolidated
     Balance Sheet
     at 30 June 2004

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2004              2003
                                                                                              RMB millions      RMB millions

 Assets
------------------------------------------------------------------------------------------------------------------------------
 Current assets
    Cash at bank and in hand                                                       4                17,028            17,405
------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                               5                 8,009             5,953
------------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                      6                13,621             9,284
    Other receivables                                                              7                12,166            15,457
------------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                               8                 7,248             3,904
    Inventories                                                                    9                58,990            44,915
------------------------------------------------------------------------------------------------------------------------------
 Total current assets                                                                              117,062            96,918
------------------------------------------------------------------------------------------------------------------------------
 Long-term equity investments (Including equity investment
    differences of RMB 425 million (2003: RMB 400 million))                       10                12,106            11,150
------------------------------------------------------------------------------------------------------------------------------
 Fixed assets
------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                          466,212           461,128
------------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                 222,732           213,804
------------------------------------------------------------------------------------------------------------------------------
                                                                                  11               243,480           247,324
------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment losses on fixed assets                         11                 4,094             1,331
------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                 239,386           245,993
------------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                        12                 1,659             1,226
------------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                      13                44,498            28,513
------------------------------------------------------------------------------------------------------------------------------
 Total fixed assets                                                                                285,543           275,732
------------------------------------------------------------------------------------------------------------------------------
 Intangible assets and other assets
------------------------------------------------------------------------------------------------------------------------------
    Intangible assets                                                             14                 4,526             4,564
------------------------------------------------------------------------------------------------------------------------------
    Long-term deferred expenses                                                                        573                97
------------------------------------------------------------------------------------------------------------------------------
 Total intangible assets and other assets                                                            5,099             4,661
------------------------------------------------------------------------------------------------------------------------------
 Deferred tax assets                                                              15                 3,115             1,752
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                                      422,925           390,213
------------------------------------------------------------------------------------------------------------------------------
 Liabilities and shareholders' funds
------------------------------------------------------------------------------------------------------------------------------
 Current liabilities
    Short-term loans                                                              16                26,445            20,904
------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                 17                28,531            23,958
------------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                        18                26,277            22,704
    Receipts in advance                                                           19                 5,610             5,908
------------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                    2,463             1,850
------------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                            1,093             1,230
------------------------------------------------------------------------------------------------------------------------------
    Taxes payable                                                                 20                 6,025             6,986
    Other payables                                                                21                 1,490             1,237
------------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                               22                25,334            27,537
------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                              23                 2,151               303
    Current portion of long-term liabilities                                      24                10,895             8,175
------------------------------------------------------------------------------------------------------------------------------
 Total current liabilities                                                                         136,314           120,792
------------------------------------------------------------------------------------------------------------------------------
 Long-term liabilities
------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                               25                82,038            79,221
------------------------------------------------------------------------------------------------------------------------------
    Bonds payable                                                                 26                 3,500                 --
    Other long-term payables                                                      27                   649               888
------------------------------------------------------------------------------------------------------------------------------
 Total long-term liabilities                                                                        86,187            80,109
------------------------------------------------------------------------------------------------------------------------------
 Deferred tax liabilities                                                         15                   238               289
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Total liabilities                                                                                 222,739           201,190
------------------------------------------------------------------------------------------------------------------------------
 Minority interests                                                                                 27,910            26,077
------------------------------------------------------------------------------------------------------------------------------
 Shareholders' funds
------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                 28                86,702            86,702
------------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                               29                36,852            36,852
------------------------------------------------------------------------------------------------------------------------------
    Surplus reserves (Including statutory public
     welfare fund of RMB 7,834 million
       (2003: RMB 6,330 million))                                                 30                22,668            19,660
------------------------------------------------------------------------------------------------------------------------------
    Unrecognised investment losses                                                                    (750)             (243)
------------------------------------------------------------------------------------------------------------------------------
    Undistributed profits (Including dividend
     declared after the balance sheet date of
       RMB 3,468 million (2003: RMB 5,202 million))                               38                26,804            19,975
------------------------------------------------------------------------------------------------------------------------------
 Total shareholders' funds                                                                         172,276           162,946
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' funds                                                         422,925           390,213
------------------------------------------------------------------------------------------------------------------------------

Approved by the Board of Directors on 27 August 2004.

Chen Tonghai                       Wang Jiming                    Zhang Jiaren                        Liu Yun
Chairman                           Vice Chairman                  Director, Senior Vice President     Head of Accounting
(Authorised representative)        and President                  and Chief Financial Officer         Division

The notes on pages 47 to 75 form part of these financial statements.

Balance Sheet
at 30 June 2004

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2004              2003
                                                                                              RMB millions      RMB millions

 Assets
 Current assets
    Cash at bank and in hand                                                       4                 7,328             6,581
------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                               5                 2,070             1,282
------------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                      6                 9,678             7,080
    Other receivables                                                              7                19,418            24,861
------------------------------------------------------------------------------------------------------------------------------
    Advance payments                                                               8                 5,486             2,990
------------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                    9                31,864            22,793
------------------------------------------------------------------------------------------------------------------------------
 Total current assets                                                                               75,844            65,587
------------------------------------------------------------------------------------------------------------------------------
 Long-term equity investments (Including equity investment differences of
    RMB 415 million (2003: RMB 395 million))                                      10               106,673            98,334
------------------------------------------------------------------------------------------------------------------------------

 Fixed assets
------------------------------------------------------------------------------------------------------------------------------
    Fixed assets, at cost                                                                          226,100           223,015
------------------------------------------------------------------------------------------------------------------------------
    Less: Accumulated depreciation                                                                  95,673            94,138
------------------------------------------------------------------------------------------------------------------------------
                                                                                  11               130,427           128,877
------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment losses on fixed assets                         11                 2,505               764
------------------------------------------------------------------------------------------------------------------------------
    Net book value of fixed assets                                                                 127,922           128,113
------------------------------------------------------------------------------------------------------------------------------
    Construction materials                                                        12                   603               263
    Construction in progress                                                      13                27,124            19,858
------------------------------------------------------------------------------------------------------------------------------
 Total fixed assets                                                                                155,649           148,234
------------------------------------------------------------------------------------------------------------------------------
 Intangible assets and other assets
------------------------------------------------------------------------------------------------------------------------------
    Intangible assets                                                             14                 3,701             3,712
------------------------------------------------------------------------------------------------------------------------------
    Long-term deferred expenses                                                                        154                 --
------------------------------------------------------------------------------------------------------------------------------
 Total intangible assets and other assets                                                            3,855             3,712
------------------------------------------------------------------------------------------------------------------------------
 Deferred tax assets                                                              15                 2,391             1,510
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Total assets                                                                                      344,412           317,377
------------------------------------------------------------------------------------------------------------------------------
 Liabilities and shareholders' funds
------------------------------------------------------------------------------------------------------------------------------
 Current liabilities
    Short-term loans                                                              16                14,277             9,787
------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                 17                21,630            18,006
------------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                        18                21,656            18,117
    Receipts in advance                                                           19                 4,275             4,077
------------------------------------------------------------------------------------------------------------------------------
    Wages payable                                                                                      920               643
------------------------------------------------------------------------------------------------------------------------------
    Staff welfare payable                                                                              442               583
    Taxes payable                                                                 20                 1,482             2,975
------------------------------------------------------------------------------------------------------------------------------
    Other payables                                                                21                   470               380
------------------------------------------------------------------------------------------------------------------------------
    Other creditors                                                               22                24,080            26,102
------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses                                                              23                   850               133
------------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term liabilities                                      24                 6,268             4,428
 Total current liabilities                                                                          96,350            85,231
------------------------------------------------------------------------------------------------------------------------------
 Long-term liabilities
------------------------------------------------------------------------------------------------------------------------------
    Long-term loans                                                               25                71,300            68,723
------------------------------------------------------------------------------------------------------------------------------
    Bonds payable                                                                 26                 3,500                 --
    Other long-term payables                                                      27                   220               461
------------------------------------------------------------------------------------------------------------------------------
 Total long-term liabilities                                                                        75,020            69,184
------------------------------------------------------------------------------------------------------------------------------
 Deferred tax liabilities                                                         15                    16                16
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Total liabilities                                                                                 171,386           154,431
------------------------------------------------------------------------------------------------------------------------------
 Shareholders' funds
------------------------------------------------------------------------------------------------------------------------------
    Share capital                                                                 28                86,702            86,702
------------------------------------------------------------------------------------------------------------------------------
    Capital reserve                                                               29                36,852            36,852
    Surplus reserves (Including statutory public
     welfare fund of RMB 7,834 million
       (2003: RMB 6,330 million))                                                 30                22,668            19,660
------------------------------------------------------------------------------------------------------------------------------
    Undistributed profits (Including dividend
     declared after the balance sheet date of
       RMB 3,468 million (2003: RMB 5,202 million))                               38                26,804            19,732
------------------------------------------------------------------------------------------------------------------------------
 Total shareholders' funds                                                                         173,026           162,946
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' funds                                                         344,412           317,377
------------------------------------------------------------------------------------------------------------------------------

Approved by the Board of Directors on 27 August 2004.

Chen Tonghai                       Wang Jiming                    Zhang Jiaren                        Liu Yun
Chairman                           Vice Chairman                  Director, Senior Vice President     Head of Accounting
(Authorised representative)        and President                  and Chief Financial Officer         Division

The notes on pages 47 to 75 form part of these financial statements.

Consolidated Income Statement and Profit Appropriation Statement for the six-month period ended 30 June 2004

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2004              2003
                                                                                              RMB millions      RMB millions

 Income from principal operations                                                 31               265,709           194,842
------------------------------------------------------------------------------------------------------------------------------
 Less:Cost of sales                                                                                206,098           152,303
     Sales taxes and surcharges                                                   32                 7,776             6,141
------------------------------------------------------------------------------------------------------------------------------
 Profit from principal operations                                                                   51,835            36,398
------------------------------------------------------------------------------------------------------------------------------
 Add:Profit from other operations                                                                      616               583
------------------------------------------------------------------------------------------------------------------------------
 Less:Selling expenses                                                                               8,664             6,692
------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                                                                        10,865             9,646
------------------------------------------------------------------------------------------------------------------------------
     Financial expenses                                                           33                 2,094             2,234
------------------------------------------------------------------------------------------------------------------------------
     Exploration expenses, including dry holes                                    34                 2,475             2,784
------------------------------------------------------------------------------------------------------------------------------
 Operating profit                                                                                   28,353            15,625
------------------------------------------------------------------------------------------------------------------------------
 Add:Investment income                                                            35                   516               341
------------------------------------------------------------------------------------------------------------------------------
     Non-operating income                                                                              181                88
------------------------------------------------------------------------------------------------------------------------------
 Less:Non-operating expenses                                                      36                 4,952               768
------------------------------------------------------------------------------------------------------------------------------
 Profit before taxation                                                                             24,098            15,286
------------------------------------------------------------------------------------------------------------------------------
 Less:Taxation                                                                    37                 7,154             4,762
     Minority interests                                                                              2,412               759
------------------------------------------------------------------------------------------------------------------------------
 Add:Unrecognised investment losses                                                                    507                 --
------------------------------------------------------------------------------------------------------------------------------
 Net profit                                                                                         15,039             9,765
------------------------------------------------------------------------------------------------------------------------------
 Add:Undistributed profits at the beginning of the period                                           19,975            12,569
------------------------------------------------------------------------------------------------------------------------------
 Distributable profits                                                                              35,014            22,334
------------------------------------------------------------------------------------------------------------------------------
 Less:Transfer to statutory surplus reserve                                       30                 1,504               977
------------------------------------------------------------------------------------------------------------------------------
     Transfer to statutory public welfare fund                                    30                 1,504               977
------------------------------------------------------------------------------------------------------------------------------
 Distributable profits to shareholders                                                              32,006            20,380
------------------------------------------------------------------------------------------------------------------------------
 Less:Distribution of ordinary shares' dividends                                  38                 5,202             5,202
------------------------------------------------------------------------------------------------------------------------------
 Undistributed profits at the end of the period
  (Including dividend distributed after
      the balance sheet date of RMB 3,468 million (2003: RMB 2,601 million))      38                26,804            15,178
------------------------------------------------------------------------------------------------------------------------------






The notes on pages 47 to 75 form part of these financial statements.

Income Statement and Profit Appropriation Statement for the six-month period ended 30 June 2004

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2004              2003
                                                                                              RMB millions      RMB millions

 Income from principal operations                                                 31               183,836           132,267
------------------------------------------------------------------------------------------------------------------------------
 Less:Cost of sales                                                                                154,678           111,788
------------------------------------------------------------------------------------------------------------------------------
     Sales taxes and surcharges                                                   32                 4,661             3,855
------------------------------------------------------------------------------------------------------------------------------
 Profit from principal operations                                                                   24,497            16,624
------------------------------------------------------------------------------------------------------------------------------
 Add:Profit from other operations                                                                       29                77
 Less:Selling expenses                                                                               5,590             4,448
------------------------------------------------------------------------------------------------------------------------------
     Administrative expenses                                                                         7,204             6,173
------------------------------------------------------------------------------------------------------------------------------
     Financial expenses                                                           33                 1,287             1,200
     Exploration expenses, including dry holes                                    34                 1,831             1,966
------------------------------------------------------------------------------------------------------------------------------
 Operating profit                                                                                    8,614             2,914
------------------------------------------------------------------------------------------------------------------------------
 Add:Investment income                                                            35                16,640            11,949
     Non-operating income                                                                              112                29
------------------------------------------------------------------------------------------------------------------------------
 Less:Non-operating expenses                                                      36                 3,552               568
------------------------------------------------------------------------------------------------------------------------------
 Profit before taxation                                                                             21,814            14,324
------------------------------------------------------------------------------------------------------------------------------
 Less:Taxation                                                                    37                 6,532             4,559
------------------------------------------------------------------------------------------------------------------------------
 Net profit                                                                                         15,282             9,765
------------------------------------------------------------------------------------------------------------------------------
 Add:Undistributed profits at the beginning of the period                                           19,732            12,569
------------------------------------------------------------------------------------------------------------------------------
 Distributable profits                                                                              35,014            22,334
------------------------------------------------------------------------------------------------------------------------------
 Less:Transfer to statutory surplus reserve                                       30                 1,504               977
------------------------------------------------------------------------------------------------------------------------------
     Transfer to statutory public welfare fund                                    30                 1,504               977
------------------------------------------------------------------------------------------------------------------------------
 Distributable profits to shareholders                                                              32,006            20,380
------------------------------------------------------------------------------------------------------------------------------
 Less:Distribution of ordinary shares' dividends                                  38                 5,202             5,202
------------------------------------------------------------------------------------------------------------------------------
 Undistributed profits at the end of the period
   (Including dividend distributed after the
     balance sheet date of RMB 3,468 million (2003: RMB 2,601 million))           38                26,804            15,178
------------------------------------------------------------------------------------------------------------------------------










The notes on pages 47 to 75 form part of these financial statements.

Consolidated Cash Flow Statement
for the six-month period ended 30 June 2004

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2004              2003
                                                                                              RMB millions      RMB millions

 Cash flows from operating activities
------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                     313,412           233,461
------------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                   202               108
------------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                             1,105               548
------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      314,719           234,117
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                              (246,030)         (169,367)
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                                  (2,122)           (1,786)
------------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                         (8,282)           (6,491)
------------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                           (12,672)           (8,189)
    Income tax paid                                                                                 (8,347)           (5,061)
------------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                            (8,456)           (6,415)
------------------------------------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                                (7,116)           (6,826)
------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (293,025)         (204,135)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Net cash inflow from operating activities                                        (a)               21,694            29,982
------------------------------------------------------------------------------------------------------------------------------
 Cash flows from investing activities
------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of investments                                                              31                95
------------------------------------------------------------------------------------------------------------------------------
    Dividends received                                                                                 222               231
------------------------------------------------------------------------------------------------------------------------------
    Net cash received from sale of fixed assets and intangible assets                                  187               279
------------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                              800               442
    Other cash received relating to investing activities                                               170               140
------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                        1,410             1,187
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                                (26,424)          (18,872)
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets of
       jointly controlled entities                                                                  (3,368)           (1,942)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                            (919)              (89)
------------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                           (1,371)           (1,804)
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of Sinopec Maoming,
       Xi'an Petrochemical and Tahe Petrochemical                                                   (1,828)                --
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                     (33,910)          (22,707)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Net cash outflow from investing activities                                                        (32,500)          (21,520)
------------------------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities
------------------------------------------------------------------------------------------------------------------------------
    Proceeds from contribution from minority interests                                                  92                12
------------------------------------------------------------------------------------------------------------------------------
    Proceeds from issuance of bonds, net of issuing expenses                                         3,472                 --
    Proceeds from borrowings                                                                       160,356           102,590
------------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings of jointly controlled entities                                          1,621             1,132
------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      165,541           103,734
------------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                      (150,838)         (102,642)
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for dividends, appropriation of profit or interest                                    (4,703)           (7,635)
    Dividends paid to minority interests by subsidiaries                                              (141)             (149)
------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (155,682)         (110,426)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Net cash inflow / (outflow) from financing activities                                               9,859            (6,692)
------------------------------------------------------------------------------------------------------------------------------
 Effects of foreign exchange rate                                                                       (1)                --
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Net (decrease) / increase in cash and cash equivalents                           (c)                 (948)            1,770
------------------------------------------------------------------------------------------------------------------------------











The notes on pages 47 to 75 form part of these financial statements.

Notes to the consolidated cash flow statement for the six-month period ended 30 June 2004

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

(a) Reconciliation of net profit to cash flows from operating activities
------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                      15,039             9,765
------------------------------------------------------------------------------------------------------------------------------
    Add:Allowance for doubtful accounts                                                                505               677
------------------------------------------------------------------------------------------------------------------------------
        Provision for diminution in value of inventories                                               145                62
------------------------------------------------------------------------------------------------------------------------------
        Depreciation of fixed assets                                                                14,749            13,542
        Amortisation of intangible assets                                                              287               153
------------------------------------------------------------------------------------------------------------------------------
        Impairment losses on fixed assets                                                            2,763               264
------------------------------------------------------------------------------------------------------------------------------
        Impairment losses on long-term investments                                                      39                40
        Net loss on disposal of fixed assets and intangible assets                                   1,376               234
------------------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                                           2,094             2,234
------------------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                                 764             1,238
------------------------------------------------------------------------------------------------------------------------------
        Investment income                                                                             (403)             (308)
------------------------------------------------------------------------------------------------------------------------------
        Deferred tax                                                                                (1,414)             (427)
        (Increase) / decrease in inventories                                                       (14,653)               67
------------------------------------------------------------------------------------------------------------------------------
        Increase in operating receivables                                                           (6,681)           (3,071)
------------------------------------------------------------------------------------------------------------------------------
        Increase in operating payables                                                               4,672             4,753
        Minority interests                                                                           2,412               759
------------------------------------------------------------------------------------------------------------------------------
    Net cash inflow from operating activities                                                       21,694            29,982
------------------------------------------------------------------------------------------------------------------------------

(b) Financing activities not requiring the use of cash or cash equivalents
------------------------------------------------------------------------------------------------------------------------------
    Current portion of convertible bonds                                                             1,500                 --
------------------------------------------------------------------------------------------------------------------------------

(c) Net (decrease) / increase in cash and cash equivalents
------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the period                                              14,273            19,469
------------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the period                                  15,221            17,699
------------------------------------------------------------------------------------------------------------------------------
    Net (decrease) / increase in cash and cash equivalents                                            (948)            1,770
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------












The notes on pages 47 to 75 form part of these financial statements.

Cash Flow Statement
for the six-month period ended 30 June 2004

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                 Note                 2004              2003
                                                                                              RMB millions      RMB millions

 Cash flows from operating activities
------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of goods and rendering of services                                     217,649           158,651
------------------------------------------------------------------------------------------------------------------------------
    Rentals received                                                                                   106                32
------------------------------------------------------------------------------------------------------------------------------
    Other cash received relating to operating activities                                               820               150
------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                      218,575           158,833
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for goods and services                                                              (181,662)         (124,520)
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for operating leases                                                                  (1,472)           (1,185)
------------------------------------------------------------------------------------------------------------------------------
    Cash paid to and on behalf of employees                                                         (4,314)           (3,599)
------------------------------------------------------------------------------------------------------------------------------
    Value added tax paid                                                                            (7,122)           (5,928)
    Income tax paid                                                                                 (3,265)             (922)
------------------------------------------------------------------------------------------------------------------------------
    Taxes paid other than value added tax and income tax                                            (5,193)           (3,970)
------------------------------------------------------------------------------------------------------------------------------
    Other cash paid relating to operating activities                                                (6,924)           (5,280)
------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                    (209,952)         (145,404)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Net cash inflow from operating activities                                        (a)                8,623            13,429
------------------------------------------------------------------------------------------------------------------------------
 Cash flows from investing activities
------------------------------------------------------------------------------------------------------------------------------
    Cash received from sale of investments                                                              62               111
------------------------------------------------------------------------------------------------------------------------------
    Dividends received                                                                               4,908             3,404
------------------------------------------------------------------------------------------------------------------------------
    Net cash received from sale of fixed assets and intangible assets                                   98               142
------------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                              422               202
    Other cash received relating to investing activities                                                74                66
------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                        5,564             3,925
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of fixed assets and intangible assets                                (18,628)          (10,880)
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for purchases of investments                                                          (1,240)              (48)
    Increase in time deposits with financial institutions                                             (395)             (233)
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for acquisition of Sinopec Maoming,
       Xi'an Petrochemical and Tahe Petrochemical                                                   (1,828)                --
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                     (22,091)          (11,161)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Net cash outflow from investing activities                                                        (16,527)           (7,236)
------------------------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities
------------------------------------------------------------------------------------------------------------------------------
    Proceeds from issuance of bonds, net of issuing expenses                                         3,472                 --
------------------------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                        73,745            67,457
------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                       77,217            67,457
------------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                       (64,779)          (66,952)
------------------------------------------------------------------------------------------------------------------------------
    Cash paid for dividends, distribution of profit or interest                                     (3,760)           (6,413)
    Sub-total of cash outflows                                                                     (68,539)          (73,365)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 Net cash inflow / (outflow) from financing activities                                               8,678            (5,908)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

 Net increase in cash and cash equivalents                                        (b)                  774               285
------------------------------------------------------------------------------------------------------------------------------











The notes on pages 47 to 75 form part of these financial statements.

Notes to the cash flow statement
for the six-month period ended 30 June 2004

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

(a) Reconciliation of net profit to cash flow from operating activities
------------------------------------------------------------------------------------------------------------------------------
    Net profit                                                                                      15,282             9,765
------------------------------------------------------------------------------------------------------------------------------
    Add: Allowance for doubtful accounts                                                               613               575
------------------------------------------------------------------------------------------------------------------------------
        Provision for diminution in value of inventories                                                87                32
------------------------------------------------------------------------------------------------------------------------------
        Depreciation of fixed assets                                                                 6,201             6,029
        Amortisation of intangible assets                                                              173               123
------------------------------------------------------------------------------------------------------------------------------
        Impairment losses on fixed assets                                                            1,741               264
------------------------------------------------------------------------------------------------------------------------------
        Net loss on disposal of fixed assets and intangible assets                                   1,207               107
------------------------------------------------------------------------------------------------------------------------------
        Financial expenses                                                                           1,287             1,200
------------------------------------------------------------------------------------------------------------------------------
        Dry hole costs                                                                                 408               758
        Investment income                                                                          (12,103)           (8,181)
------------------------------------------------------------------------------------------------------------------------------
        Deferred tax                                                                                  (881)             (417)
------------------------------------------------------------------------------------------------------------------------------
        Increase in inventories                                                                     (9,158)             (800)
        (Increase)/decrease in operating receivables                                                (1,009)            1,572
------------------------------------------------------------------------------------------------------------------------------
        Increase in operating payables                                                               4,775             2,402
    Net cash inflow from operating activities                                                        8,623            13,429
------------------------------------------------------------------------------------------------------------------------------

(b) Net increase in cash and cash equivalents
------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at the end of the period                                               7,119             8,492
------------------------------------------------------------------------------------------------------------------------------
    Less: Cash and cash equivalents at the beginning of the period                                   6,345             8,207
------------------------------------------------------------------------------------------------------------------------------
    Net increase in cash and cash equivalents                                                          774               285
------------------------------------------------------------------------------------------------------------------------------











The notes on pages 47 to 75 form part of these financial statements.

  Notes on the Financial Statements
for the six-month period ended 30 June 2004

1   Status of the Company
    China Petroleum & Chemical Corporation (the "Company") was established on 25 February 2000 as a joint stock limited company.

    According to the State Council's approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" ( the "Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation ("registered valuers"). The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance ("MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

    In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

    Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

    The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

    Pursuant to the resolution passed at the extraordinary general meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion.

    Pursuant to the resolution passed at the Board of Directors' meeting held on 28 October 2003, the Company acquired the principal assets and liabilities related to the 380 Kiloton ethylene production and distribution equipments from Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming"), for a consideration of RMB 3.3 billion (hereinafter referred to as the "Acquisition of Ethylene Assets").

    Pursuant to the resolution passed at the Board of Directors' meeting held on 29 December 2003, the Company acquired the entire operating assets and liabilities of Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") and Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") from Sinopec Group Company, for considerations of RMB 0.14 billion and RMB 0.22 billion, respectively (hereinafter referred to as the "Acquisition of Refining Assets").

2   Significant accounting policies
    The significant accounting policies adopted by the Group are in conformity with the Accounting Standards for Business Enterprises and "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the MOF of the PRC.

    (a)Accounting year
       The accounting year of the Group is from 1 January to 31 December.

    (b)Basis of consolidation
       The Group prepared the consolidated financial statements according to "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

       The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries made up to 31 December each year. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when such control effectively commences until the date that control effectively ceases. The effect of minority interests on equity and profit/loss attributable to minority shareholders are separately shown in the consolidated financial statements.

       Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

       For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities in the consolidated financial statements.

   (c) Basis of preparation
       The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

   (d) Reporting currency and translation of foreign currencies The Group's financial statements are prepared in Renminbi. Foreign currency transactions during the period are translated into Renminbi at exchange rates quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date. Exchange differences, other than those arising from foreign currency loans used to finance the construction of fixed assets before they are ready for their intended use are capitalised, are recognised as income or expenses in the income statement.

       The results of overseas subsidiaries are translated into Renminbi at the annual average PBOC rates. The balance sheet items are translated into Renminbi at the PBOC rates at the balance sheet date. The resulting exchange gains or losses are accounted for as foreign currency exchange differences.

   (e) Cash equivalents
       Cash equivalents held by the Group are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

   (f) Allowance for doubtful accounts
       Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful accounts.

   (g) Inventories
       Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Difference between the cost and net realisable value of each category of inventories is recognised as provision for diminution in value of inventories. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the purchase cost of raw material, work in progress and finished goods include direct labour and appropriate proportion of production overheads, also computed using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs and related taxes necessary to make the sale.

       Spare parts and consumables are stated at cost less any provision for obsolescence. Consumables are expensed when being consumed.

       Inventories are recorded by perpetual method.

   (h) Long-term equity investments
       The investment income and long-term equity investments related to the Group's investments in the associates and the Company's investments in subsidiaries, jointly controlled entities and associates are accounted for using the equity method. Equity investment difference, which is the difference between the initial investment cost and the Company's share of investors' equity of the investee enterprise, is accounted for as follows:

       Any excess of the initial investment cost over the share of shareholders' funds of the investee is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The amortisation is recognised as investment loss in the income statement in the relevant period.

       Any shortfall of the initial investment cost over the share of shareholders' funds of the investee is recognised in capital reserve - reserve for equity investment. Such shortfall is amortised on a straight-line basis over 10 years if the investment was acquired before the issuance of Cai Kuai [2003] No.10 "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)" on 7 April 2003.

       An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management. A jointly controlled entity is an entity over which the Group can exercise joint control with other venturers.

       Long-term investments in entities in which the Group does not hold more than 20% of their equity interests or those in which the Group holds more than 20% of their equity interests but does not exercise significant influence in their management are stated at cost. Investment income is recognised when an investee enterprise declares a cash dividend or distributes profits.

       Disposals or transfers of long-term equity investments are recognised in investment income/losses based on the difference between the disposal proceeds and the carrying amount of the investments.

       Long-term equity investments are valued at the lower of the carrying amount and the recoverable amount. A provision for impairment of loss is made when the recoverable amount is lower than the carrying amount.

   (i) Fixed assets and construction in progress
       Fixed assets represent the assets held by the Group for production of products and administrative purpose with useful life over 1 year and comparatively high unit value.

       Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Construction in progress is stated in the balance sheet at cost or revalued amount less impairment losses. Valuation is carried out in accordance with the relevant rules and regulations and fixed assets and construction in progress are adjusted to the revalued amounts accordingly.

       All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for its intended use, are capitalised as construction in progress. Those costs included borrowing costs, which include foreign exchange gains or losses on specific borrowings for the construction of the fixed assets during the construction period.

       Construction in progress is transferred to fixed assets when the asset is ready for its intended use.

       Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

       The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

                                                                             Depreciation                             Annual
                                                                                     life    Residual value depreciation rate

       Land and buildings                                                     15-45 years             3%-5%        2.1%-6.5%
-----------------------------------------------------------------------------------------------------
       Oil and gas properties                                                 10-14 years             0%-3%       6.9%-10.0%
       Plant, machinery, equipment and vehicles                                4-18 years                3%       5.4%-24.3%
-----------------------------------------------------------------------------------------------------
       Oil depots and storage tanks                                            8-14 years                3%       6.9%-12.1%
       Service stations                                                          25 years             3%-5%        3.8%-3.9%

       No depreciation is provided in respect of construction in progress.

   (j) Oil and gas properties
       Costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to the income statement in the period as incurred.

   (k) Intangible assets
       Intangible assets are carried in the balance sheet at cost or valuation less accumulated amortisation and provision for impairment losses. Amortisation is provided on a straight-line basis. The amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible asset. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

       Intangible assets include exploration and production right. Exploration and production right are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

   (l) Pre-operating expenditures
       Except for the acquisition and constructions of fixed assets, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month operations commence.

   (m) Bonds payable
       Bonds payable is stated in the balance sheet based on the proceeds received upon issuance. Interest expenses are calculated using actual interest rate.

   (n) Revenue recognition
       Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

       When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognised in the income statement in proportion to the stage of completion of the transaction based on the progress of work performed. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenues recognised only to the extent that costs incurred are expected to be recoverable.

       Interest income is recognised on a time apportioned basis by reference to the principal outstanding and the rate applicable.

   (o) Income tax
       Income tax is the provision for income tax recognised in the income statement for the period using the tax effect accounting method. It comprises current and deferred tax.

       Deferred tax is provided using the liability method, for timing differences between accounting profit before tax and the taxable income arising from the differences in the tax and accounting treatment of income and expenses or loss.

       The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

   (p) Borrowing costs
       Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period which brings the assets to their intended uses.

       Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

   (q) Repairs and maintenance expenses
       Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

   (r) Environmental expenditures
       Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

   (s) Research and development costs
       Research and development costs are recognised as expenses in the period in which they are incurred.

   (t) Operating leases
       Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

   (u) Dividends
       Dividends appropriated to shareholders are recognised in the profit appropriation statement when approved. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders' funds in on balance sheet.

   (v) Retirement benefits
       The contributions payable under the Group's retirement plans are charged to the income statement when the contribution becomes due in accordance with the terms of the plan.

   (w) Impairment loss
       The carrying amounts of long-lived assets are reviewed by the Group periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

       The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. The provision for impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount by which the impairment loss is reduced. The reversed amount is recognised as income in the period in the income statement.

   (x) Related parties
       Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

3   Taxation
    Major taxes applicable to the Group and the Company comprise income tax, consumption tax, resources tax and value added tax.

    Income tax rate is 33% and that of certain subsidiaries is 15%.

    Consumption tax is levied on gasoline and diesel at a rate of RMB 277.6 per tonne and RMB 117.6 per tonne respectively.

    Resources tax is levied on crude oil and natural gas at rates ranging from RMB 8 per tonne to RMB 30 per tonne and RMB 2 to RMB 15 per 1000 cubic metre respectively.

    Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

    The subsidiaries granted with tax concession are set out below:

    Name of subsidiaries                              Preferential tax rate  Reasons for granting concession

    Sinopec Shanghai Petrochemical Company Limited             15%           Among the first batch of joint stock enterprises which
                                                                               successfully launched their overseas listings
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre Company Limited             15%           Among the first batch of joint stock enterprises which
                                                                               successfully launched their overseas listings
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical Company Limited                 15%           Hi-tech enterprise
-----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited               15%           Hi-tech enterprise
    Sinopec Zhongyuan Petroleum Company Limited                15%           Hi-tech enterprise
-----------------------------------------------------------------------------------------------------------------------------------
    Petro-CyberWorks Information Technology Company Limited    15%           Hi-tech enterprise
-----------------------------------------------------------------------------------------------------------------------------------

4   Cash at bank and in hand

    The Group

                                                             At 30 June 2004                       At 31 December 2003
                                                  Original                                Original
                                                  currency     Exchange          RMB      currency     Exchange          RMB
                                                  millions        rates     millions      millions        rates     millions

    Cash in hand
------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                                   92                                     101
------------------------------------------------------------------------------------------------------------------------------
    Cash at bank
------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                               13,603                                  11,959
------------------------------------------------------------------------------------------------------------------------------
       US Dollars                                       63       8.2766          522           118       8.2767          973
       Hong Kong Dollars                                45       1.0609           48            70       1.0657           75
------------------------------------------------------------------------------------------------------------------------------
       Japanese Yen                                    236       0.0764           18           207       0.0773           16
------------------------------------------------------------------------------------------------------------------------------
       Euro                                              1      10.0738           13             2      10.3380           17
------------------------------------------------------------------------------------------------------------------------------
                                                                              14,296                                  13,141
------------------------------------------------------------------------------------------------------------------------------
    Deposits at related parties
       Renminbi                                                                2,678                                   4,210
------------------------------------------------------------------------------------------------------------------------------
       US Dollars                                        7       8.2766           54             7       8.2767           54
------------------------------------------------------------------------------------------------------------------------------
    Total cash at bank and in hand                                            17,028                                  17,405
------------------------------------------------------------------------------------------------------------------------------

    The Company

                                                             At 30 June 2004                       At 31 December 2003
                                                  Original                                Original
                                                  currency     Exchange          RMB      currency     Exchange          RMB
                                                  millions        rates     millions      millions        rates     millions

    Cash in hand
------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                                   25                                      64
------------------------------------------------------------------------------------------------------------------------------
    Cash at bank
------------------------------------------------------------------------------------------------------------------------------
       Renminbi                                                                6,459                                   4,752
------------------------------------------------------------------------------------------------------------------------------
       US Dollars                                        3       8.2766           21             6       8.2767           53
------------------------------------------------------------------------------------------------------------------------------
       Hong Kong Dollars                                                           -            26       1.0657           28
------------------------------------------------------------------------------------------------------------------------------
       Japanese Yen                                                                -             7       0.0773            1
------------------------------------------------------------------------------------------------------------------------------
                                                                               6,505                                   4,898
------------------------------------------------------------------------------------------------------------------------------
    Deposits at related parties
       Renminbi                                                                  769                                   1,629
------------------------------------------------------------------------------------------------------------------------------
       US Dollars                                        7       8.2766           54             7       8.2767           54
    Total cash at bank and in hand                                             7,328                                   6,581
------------------------------------------------------------------------------------------------------------------------------

    Deposits at related parties represent deposits placed at Sinopec Finance
    Company Limited. Deposits interest is calculated at market rate.

5   Bills receivable
    Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

6   Trade accounts receivable

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Subsidiaries                                                     -                 -             4,151             2,920
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                3,600             3,044             1,797             1,623
------------------------------------------------------------------------------------------------------------------------------
    Associates                                                      42                81                15                23
------------------------------------------------------------------------------------------------------------------------------
    Others                                                      13,418             9,344             6,087             4,813
------------------------------------------------------------------------------------------------------------------------------
                                                                17,060            12,469            12,050             9,379
------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                        3,439             3,185             2,372             2,299
------------------------------------------------------------------------------------------------------------------------------
                                                                13,621             9,284             9,678             7,080
------------------------------------------------------------------------------------------------------------------------------

    Allowance for doubtful accounts are analysed as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                         3,185             2,666             2,299             1,867
------------------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                                  271               910                80               763
------------------------------------------------------------------------------------------------------------------------------
    Written back for the period/year                               (15)              (46)               (5)              (20)
------------------------------------------------------------------------------------------------------------------------------
    Written off for the period/year                                 (2)             (345)               (2)             (311)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                               3,439             3,185             2,372             2,299
------------------------------------------------------------------------------------------------------------------------------

    Ageing analysis on trade accounts receivable are as follows:

                                                                         The Group
                                                   At 30 June 2004                            At 31 December 2003
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                  12,699        74.4         62         0.5      8,229        66.0        64          0.8
------------------------------------------------------------------------------------------------------------------------------
    Between one and two years           480         2.8        170        35.4        770         6.2       309         40.1
------------------------------------------------------------------------------------------------------------------------------
    Between two and three years         530         3.1        321        60.6        497         4.0       246         49.5
------------------------------------------------------------------------------------------------------------------------------
    Over three years                  3,351        19.7      2,886        86.1      2,973        23.8     2,566         86.3
------------------------------------------------------------------------------------------------------------------------------
                                     17,060       100.0      3,439                 12,469       100.0     3,185
------------------------------------------------------------------------------------------------------------------------------

                                                                        The Company
                                                   At 30 June 2004                            At 31 December 2003
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                   9,037        75.0         33         0.4      6,466        68.9        15          0.2
------------------------------------------------------------------------------------------------------------------------------
    Between one and two years           336         2.8        107        31.8        373         4.0       157         42.1
------------------------------------------------------------------------------------------------------------------------------
    Between two and three years         341         2.8        208        61.0        350         3.7       180         51.4
------------------------------------------------------------------------------------------------------------------------------
    Over three years                  2,336        19.4      2,024        86.6      2,190        23.4     1,947         88.9
------------------------------------------------------------------------------------------------------------------------------
                                     12,050       100.0      2,372                  9,379       100.0     2,299
------------------------------------------------------------------------------------------------------------------------------

    Major trade accounts receivable of the Group at 30 June 2004 are set out below:

                                                                                                               Percentage of
                                                                                                              trade accounts
    Name of entity                                                                               Balance          receivable
                                                                                            RMB millions                   %

    Maoming Petrochemical Shihua Corporation                                                         291                 1.7
------------------------------------------------------------------------------------------------------------------------------
    Jinan Petrochemical Plant                                                                        142                 0.8
    Luoyang Petrochemical Plant                                                                      130                 0.8
------------------------------------------------------------------------------------------------------------------------------
    The Second Thermoelectricity Plant of Beijing                                                    124                 0.7
------------------------------------------------------------------------------------------------------------------------------
    Jiujiang Fertilizer Plant of Agriculture Material-Supply Company of Jiangxi                       97                 0.6

    Major trade accounts receivable of the Group at 31 December 2003 are set out below:

                                                                                                               Percentage of
                                                                                                              trade accounts
    Name of entity                                                                               Balance          receivable
                                                                                            RMB millions                   %

    Hinchest (HK) Limited                                                                            256                 2.1
------------------------------------------------------------------------------------------------------------------------------
    Trafigura Pte Limited                                                                            179                 1.4
    Pertamina Divisi Perbendaharaa                                                                   145                 1.2
------------------------------------------------------------------------------------------------------------------------------
    Jinan Petrochemical Plant                                                                        141                 1.1
------------------------------------------------------------------------------------------------------------------------------
    COSMO Oil                                                                                        124                 1.0
------------------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 39, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts receivable.

    During the six-month period ended 30 June 2004, the Group and the Company had no individually significant trade accounts receivable been fully or substantially provided for.

    During the six-month period ended 30 June 2004, the Group and the Company had no individually significant write off or recover of doubtful debts which had been fully or substantially provided for in prior years.

    At 30 June 2004 and 31 December 2003, the Group and the Company had no individually significant trade accounts receivable that aged over three years.

7   Other receivables

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Subsidiaries                                                     -                 -            10,255            12,434
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                6,868             8,894             6,383             8,104
    Associates                                                     294               331               294               331
------------------------------------------------------------------------------------------------------------------------------
    Others                                                       7,572             8,580             4,982             5,959
------------------------------------------------------------------------------------------------------------------------------
                                                                14,734            17,805            21,914            26,828
------------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                        2,568             2,348             2,496             1,967
------------------------------------------------------------------------------------------------------------------------------
                                                                12,166            15,457            19,418            24,861
------------------------------------------------------------------------------------------------------------------------------

    Allowance for doubtful accounts are analysed as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                         2,348             1,872             1,967             1,193
------------------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                                  272             1,098               550             1,258
    Written back for the period/year                               (23)              (61)              (12)             (45)
------------------------------------------------------------------------------------------------------------------------------
    Written off for the period/year                                (29)             (561)               (9)             (439)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                               2,568             2,348             2,496             1,967
------------------------------------------------------------------------------------------------------------------------------

    Ageing analysis of other receivables are as follows:

                                                                         The Group
                                                   At 30 June 2004                            At 31 December 2003
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                   6,763        45.9        119         1.8      8,191        46.0        14          0.2
------------------------------------------------------------------------------------------------------------------------------
    Between one and two years         1,159         7.9        346        29.9      4,256        23.9       321          7.5
------------------------------------------------------------------------------------------------------------------------------
    Between two and three years       3,554        24.1         92         2.6      1,367         7.7        65          4.8
------------------------------------------------------------------------------------------------------------------------------
    Over three years                  3,258        22.1      2,011        61.7      3,991        22.4     1,948         48.8
------------------------------------------------------------------------------------------------------------------------------
                                     14,734       100.0      2,568                 17,805       100.0     2,348
------------------------------------------------------------------------------------------------------------------------------

                                                                        The Company
                                                   At 30 June 2004                            At 31 December 2003
                                     Amount              Allowance                 Amount             Allowance
                                        RMB                    RMB                    RMB                   RMB
                                   millions           %   millions           %   millions           %  millions            %

    Within one year                  14,364        65.5        537         3.7     18,585        69.3       257          1.4
------------------------------------------------------------------------------------------------------------------------------
    Between one and two years           814         3.7         77         9.5      3,777        14.1        21          0.6
    Between two and three years       3,503        16.0         79         2.3      1,062         3.9        35          3.3
------------------------------------------------------------------------------------------------------------------------------
    Over three years                  3,233        14.8      1,803        55.8      3,404        12.7     1,654         48.6
------------------------------------------------------------------------------------------------------------------------------
                                     21,914       100.0      2,496                 26,828       100.0     1,967
------------------------------------------------------------------------------------------------------------------------------

    Major other receivables of the Group at 30 June 2004 are set out below:

                                                                                                               Percentage of
    Name of entity                                                    Particulars                Balance   other receivables
                                                                                            RMB millions                   %

    China Petrochemical Corporation                                   Current Account              3,188                21.6
------------------------------------------------------------------------------------------------------------------------------
    Jinhuang Real Estate Company Limited                              Current Account                369                 2.5
------------------------------------------------------------------------------------------------------------------------------
    Qingdao Qirun Petrochemical Co., Ltd.                             Current Account                154                 1.0
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Petrochemical Shengli Bureau                              Current Account                 88                 0.6
------------------------------------------------------------------------------------------------------------------------------
    Shanghai Gaoqiao Petrochemical Company                            Current Account                 64                 0.4
------------------------------------------------------------------------------------------------------------------------------

    Major other receivables of the Group at 31 December 2003 are set out below:

                                                                                                               Percentage of
    Name of entity                                                    Particulars                Balance   other receivables
                                                                                            RMB millions                   %

    China Petrochemical Corporation                                   Current Account              3,201                18.0
------------------------------------------------------------------------------------------------------------------------------
    Baling Petrochemical Company Limited                              Current Account                967                 5.4
------------------------------------------------------------------------------------------------------------------------------
    Jinhuang Real Estate Company Limited                              Current Account                367                 2.1
------------------------------------------------------------------------------------------------------------------------------
    Changling Petrochemical Company Limited                           Current Account                300                 1.7
------------------------------------------------------------------------------------------------------------------------------
    Guangzhou Petrochemical Plant                                     Current Account                141                 0.8
------------------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 39, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

    During the six-month period ended 30 June 2004, the Group and the Company had no individually significant other receivables been fully or substantially provided for.

    During the six-month period ended 30 June 2004, the Group and the Company had no individually significant write off of other receivables.

    At 30 June 2004 and 31 December 2003, the Group and the Company had no individually significant other receivables that aged over three years.

8   Advance payments
    All advance payments are aged within one year.

    Except for the balances disclosed in Note 39, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of advance payments.

9   Inventories

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Raw materials                                               31,947            23,570            15,904            10,200
------------------------------------------------------------------------------------------------------------------------------
    Work in progress                                             8,045             6,805             3,351             3,308
------------------------------------------------------------------------------------------------------------------------------
    Finished goods                                              16,729            12,268            11,961             8,741
------------------------------------------------------------------------------------------------------------------------------
    Spare parts and consumables                                  2,932             2,791               961               770
------------------------------------------------------------------------------------------------------------------------------
                                                                59,653            45,434            32,177            23,019
------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for diminution in value of inventories         663               519               313               226
------------------------------------------------------------------------------------------------------------------------------
                                                                58,990            44,915            31,864            22,793
------------------------------------------------------------------------------------------------------------------------------

    All of the above inventories are purchased or self-manufactured.

    Provision for diminution in value of inventories is mainly against finished goods and spare parts.

    Provision for diminution in value of inventories are analysed as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                           519               486               226               224
------------------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                                  184               196                94                72
------------------------------------------------------------------------------------------------------------------------------
    Written back for the period/year                               (39)              (82)               (7)              (42)
------------------------------------------------------------------------------------------------------------------------------
    Written off for the period/year                                 (1)              (81)                -               (28)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                                 663               519               313               226
------------------------------------------------------------------------------------------------------------------------------

    The cost of inventories recognised as costs and expenses by the Group and the Company amounted to RMB 211,880 million (2003: RMB 156,878 million) and RMB 158,638 million (2003: RMB 114,468 million) for the six-month period ended 30 June 2004.

10  Long-term equity investments

    The Group

                                                                  Unlisted                        Provision
                                                                 stock and           Equity             for
                                              Listed stock    other equity       investment      impairment
                                                investment      investment      differences          losses            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Balance at 1 January 2004                          736          10,285              400            (271)          11,150
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             --             799              115              --              914
------------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
       accounted for under the equity method            28             306               --              --              334
------------------------------------------------------------------------------------------------------------------------------
    Dividends receivable/received                       --            (156)              --              --             (156)
------------------------------------------------------------------------------------------------------------------------------
    Disposal for the period                             --             (12)              --              --              (12)
    Amortisation for the period                         --              --              (90)             --              (90)
------------------------------------------------------------------------------------------------------------------------------
    Movement of provision for impairment losses         --              --               --             (34)             (34)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2004                            764          11,222              425            (305)          12,106
------------------------------------------------------------------------------------------------------------------------------

    The Company

                                                                  Unlisted                        Provision
                                                                 stock and           Equity             for
                                              Listed stock    other equity       investment      impairment
                                                investment      investment      differences          losses            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Balance at 1 January 2004                       43,459         54,640              395            (160)          98,334
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             --          1,127              108              --            1,235
------------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from investments
       accounted for under the equity method         5,630          6,456               --              --           12,086
------------------------------------------------------------------------------------------------------------------------------
    Dividends receivable/received                   (1,693)        (3,198)              --              --           (4,891)
------------------------------------------------------------------------------------------------------------------------------
    Disposal for the period                             --             (8)              --              --               (8)
------------------------------------------------------------------------------------------------------------------------------
    Amortisation for the period                         --             --              (88)             --              (88)
    Movement of provision for impairment losses         --             --               --               5                5
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2004                         47,396          59,017             415            (155)         106,673
------------------------------------------------------------------------------------------------------------------------------

    Provision for impairment losses
    are analysed as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Balance at 1 January                                           271               184               160               149
------------------------------------------------------------------------------------------------------------------------------
    Provision for the period/year                                   42               131                --                21
------------------------------------------------------------------------------------------------------------------------------
    Written back for the period/year                                (3)              (16)               --                --
    Written off for the period/year                                 (5)              (28)               (5)              (10)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                                  305              271               155               160
------------------------------------------------------------------------------------------------------------------------------

    At 30 June 2004 and 31 December 2003, the Group and the Company had no individually significant provision for impairment losses on long-term equity investments.

    Other equity investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the costs of investment are not significant or the Group has no control on the entities. Stock investment of the Company represents investment in subsidiaries and associates. Details of the Company's principal subsidiaries are set out in Note 40.

    At 30 June 2004, details of listed stock investment of the Group are as follows:

                                                                                             Shares of
                                                           Percentage                          profits                Market
                                                            of equity               Balance  accounted    Balance   value as
                                         Type of             interest    Initial       at 1  for under      at 30      at 30
                                         Type of    No. of    held by investment    January the equity       June       June
    Name of investee enterprise          equity     shares      the         cost       2004     method       2004       2004*
                                         interest millions     Group  ---------------------RMB millions----------------------

    Sinopec Shengli Oil
    Field Dynamic Co., Ltd.   Legal person shares     96       26.33%        223        425         21        446        693
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shandong Taishan
    Petroleum Co., Ltd.       Legal person shares1    86       38.68%        124        311          7        318      2,085
------------------------------------------------------------------------------------------------------------------------------
                                                                                        736         28        764
------------------------------------------------------------------------------------------------------------------------------

    * Information of market price is sourced from Shenzhen Stock Exchange.


    At 30 June 2004, details of principal unlisted stock and other equity investment of the Group are as follows:

                                                                                             Share of
                                                                                             profits/
                                                                                             (losses)
                                                           Percentage    Balance             accounted
                                      Initial              of equity       at 1  Addition    for under    Dividends    Balance at
                                   investment   Investment interest held January   for the   the equity   receivable/    30 June
    Name of investee enterprise           cost      period by the Group     2004    period     method     received          2004
                                  RMB millions                          -------------------RMB millions---------------------------

    BASF-YPC Company Limited (i)         3,254        --        40%      2,814        440         --         --         3,254
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Finance Company Limited      1,205        --        40%      1,288         --         50        (60)        1,278
------------------------------------------------------------------------------------------------------------------------------
    Shanghai Chemical Industry Park
      Development Company Limited          608    30 years      38%        652         --          5        (11)          646
------------------------------------------------------------------------------------------------------------------------------
    Shanghai Petroleum
      National Gas Corporation             300        --        30%        754         --        153        (90)          817
------------------------------------------------------------------------------------------------------------------------------
    China Shipping & Sinopec
      Suppliers Company Limited            438        --        50%        438         --         16         --           454
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Changjiang
      Fuel Company Limited                 190    20 years      50%        217         --         48        (28)          237
------------------------------------------------------------------------------------------------------------------------------
    Hunan Highway Industrial
      Development Company Limited          110        --        49%        106          7          2         --           115
------------------------------------------------------------------------------------------------------------------------------
    Shanghai Jinpu Packaging
      Material Company Limited             102    30 years      50%        104         --         (6)        --            98
------------------------------------------------------------------------------------------------------------------------------

    No provision for individually significant impairment losses or individually significant equity investment difference was made for the long-term equity investments as set out above.

    (i)Due to the fact that the project in the company is still under construction, there is no income statement for the company. Accordingly, the Group did not have any share of profit or loss of the company for the six-month period ended 30 June 2004.

    At 30 June 2004, the Group's and the Company's proportion of the total investments to the net assets was 6.1% (2003: 6.8%) and 61.7% (2003: 60.3%)
    respectively.

11  Fixed assets

    The Group - by segment

                                                Exploration                Marketing
                                                        and                      and
                                                 production    Refining distribution     Chemicals       Others        Total
                                               RMB millions RMB millions RMB millions  RMB millions RMB millions RMB millions

    Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                               166,603     104,432       54,212       133,374        2,507      461,128
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             442         200          803            99            9        1,553
------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress         3,706       3,977        3,143           668          123       11,617
------------------------------------------------------------------------------------------------------------------------------
    Disposals                                        (4,029)     (1,667)      (1,282)       (1,102)          (6)      (8,086)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                 166,722     106,942       56,876       133,039        2,633      466,212
------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                                84,662      50,335       10,000        68,235          572      213,804
------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                5,664       3,656        1,264         4,075           90       14,749
------------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                         (2,954)     (1,360)        (728)         (775)          (4)      (5,821)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                  87,372      52,631       10,536        71,535          658      222,732
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Net book value:
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                  79,350      54,311       46,340        61,504        1,975      243,480
------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                              81,941      54,097       44,212        65,139        1,935      247,324
------------------------------------------------------------------------------------------------------------------------------

    The Company - by segment

                                                Exploration               Marketing
                                                        and                     and
                                                 production    Refining distribution     Chemicals       Others        Total
                                               RMB millions RMB millions RMB millions  RMB millions RMB millions RMB millions

    Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                                59,647      71,414       52,729        37,698        1,527      223,015
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                              42         131          426             9            --          608
------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress         2,635       3,413        2,879           107          122        9,156
------------------------------------------------------------------------------------------------------------------------------
    Disposals                                        (3,423)     (1,407)      (1,244)         (599)          (6)      (6,679)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                  58,901      73,551       54,790        37,215        1,643      226,100
------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                                27,651      36,047        9,627        20,509          304       94,138
------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                1,990       2,049        1,216           918           28        6,201
------------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                         (2,482)     (1,120)        (720)         (340)          (4)      (4,666)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                  27,159      36,976       10,123        21,087          328       95,673
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Net book value:
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                  31,742      36,575       44,667        16,128        1,315      130,427
------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                              31,996      35,367       43,102        17,189        1,223      128,877
------------------------------------------------------------------------------------------------------------------------------

    The Group - by asset class

                                                                                        Oil
                                                                                    depots,          Plant,
                                                                                    storage      machinery,
                                                                       Oil        tanks and       equipment
                                                  Land and         and gas          service             and
                                                 buildings      properties         stations          others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                               41,648         147,275           46,067         226,138          461,128
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             85               1              623             844            1,553
------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress          144           3,667            5,090           2,716           11,617
------------------------------------------------------------------------------------------------------------------------------
    Disposals                                         (618)         (3,627)            (985)         (2,856)          (8,086)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                 41,259         147,316           50,795         226,842          466,212
------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                               16,978          77,640            8,771         110,415          213,804
------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                 809           4,882            1,049           8,009           14,749
------------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                          (321)         (2,657)            (491)         (2,352)          (5,821)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                 17,466          79,865            9,329         116,072          222,732
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Net book value:
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                 23,793          67,451           41,466         110,770          243,480
------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                             24,670          69,635           37,296         115,723          247,324
------------------------------------------------------------------------------------------------------------------------------

    The Company - by asset class

                                                                                        Oil
                                                                                    depots,          Plant,
                                                                                    storage      machinery,
                                                                       Oil        tanks and       equipment
                                                  Land and         and gas          service             and
                                                 buildings      properties         stations          others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                               21,267          51,380           44,703         105,665          223,015
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             43               1              150             414              608
------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress           89           2,598            4,845           1,624            9,156
------------------------------------------------------------------------------------------------------------------------------
    Disposals                                         (462)         (3,389)            (978)         (1,850)          (6,679)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                 20,937          50,590           48,720         105,853          226,100
------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                                7,682          25,631            8,505          52,320           94,138
------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                 483           1,725              997           2,996            6,201
------------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                          (250)         (2,452)            (488)         (1,476)          (4,666)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                  7,915          24,904            9,014          53,840           95,673
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Net book value:
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                 13,022          25,686           39,706          52,013          130,427
------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                             13,585          25,749           36,198          53,345          128,877
------------------------------------------------------------------------------------------------------------------------------

    The fixed assets and construction in progress of the Group at 30 September 1999 were valued by registered valuers in the PRC. The valuation was reviewed and approved by the MOF (Note 1). Surplus on revaluation was RMB 29,093 million and deficit on revaluation was RMB 3,210 million. A net surplus on revaluation of RMB 25,883 million was resulted which has been incorporated in the Group's financial statements since the year ended 31 December 1999.

    In accordance with the relevant rules and regulations in respect of the acquisition of Sinopec National Star, the fixed assets and construction in progress of Sinopec National Star have been valued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB 541 million has been incorporated in the Group's financial statements since the year ended 31 December 2001.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Ethylene Assets (Note 1), the fixed assets and construction in progress of Sinopec Maoming have been revalued by a firm of independent valuers in PRC. Deficit on revaluation of RMB 86 million has been incorporated in the Group's financial statements since the year ended 31 December 2003.

    In accordance with the relevant rules and regulations in respect of the Acquisition of Refining Assets (Note 1), the fixed assets and construction in progress of the Refining Assets have been revalued by a firm of independent valuers in PRC. Surplus on revaluation of RMB 82 million has been incorporated in the Group's financial statements since the year ended 31 December 2003.

    At 30 June 2004, the carrying amounts of fixed assets that were pledged by the Group and the Company were RMB 120 million (2003: RMB 519 million) and RMB 10 million (2003: RMB 14 million) respectively.

    Provision for impairment losses on fixed assets are analysed as follows:

    The Group - by segment
                                               Exploration                        Marketing
                                                       and                              and
                                                production        Refining     Distribution       Chemicals            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    At 1 January 2004                                  764             114               --             453            1,331
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             --              --              623           2,140            2,763
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                    764             114              623           2,593            4,094
------------------------------------------------------------------------------------------------------------------------------

    The Company - by segment
                                               Exploration                        Marketing
                                                       and                              and
                                                production        Refining     Distribution       Chemicals            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    At 1 January 2004                                  701              63               --              --              764
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                             --              --              623           1,118            1,741
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                    701              63              623           1,118            2,505
------------------------------------------------------------------------------------------------------------------------------

    The Group - by asset class
                                                                                Oil depots,          Plant,
                                                                                    storage      machinery,
                                                  Land and     Oil and gas      and service       equipment
                                                 buildings      properties         stations      and others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    At 1 January 2004                                    8             764               --             559            1,331
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                            325              --              623           1,815            2,763
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                    333             764              623           2,374            4,094
------------------------------------------------------------------------------------------------------------------------------

    The Company - by asset class
                                                                                Oil depots,          Plant,
                                                                                    storage      machinery,
                                                  Land and     Oil and gas      and service       equipment
                                                 buildings      properties         stations      and others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    At 1 January 2004                                   --             701               --              63              764
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                            173              --              623             945            1,741
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                    173             701              623           1,008            2,505
------------------------------------------------------------------------------------------------------------------------------

    At 30 June 2004 and 31 December 2003, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

    At 30 June 2004 and 31 December 2003, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

12  Construction materials
    At 30 June 2004 and 31 December 2003, the Group's and the Company's construction materials mainly represent the actual cost of materials such as steel and copper to be used for construction projects.

13  Construction in progress

    The Group
                                                Exploration                Marketing
                                                        and                      and
                                                 production    Refining distribution     Chemicals       Others        Total
                                               RMB millions RMB millions RMB millions  RMB millions RMB millions RMB millions

    At 1 January 2004                                 5,535       8,355        7,641         6,581          401       28,513
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                          10,394       3,834        7,638         3,047           85       24,998
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period
    of jointly controlled entities                      702          --           --         2,666           --        3,368
------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                         (764)         --           --            --           --         (764)
------------------------------------------------------------------------------------------------------------------------------
    Transferred to fixed assets                      (3,706)     (3,977)      (3,143)         (668)        (123)     (11,617)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                  12,161       8,212       12,136        11,626          363       44,498
------------------------------------------------------------------------------------------------------------------------------

    The interest rates per annum at which borrowing costs were capitalised during the period by the Group ranged from 3.1% to 5.8% (2003: 3.1% to 6.1%).

    The Group's proportionate share of the jointly controlled entities' construction in progress at 30 June 2004 in the exploration and production and the chemicals segments were RMB 7,180 million (2003: RMB 3,812 million) and RMB 5,659 million (2003: RMB 2,993 million), respectively.

    At 30 June 2004, major projects of the Group are as follows:

                                                                                                                  Accumulated
                                                        At   Addition   Transfer         AtPercentage            interest
                                      Budgeted   1 January    for the    out for    30 June         of  Source of capitalised at 30
    Project name                        amount        2004     period the period       2004 completion    funding  June 2004
                                  RMB millions RMB millions          RMB millions          RMB millions          RMB millions
    RMB millions

    The Group
------------------------------------------------------------------------------------------------------------------------------
    Ningbo - Shanghai -
    Nanjing Pipeline Project             3,261      3,049        743     (2,163)     1,629        50% Bank loans &          14
                                                                                                      self-financing
------------------------------------------------------------------------------------------------------------------------------
    Ethylene Reconstruction Project II   4,667       1,392      1,217          --      2,609      56% Bank loans &         61
                                                                                                      self-financing
------------------------------------------------------------------------------------------------------------------------------
    8,000,000 tonnes per annum           1,397         304        185          --        489      35% Self-financing        1
    Crude Oil Plant Improvement Project
------------------------------------------------------------------------------------------------------------------------------
    South-west Fuel Oil Pipeline Project 3,526         787        734          --      1,521      43% Bank loans &         --
                                                                                                      self-financing
------------------------------------------------------------------------------------------------------------------------------
    Jointly controlled entities
    900,000 tonnes Ethylene Project      8,895       2,975      3,231          --      6,206      70% Bank loans &        179
                                                                                                      self-financing
------------------------------------------------------------------------------------------------------------------------------

    The Company

                                                Exploration                Marketing
                                                        and                      and
                                                 production    Refining distribution     Chemicals       Others        Total
                                               RMB millions RMB millions RMB millions  RMB millions RMB millions RMB millions

    At 1 January 2004                                 4,501       7,311        6,380         1,284          382       19,858
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                           6,814       2,798        6,313           827           78       16,830
------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                         (408)         --           --            --           --         (408)
------------------------------------------------------------------------------------------------------------------------------
    Transferred to fixed assets                      (2,635)     (3,413)      (2,879)         (107)        (122)      (9,156)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                   8,272       6,696        9,814         2,004          338       27,124
------------------------------------------------------------------------------------------------------------------------------

    The interest rates per annum at which borrowing costs were capitalised for the six-month period ended 30 June 2004 by the
    Company ranged from 3.1% to 5.8% (2003: 3.1% to 6.1%).

14  Intangible assets

    The Group

                                                                                Exploration
                                                  Computer                              and
                                                  software       Technical       production
                                                   license        know-how            right          Others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Cost:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                                  554           1,797            3,163             198            5,712
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                            136              13               --             141              290
------------------------------------------------------------------------------------------------------------------------------
    Disposals                                           --              --               --             (50)             (50)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                    690           1,810            3,163             289            5,952
------------------------------------------------------------------------------------------------------------------------------
    Accumulated Amortisation:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                                   90             634              351              73            1,148
------------------------------------------------------------------------------------------------------------------------------
    Amortisation charge for the period                  52             147               58              30              287
------------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                            --              --               --              (9)              (9)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                    142             781              409              94            1,426
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Net book value:
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                    548           1,029            2,754             195            4,526
------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                                464           1,163            2,812             125            4,564
------------------------------------------------------------------------------------------------------------------------------

    Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 10 years. At 30 June 2004, the remaining amortisation period of the exploration and production right was 23.5 years.

    The Company

                                                                                Exploration
                                                  Computer                              and
                                                  software       Technical       production
                                                   license        know-how            right          Others            Total
                                              RMB millions    RMB millions     RMB millions    RMB millions     RMB millions

    Cost:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                                  379           1,036            3,163             129            4,707
------------------------------------------------------------------------------------------------------------------------------
    Addition for the period                            125               6               --              61              192
------------------------------------------------------------------------------------------------------------------------------
    Disposals                                           --              --               --             (37)             (37)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                    504           1,042            3,163             153            4,862
------------------------------------------------------------------------------------------------------------------------------
    Accumulated Amortisation:
------------------------------------------------------------------------------------------------------------------------------
    At 1 January 2004                                   48             554              351              42              995
------------------------------------------------------------------------------------------------------------------------------
    Amortisation charge for the period                  38              60               58              17              173
------------------------------------------------------------------------------------------------------------------------------
    Written back on disposal                            --              --               --              (7)              (7)
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                     86             614              409              52            1,161
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Net book value:
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                    418             428            2,754             101            3,701
------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                                331             482            2,812              87            3,712
------------------------------------------------------------------------------------------------------------------------------

    Except for the exploration and production right, the above intangible assets were acquired from third parties. The Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The amortisation period of the exploration and production right was 27 years. The amortisation periods of other intangible assets range from 4 to 10 years. At 30 June 2004, the remaining amortisation period of the exploration and production right was 23.5 years.

15  Deferred tax assets and liabilities

    The Group
                                                   Deferred tax assets     Deferred tax liabilities        Net balance
                                                      At 30       At 31        At 30         At 31        At 30        At 31
                                                       June    December         June      December         June     December
                                                       2004        2003         2004          2003         2004         2003
                                               RMB millions RMB millions RMB millions  RMB millions RMB millions RMB millions

    Current
------------------------------------------------------------------------------------------------------------------------------
    Provision primarily for
    receivables and inventories                       2,243       1,436           --            --        2,243        1,436
------------------------------------------------------------------------------------------------------------------------------
    Non-current
------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                       845         272         (238)         (289)         607          (17)
------------------------------------------------------------------------------------------------------------------------------
    Others                                               27          44           --            --           27           44
------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                 3,115       1,752         (238)         (289)       2,877        1,463
------------------------------------------------------------------------------------------------------------------------------

    The Company
                                                   Deferred tax assets     Deferred tax liabilities        Net balance
                                                      At 30       At 31        At 30         At 31        At 30        At 31
                                                       June    December         June      December         June     December
                                                       2004        2003         2004          2003         2004         2003
                                               RMB millions RMB millions RMB millions  RMB millions RMB millions RMB millions

    Current
------------------------------------------------------------------------------------------------------------------------------
    Provision primarily for
    receivables and inventories                       2,011       1,249           --            --        2,011        1,249
------------------------------------------------------------------------------------------------------------------------------
    Non-current
------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                       367         226          (16)          (16)         351          210
------------------------------------------------------------------------------------------------------------------------------
    Others                                               13          35           --            --           13           35
------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)                 2,391       1,510          (16)          (16)       2,375        1,494
------------------------------------------------------------------------------------------------------------------------------

16  Short-term loans

    The Group's and the Company's short-term loans represent:
                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Short-term bank loans                                       22,298            16,979            11,055             7,466
------------------------------------------------------------------------------------------------------------------------------
    Short-term other loans                                           --                29                 --                25
------------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries     4,147             3,896             3,222             2,296
------------------------------------------------------------------------------------------------------------------------------
                                                                26,445            20,904            14,277             9,787
------------------------------------------------------------------------------------------------------------------------------

    The Group's and the Company's weighted average interest rates per annum on short-term loans were
    3.3% (2003: 3.2%) and 3.7% (2003: 3.1%) respectively at 30 June 2004. The majority of the above loans are unsecured.

    At 30 June 2004 and 31 December 2003, the Group and the Company had no significant overdue short-term loan.

17  Bills payable
    Bills payable primarily represented the bank accepted bills for the purchase of material, goods and products. The repayment term is normally from three to six months.

18  Trade accounts payable
    The ageing analysis of trade accounts payable are as follows:
                                                                                       The Group
                                                                     At 30 June 2004                   At 31 December 2003
                                                          RMB millions                 %      RMB millions                 %

    Within 3 months                                             15,776              60.0            16,311              71.8
------------------------------------------------------------------------------------------------------------------------------
    Between 3 and 6 months                                       8,785              33.5             5,140              22.6
------------------------------------------------------------------------------------------------------------------------------
    Over 6 months                                                1,716               6.5             1,253               5.6
------------------------------------------------------------------------------------------------------------------------------
                                                                26,277             100.0            22,704             100.0
------------------------------------------------------------------------------------------------------------------------------

                                                                                      The Company
                                                                     At 30 June 2004                   At 31 December 2003
                                                          RMB millions                 %      RMB millions                 %

    Within 3 months                                             15,947              73.6            15,143              83.6
------------------------------------------------------------------------------------------------------------------------------
    Between 3 and 6 months                                       4,395              20.3             2,130              11.8
------------------------------------------------------------------------------------------------------------------------------
    Over 6 months                                                1,314               6.1               844               4.6
------------------------------------------------------------------------------------------------------------------------------
                                                                21,656             100.0            18,117             100.0
------------------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 39, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade accounts payable.

    At 30 June 2004 and 31 December 2003, the Group and the Company had no individually significant trade accounts payable aged over three years.

19  Receipts in advance
    Except for the balances disclosed in Note 39, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of receipts in advance.

    At 30 June 2004 and 31 December 2003, the Group and the Company had no individually significant receipts in advance aged over one year.

20  Taxes payable

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Value added tax                                                 32               459              (998)             (389)
------------------------------------------------------------------------------------------------------------------------------
    Consumption tax                                              1,028             1,547               690             1,184
------------------------------------------------------------------------------------------------------------------------------
    Income tax                                                   4,146             4,077             1,623             2,012
------------------------------------------------------------------------------------------------------------------------------
    Business tax                                                    62                52                30                24
------------------------------------------------------------------------------------------------------------------------------
    Other taxes                                                    757               851               137               144
------------------------------------------------------------------------------------------------------------------------------
                                                                 6,025             6,986             1,482             2,975
------------------------------------------------------------------------------------------------------------------------------

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group and the Company as determined in accordance with the relevant income tax rules and regulations of the PRC during the periods ended 30 June 2004 and 2003, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

21  Other payables
    At 30 June 2004 and 31 December 2003, the Group's and the Company's other payables primarily represented payables for resources compensation fee and education surcharge.

22  Other creditors
    At 30 June 2004 and 31 December 2003, the Group's and the Company's other creditors primarily represented payables for constructions.

    Except for the balances disclosed in Note 39, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

    At 30 June 2004 and 31 December 2003, the Group and the Company had no individually significant other creditors aged over three years.

23  Accrued expenses
    At 30 June 2004 and 31 December 2003, the Group's and the Company's accrued expenses primarily represented accrued interest expenses, repair and maintenance expenses, research and development expenses and other production expenses.

24  Current portion of long-term loans

    The Group's and the Company's current portion of long-term loans represent:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Long-term bank loans
------------------------------------------------------------------------------------------------------------------------------
       - Renminbi loans                                          5,621             5,363             3,015             3,437
------------------------------------------------------------------------------------------------------------------------------
       - Japanese Yen loans                                        485               533               485               498
------------------------------------------------------------------------------------------------------------------------------
       - US Dollar loans                                         1,173               623               699               408
------------------------------------------------------------------------------------------------------------------------------
       - Hong Kong Dollar loans                                     --                 4                --                --
------------------------------------------------------------------------------------------------------------------------------
                                                                 7,279             6,523             4,199             4,343
------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
------------------------------------------------------------------------------------------------------------------------------
       - Renminbi loans                                             78                65                34                30
------------------------------------------------------------------------------------------------------------------------------
       - US Dollar loans                                            32                62                29                30
------------------------------------------------------------------------------------------------------------------------------
                                                                   110               127                63                60
------------------------------------------------------------------------------------------------------------------------------
    Bonds payable
------------------------------------------------------------------------------------------------------------------------------
       - Renminbi loans (Note 26)                                1,500             1,500                --                --
------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from
       Sinopec Group Company and fellow subsidiaries

------------------------------------------------------------------------------------------------------------------------------
       - Renminbi loans                                          2,000                19             2,000                19
------------------------------------------------------------------------------------------------------------------------------
       - US Dollar loans                                             6                 6                 6                 6
------------------------------------------------------------------------------------------------------------------------------
                                                                 2,006                25             2,006                25
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Total current portion of long-term loans                    10,895             8,175             6,268             4,428
------------------------------------------------------------------------------------------------------------------------------

    At 30 June 2004 and 31 December 2003, the Group and the Company had no significant overdue long-term loan.

25  Long-term loans

    The Group's and the Company's long-term loans represent:

                                                                             The Group                   The Company
                                                                      At 30 June At 31 December    At 30 June At 31 December
                                Interest rate and final maturity            2004           2003          2004           2003
                                                                    RMB millions   RMB millions  RMB millions   RMB millions

    Third parties debts
------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans
------------------------------------------------------------------------------------------------------------------------------
    Renminbi                    loans Interest rates ranging from interest
                                free to 6.2% per annum at 30 June 2004 with
                                maturities through 2013                   42,268         38,863        34,219         29,577
------------------------------------------------------------------------------------------------------------------------------
    Japanese Yen loans          Interest rates ranging from 2.6% to
                                5.8% per annum at 30 June 2004
                                with maturities through 2024               2,586          2,909         2,586          2,866
------------------------------------------------------------------------------------------------------------------------------
    US                          Dollar loans Interest rates ranging from
                                interest free to 7.4% per annum at
                                30 June 2004 with
                                maturities through 2031                    4,793          4,340         2,832          2,676
------------------------------------------------------------------------------------------------------------------------------
    Hong                        Kong Dollar loans Floating rate at Hong Kong
                                Prime Rate plus 0.3% per annum at
                                30 June 2004 with
                                maturities through 2006                        6              7            --             --
------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                  7,279          6,523         4,199          4,343
------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans                                                  42,374         39,596        35,438         30,776
------------------------------------------------------------------------------------------------------------------------------
    Other long-term loans
------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest rates ranging from interest free
                                to 5.0% per annum at 30 June 2004
                                with maturities through 2008                 226            359            56            182
------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans             Interest rates ranging from interest free
                                to 4.0% per annum at 30 June 2004
                                with maturities through 2015                 124            151           103            118
------------------------------------------------------------------------------------------------------------------------------
    Euro loans                  Interest rates ranging from 1.8% to
                                8.1% per annum at 31 December 2003
                                with maturities through 2025. Paid off
                                as at 30 June 2004                            --             21            --             21
------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                    110            127            63             60
------------------------------------------------------------------------------------------------------------------------------
    Other long-term loans                                                    240            404            96            261
------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans of jointly controlled entities
------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Floating rate at 90% of PBOC's base
                                lending rate per annum at 30 June 2004
                                with maturities through 2021               1,350            705            --             --
------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans             Floating rate at London Interbank Offer
                                Rate plus 0.7% per annum at 30 June
                                2004 with maturities through 2013          1,614            745            --             --
------------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans of jointly controlled entities                    2,964          1,450            --             --
------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company and fellow subsidiaries
------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest free with maturity in 2020       35,561         35,561        35,561         35,561
------------------------------------------------------------------------------------------------------------------------------
    Renminbi loans              Interest rates ranging from interest free
                                to 5.2% per annum at 30 June 2004
                                with maturities through 2009               2,896          2,223         2,202          2,138
------------------------------------------------------------------------------------------------------------------------------
    US Dollar loans             Floating rate at London Interbank Offer
                                Rate plus 1.4% per annum at 30 June
                                2004 with maturities through 2005              9             12             9             12
------------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                  2,006             25         2,006             25
------------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company
       and fellow subsidiaries                                            36,460         37,771        35,766         37,686
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                          82,038         79,221        71,300         68,723
------------------------------------------------------------------------------------------------------------------------------

    The maturity analysis of the Group's and the Company's long-term loans are as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Between one and two years                                    9,635            13,145             6,195             9,346
------------------------------------------------------------------------------------------------------------------------------
    Between two and five years                                  31,234            26,591            27,118            21,526
------------------------------------------------------------------------------------------------------------------------------
    After five years                                            41,169            39,485            37,987            37,851
------------------------------------------------------------------------------------------------------------------------------
    Total long-term loans                                       82,038            79,221            71,300            68,723
------------------------------------------------------------------------------------------------------------------------------

    At 30 June 2004, the Group and the Company had secured loans from third parties amounting to RMB 55 million (2003: RMB 103 million) and RMB 2 million (2003: RMB 9 million) respectively. All long-term other loans are unsecured.

    Except for the balances disclosed in Note 39, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

26  Bonds payable

                                                                             The Group                   The Company
                                                                      At 30 June At 31 December    At 30 June At 31 December
                                Interest rate and final maturity            2004           2003          2004           2003
                                                                    RMB millions   RMB millions  RMB millions   RMB millions

    Corporate bonds             Fixed rate at 4.6% per annum,
                                redeemable in February 2014 (i)            3,500             --         3,500              --
--------------------------------------------------------------------------------------------------------------------------------
    Convertible bonds           Fixed rate at 2.5% per annum
                                at 30 June 2004 and redeemable
                                in July 2004 (ii)                          1,500          1,500            --              --
--------------------------------------------------------------------------------------------------------------------------------
    Less: current portion                                                  1,500          1,500            --              --
--------------------------------------------------------------------------------------------------------------------------------
                                                                           3,500             --         3,500              --
--------------------------------------------------------------------------------------------------------------------------------

 (i) The Company issued ten years corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004 with a fixed interest rate at 4.6% per annum and annual interest payment schedule. Interest payable for the current period was included in accrued expenses.

(ii) Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary of the Group on 28 July 1999. Pursuant to the subsidiary's shareholders' approval at the Annual General Meeting held on 23 March 2004, the subsidiary decided not to undergo an initial public offering. The bonds were repaid in July 2004.

27  Other long-term payables

    Other long-term payables primarily represent provision for future dismantlement of oil and gas properties, the costs arising from environmental restoration and specific research and development projects.

28  Share capital

                                                                                                The Group and the Company
                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Registered, issued and fully paid:
------------------------------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                                   67,122            67,122
------------------------------------------------------------------------------------------------------------------------------
    16,780,488,000 H shares of RMB 1.00 each                                                        16,780            16,780
------------------------------------------------------------------------------------------------------------------------------
    2,800,000,000 A shares of RMB 1.00 each                                                          2,800             2,800
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    86,702            86,702
------------------------------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (see Note 1).

    Pursuant to the resolutions passed in an extraordinary general meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares) at prices of HK$ 1.59 and US$
    20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

    According to Sinopec Group Company's debt-to-equity arrangement, some of the Company's shares held by Sinopec Group Company were transferred to the following bank and asset management companies. Pursuant to the notice Cai Qi [2000] No. 261 issued by MOF, the Company, having made its global offer of H shares, adjusted the price of shares to be transferred to the following entities, based on the issue price of the H shares, in connection with the debt-to-equity arrangement and the proportion of its shares. As a result, shares of the Company held by the State Development Bank of China, China Cinda Asset Management Corporation, China Orient Asset Management Corporation, China Huarong Asset Management Corporation are 8,775,570,000 shares, 8,720,650,000 shares, 1,296,410,000 shares and 586,760,000 shares respectively. Shares of the Company held by Sinopec Group Company was adjusted to 47,742,600,000 shares accordingly. Such arrangement was approved by MOF in Cai Qi [2000] No. 754 "Comments on the issues relating to the management of the equity in China Petroleum and Chemical Corporation".

    In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22.

    All the domestic ordinary shares and H shares rank pari passu in all material aspects.

    KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No. 0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.

29  Capital reserve

    The movements in capital reserve are as follows:

                                                                                                The Group and the Company
                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Balance at 1 January                                                                            36,852            36,588
------------------------------------------------------------------------------------------------------------------------------
    Government grants (i)                                                                               --                35
------------------------------------------------------------------------------------------------------------------------------
    Premium from issuance of shares by a subsidiary (ii)                                                --               147
------------------------------------------------------------------------------------------------------------------------------
    Gain from debt restructuring by a subsidiary (iii)                                                  --                82
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June/31 December                                                                  36,852            36,852
------------------------------------------------------------------------------------------------------------------------------

(i)    For the year ended 31 December 2003, the Group received subsidy on investments amounted to RMB 35 million, pursuant to Guo
       Jing Mao Tou Zi [2002] No. 847 "Notice on the State's Key Technology Reform on Project Fund Plan regarding the Third
       Batch of State Debt's Special Fund in 2002" issued by MOF. This fund is used for technology improvement projects.

(ii)   For the year ended 31 December 2003, a subsidiary of the Group issued additional shares in the PRC. Independent investors used cash to subscribe for shares. The increase in the Group's consolidated net assets due to the share premium was reflected as an increase of capital reserve.

(iii)  During the year ended 31 December 2003, a subsidiary of the Group carried out debt restructuring with a bank and obtained a waiver of interest payable. The gain in connection with the debt restructuring was reflected as an increase of capital reserve.

30  Surplus reserves

    Movements in surplus reserves are as follows:

                                                                              The Group and the Company
                                                             Statutory         Statutory     Discretionary
                                                               surplus            public           surplus
                                                               reserve      welfare fund           reserve             Total
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    At 1 January 2003                                            4,429             4,429             7,000            15,858
------------------------------------------------------------------------------------------------------------------------------
    Appropriation of net profit                                  1,901             1,901                 --             3,802
------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                                          6,330             6,330             7,000            19,660
------------------------------------------------------------------------------------------------------------------------------

    At 1 January 2004                                            6,330             6,330             7,000            19,660
------------------------------------------------------------------------------------------------------------------------------
    Appropriation of net profit                                  1,504             1,504                 --             3,008
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                              7,834             7,834             7,000            22,668
------------------------------------------------------------------------------------------------------------------------------

    The Articles of Association of the Company and the following profit appropriation plans had been approved at the Extraordinary General Meeting held on 25 July 2000:

    (a) 10% of the net profit is transferred to the statutory surplus reserve;

    (b) 5% to 10% of the net profit is transferred to the statutory public welfare fund; and

    (c) after the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders' meeting.

31  Income from principal operations
    The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. The Group's segmental information is set out in Note 44.

    For the six-month period ended 30 June 2004, revenue from sales to top five customers amounted to RMB 27,300 million (2003: RMB 26,700 million) which accounted for 10% (2003: 14%) of income from principal operations of the Group.

32  Sales taxes and surcharges

                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Consumption tax                                              5,671             4,511             3,683             3,075
------------------------------------------------------------------------------------------------------------------------------
    City construction tax                                        1,214               913               579               465
------------------------------------------------------------------------------------------------------------------------------
    Education surcharge                                            591               433               289               223
------------------------------------------------------------------------------------------------------------------------------
    Resources tax                                                  221               221                55                54
------------------------------------------------------------------------------------------------------------------------------
    Business tax                                                    79                63                55                38
------------------------------------------------------------------------------------------------------------------------------
                                                                 7,776             6,141             4,661             3,855
------------------------------------------------------------------------------------------------------------------------------

33  Financial expenses

                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Interest expenses incurred                                   2,379             2,482             1,447             1,323
------------------------------------------------------------------------------------------------------------------------------
    Less: Capitalised interest expenses                           (102)             (130)              (65)              (77)
------------------------------------------------------------------------------------------------------------------------------
    Net interest expenses                                        2,277             2,352             1,382             1,246
------------------------------------------------------------------------------------------------------------------------------
    Interest income                                               (169)             (142)              (74)              (66)
------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                         29                38                12                22
------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                         (43)              (14)              (33)               (2)
------------------------------------------------------------------------------------------------------------------------------
                                                                 2,094             2,234             1,287             1,200
------------------------------------------------------------------------------------------------------------------------------

34  Exploration expenses
    Exploration expenses include geological and geophysical expenses and written off of dry hole costs.

35  Investment income

                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Investment income accounted for under the cost method           30                28                17                54
------------------------------------------------------------------------------------------------------------------------------
    Investment income accounted for under the equity method        486               313            16,623            11,895
------------------------------------------------------------------------------------------------------------------------------
                                                                   516               341            16,640            11,949
------------------------------------------------------------------------------------------------------------------------------

36  Non-operating expenses

                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Loss on disposal of fixed assets                             1,405               246             1,230               110
------------------------------------------------------------------------------------------------------------------------------
    Impairment losses on fixed assets                            2,763               264             1,741               264
------------------------------------------------------------------------------------------------------------------------------
    Donations                                                       49                56                35                33
------------------------------------------------------------------------------------------------------------------------------
    Fines, penalties and compensation                               33                20                31                20
------------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses (i)                                412                --               325                --
------------------------------------------------------------------------------------------------------------------------------
    Others                                                         290               182               190               141
------------------------------------------------------------------------------------------------------------------------------
                                                                 4,952               768             3,552               568
------------------------------------------------------------------------------------------------------------------------------

    (i) In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB
        412 million during the period ended 30 June 2004 (2003: RMB nil) in respect of the voluntary termination totally approximately 8,000 employees.

37  Income Tax

                                                                     The Group                         The Company
                                                                 Six-month periods                  Six-month periods
                                                                   ended 30 June                      ended 30 June
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Provision for PRC income tax                                 8,568             5,189             7,413             4,976
------------------------------------------------------------------------------------------------------------------------------
    Deferred taxation                                           (1,414)             (427)             (881)             (417)
------------------------------------------------------------------------------------------------------------------------------
                                                                 7,154             4,762             6,532             4,559
------------------------------------------------------------------------------------------------------------------------------

38  Dividends
   (a) Dividends of ordinary shares proposed after the balance sheet date

       Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, the Board of Directors was authorised to declare the interim dividends for the year ending 31 December 2004. According to the resolution passed at the Directors' meeting on 27 August 2004, an interim dividend of RMB 0.04 (2003: RMB 0.03) per share totalling RMB 3,468 million (2003: RMB 2,601 million) was declared.

   (b) Dividends of ordinary shares declared during the period

       Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2003 was declared and paid on 28 June 2004.

       Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2002 was declared and paid on 30 June 2003.

39  Related parties and related party transactions

   (a) Related parties having the ability to exercise control over the Group

       The name of the company          :        China Petrochemical Corporation ("Sinopec Group
                                                 Company")
       Registered address               :        No. 6A, Huixin East Street, Chaoyang District,
                                                 Beijing
       Principal activities             :        Processing crude oil into refined products and
                                                 petrochemical products, petrochemical products
                                                 which include: petrochemical products made from
                                                 crude oil and natural gas; production, sale and
                                                 import and export of synthetic fibre and synthetic
                                                 fibre monomer.
       Relationship with the Group      :        Ultimate holding company
       Types of legal entity            :        State-owned
       Authorised representative        :        Chen Tonghai
       Registered capital               :        RMB 104,912 million

       There is no movement in the above registered capital for the six-month period ended 30 June 2004.

       As at 30 June 2004, Sinopec Group Company held 55.1% shares of the Company and there is no change on percentage shareholdings during this reporting period.

   (b) Related parties not having the ability to exercise control over the Group

       Related parties under common control of a parent company with the
       Company: Sinopec Finance Company Limited Nanjing Chemical Industry Company Limited Zhongyuan Petrochemical Company Sichuan Vinylon Company Nanjing Petrochemical Company Qingjiang Petrochemical Limited Liability Company Baoding Petrochemical Company Luoyang Petrochemical Polypropylene Industrial Company Baling Petrochemical Yueyang Petrochemical Company Tianjin United Chemical Company Zhanjiang Dongxing Petroleum Corporation Company Limited

       Associates of the Company:
       Sinopec Railway Oil Marketing Company Limited
       Sinopec Changjiang Fuel Company Limited
       China Shipping & Sinopec Suppliers Company Limited

   (c) The principal related party transactions carried out in the ordinary course of business are as follows:

                                                                                              Six-month periods ended 30 June
                                                                                 Note                 2004              2003
                                                                                              RMB millions      RMB millions

       Sales of goods                                                             (i)               30,715            19,861
------------------------------------------------------------------------------------------------------------------------------
       Purchases                                                                 (ii)               18,253            15,170
------------------------------------------------------------------------------------------------------------------------------
       Transportation and storage                                                (iii)                 979               789
------------------------------------------------------------------------------------------------------------------------------
       Exploration and development services                                      (iv)                7,101             6,849
       Production related services                                                (v)                3,831             3,921
------------------------------------------------------------------------------------------------------------------------------
       Ancillary and social services                                             (vi)                  906               940
------------------------------------------------------------------------------------------------------------------------------
       Operating lease charges                                                   (vii)               1,646             1,424
------------------------------------------------------------------------------------------------------------------------------
       Agency commission income                                                 (viii)                  31                22
------------------------------------------------------------------------------------------------------------------------------
       Intellectual property license fee paid                                    (ix)                    5                 5
------------------------------------------------------------------------------------------------------------------------------
       Interest received                                                          (x)                   25                34
------------------------------------------------------------------------------------------------------------------------------
       Interest paid                                                             (xi)                  349               318
------------------------------------------------------------------------------------------------------------------------------
       Net deposits (withdrawn from) / placed with related parties               (xii)              (1,532)            1,063
------------------------------------------------------------------------------------------------------------------------------
       Net loans obtained from related parties                                  (xiii)                 921             2,323
------------------------------------------------------------------------------------------------------------------------------

       The amounts set out in the table above in respect of the periods ended 30 June 2004 and 2003 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

       At 30 June 2004 and 31 December 2003, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

       Notes:

    (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

    (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

    (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

    (iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

    (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

    (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

    (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and service stations.

    (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

    (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

    (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balances of deposits at 30 June 2004 and 31 December 2003 were RMB 2,732 million and RMB 4,264 million respectively.

    (xi) Interest paid represents interest charges on the loans obtained from Sinopec Group Company and Sinopec Finance Company Limited.

    (xii) Deposits were withdrawn from/placed with Sinopec Finance Company Limited.

    (xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited. The calculated periodic balance of average loan for the six-month period ended 30 June 2004, which is based on monthly average balances, was RMB 41,884 million (2003: RMB 42,051 million).

       In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2004. The terms of these agreements are summarised as follows:

   (a) The Company entered into an Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company agrees not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

        o  the government-prescribed price;
        o where there is no government-prescribed price, the government guidance price;
        o where there is neither a government-prescribed price nor a government guidance price, the market price; or
        o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

   (b) The Company has entered into an Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

   (c) The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,447 million and RMB 482 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

   (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

   (e) The Company has entered into agency agreements effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

   (f) The Company has entered into a service station franchise agreement with Sinopec Group Company under which its service station and retail stores would exclusively sell the refined products supplied by the Group.

  (d) Balances with related parties

      The balances with the Group's related parties at 30 June 2004 and 31 December 2003 are as follows:

                                                           The ultimate holding company          Other related companies
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

       Trade accounts receivable                                     --                 --             3,642             3,125
--------------------------------------------------------------------------------------------------------------------------------
       Advance payments                                              --                 --             1,338               463
--------------------------------------------------------------------------------------------------------------------------------
       Other receivables                                          3,188              3,201             3,974             6,024
--------------------------------------------------------------------------------------------------------------------------------
       Trade accounts payable                                        --                 --             2,095             1,028
--------------------------------------------------------------------------------------------------------------------------------
       Receipts in advance                                           --                 --               981               539
--------------------------------------------------------------------------------------------------------------------------------
       Other creditors                                            5,934              4,588             4,858             9,927
--------------------------------------------------------------------------------------------------------------------------------
       Short-term loans                                              --                 --             4,147             3,896
--------------------------------------------------------------------------------------------------------------------------------
       Long-term loans (including current portion) (Note)            --                 --            38,466            37,796
--------------------------------------------------------------------------------------------------------------------------------

   Note: The Sinopec Group Company had borrowed an interest free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

40  Principal subsidiaries
    The Company's principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group's financial statements for the six-month period ended 30 June 2004. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results or assets of the
    Group:

                                                           Percentage of
                                             Registered   equity interest
                                        capital/paid-up      held by the
    Name of enterprise                           capital          Company    Principal activities
                                            RMB millions                %

    China Petrochemical International              1,400           100.00    Trading of crude oil and petrochemical products
       Company Limited

------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical           3,374            70.01    Manufacturing of chemical products
       Company Limited
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited                  1,700           100.00    Marketing and distribution of refined petroleum
                                                                             products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company Limited      30,028           100.00    Exploration and production of crude oil and
                                                                             natural gas
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical Company Limited   2,253        (i) 50.00    Manufacturing of plastics, intermediate
                                                                             petrochemical products and petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Maoming Refining and               1,064 and            99.81    Manufacturing of intermediate petrochemical
       Chemical Company Limited                    1,500                     products and petroleum products
                                       convertible bonds
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical                     1,950            82.05    Manufacturing of intermediate petrochemical
       Company Limited                                                       products and petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical                 7,200            55.56    Manufacturing of synthetic fibres, resin and plastics,
       Company Limited                                                       intermediate petrochemical products and petroleum
                                                                             products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining                  1,154            79.73    Manufacturing of intermediate petrochemical
       Chemical Company Limited                                              products and petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited              HK$104            72.40    Trading of crude oil and petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum                          147        (i) 46.25    Marketing and distribution of refined petroleum
       Group Company Limited                                                 products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix Company Limited            519        (i) 40.72    Manufacturing of petrochemical products and
                                                                             petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical Company Limited   2,330            84.98    Manufacturing of intermediate petrochemical
                                                                             products and petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical                       4,000        (i) 42.00    Production and sale of polyester chips and
       Fibre Company Limited                                                 polyester fibres
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and                   2,524            71.32    Manufacturing of intermediate petrochemical
       Chemical Company Limited                                              products and petroleum products
------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum Company Limited      875            70.85    Exploration and production of crude oil and natural gas
------------------------------------------------------------------------------------------------------------------------------

   (i)  The Company consolidated the results of these entities because the Company controlled the board of these entities and had the power to govern their financial and operating policies.

41  Principal jointly controlled entities

    At 30 June 2004, the Group's principal interests in jointly controlled entities are as follows:

                                                           Percentage of
    Name of jointly                  Registered capital/  equity interest
    controlled entities                  paid-up capitalheld by the Group    Principal activities
                                                                        %

    Shanghai Secco Petrochemical     Registered capital             50.00    Manufacturing and distribution of petrochemical
       Company Limited                   USD 901,440,964                     products
------------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec and Shell Coal   Registered capital             50.00    Manufacturing and distribution of industrial gas
       Gasification Company Limited       USD 45,588,700
------------------------------------------------------------------------------------------------------------------------------
    Block A Oil Field in the Western                   --            43.00   Exploration and production of crude
       Area Chenda in Bohai Bay                                              oil and natural gas
------------------------------------------------------------------------------------------------------------------------------

42  Commitments

    Operating lease commitments
    The Group and the Company lease service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 30 June 2004, the future minimum lease payments of the Group and the Company under operating leases are as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Within one year                                              3,247             3,276             3,150             3,175
------------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                    3,217             3,229             3,128             3,133
------------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                  3,204             3,200             3,114             3,114
------------------------------------------------------------------------------------------------------------------------------
    Between three and four years                                 3,186             3,175             3,100             3,095
------------------------------------------------------------------------------------------------------------------------------
    Between four and five years                                  3,164             3,162             3,084             3,087
------------------------------------------------------------------------------------------------------------------------------
    After five years                                            98,565            99,619            96,933            98,253
------------------------------------------------------------------------------------------------------------------------------
                                                               114,583           115,661           112,509           113,857
------------------------------------------------------------------------------------------------------------------------------

    Capital commitments
    At 30 June 2004, the capital commitments are as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    The Group
------------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                   26,750            48,107
------------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                               41,835            47,716
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    68,585            95,823
------------------------------------------------------------------------------------------------------------------------------
    Jointly controlled entities
------------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                    4,966             6,923
------------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                                1,752             3,432
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     6,718            10,355
------------------------------------------------------------------------------------------------------------------------------
    The Company
------------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                   19,353            32,210
------------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                               30,386            36,029
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    49,739            68,239
------------------------------------------------------------------------------------------------------------------------------

        These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the
        Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of the production licenses issued to the Group is 55 years as a special dispensation was given by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 101 million for the six-month period ended 30 June 2004 (2003: RMB 17 million).

    Estimated future annual payments are as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

    Within one year                                                 78                87                51                69
------------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                       98               117                68                88
------------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                     82                87                45                54
------------------------------------------------------------------------------------------------------------------------------
    Between three and four years                                    65                72                49                42
------------------------------------------------------------------------------------------------------------------------------
    Between four and five years                                     73                65                61                52
------------------------------------------------------------------------------------------------------------------------------
    After five years                                               313               361               173               212
------------------------------------------------------------------------------------------------------------------------------
                                                                   709               789               447               517
------------------------------------------------------------------------------------------------------------------------------

43  Contingent liabilities
    (a)The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b)At 30 June 2004, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

                                                                     The Group                         The Company
                                                            At 30 June    At 31 December        At 30 June    At 31 December
                                                                  2004              2003              2004              2003
                                                          RMB millions      RMB millions      RMB millions      RMB millions

       Subsidiaries                                                 --                --               173               173
------------------------------------------------------------------------------------------------------------------------------
       Associates and jointly controlled entities                4,897             4,955            12,074            12,084
------------------------------------------------------------------------------------------------------------------------------
                                                                 4,897             4,955            12,247            12,257
------------------------------------------------------------------------------------------------------------------------------

       The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2004 and 31 December 2003, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under the guarantees arrangement.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditure for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fee of approximately RMB 113 million for the six-month period ended 30 June 2004 (2003: RMB 85 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management is of the opinion that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

44  Segmental information
    The Group has five operating segments as follows:

(i) Exploration and production - which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Company and external customers.

(ii) Refining - which processes and purifies crude oil, which is sourced from the Exploration and Production Segment of the Group and external suppliers, and manufactures and sells petroleum products to the Chemicals and Marketing and Distribution Segments of the Company and external customers.

(iii) Marketing and distribution - which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv) Chemicals - which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v) Others - which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the Principal Accounting Policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's operating segments is as follows:

                                                                                                     Six-month periods
                                                                                                       ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Income from principal operations
------------------------------------------------------------------------------------------------------------------------------
    Exploration and production
------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                                7,376             7,083
------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                          26,316            24,980
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    33,692            32,063
------------------------------------------------------------------------------------------------------------------------------
    Refining
------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               31,986            26,909
------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                         126,904           100,690
------------------------------------------------------------------------------------------------------------------------------
                                                                                                   158,890           127,599
------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution
------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                              156,539           110,231
------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           1,334             1,630
------------------------------------------------------------------------------------------------------------------------------
                                                                                                   157,873           111,861
------------------------------------------------------------------------------------------------------------------------------
    Chemicals
------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               50,946            35,554
------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           4,794             3,590
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    55,740            39,144
------------------------------------------------------------------------------------------------------------------------------
    Others
------------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               18,862            15,065
------------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                          16,246            13,400
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    35,108            28,465
------------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                            (175,594)         (144,290)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Income from principal operations                                                               265,709           194,842
------------------------------------------------------------------------------------------------------------------------------
    Cost of sales, sales taxes and surcharges
------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                      16,165            16,345
------------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                       151,772           123,141
------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                     138,914            98,271
------------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                       45,685            35,713
------------------------------------------------------------------------------------------------------------------------------
    Others                                                                                          34,769            28,249
------------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment cost of sales                                                    (173,431)         (143,275)
------------------------------------------------------------------------------------------------------------------------------
    Cost of sales, sales taxes and surcharges                                                      213,874           158,444
------------------------------------------------------------------------------------------------------------------------------
    Profit from principal operations
------------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                      15,568            14,784
------------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         6,914             4,377
------------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                      18,959            13,590
------------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                       10,055             3,431
------------------------------------------------------------------------------------------------------------------------------
   Others                                                                                              339               216
------------------------------------------------------------------------------------------------------------------------------
    Profit from principal operations                                                                51,835            36,398
------------------------------------------------------------------------------------------------------------------------------

45  Post balance sheet events
    Except for disclosed in Note 38, the Board declared interim dividends for the year ending 2004 on 27 August 2004, the Group and the Company had no other post balance sheet event at 30 June 2004.

46  Items under non-operating profits/losses
    Pursuant to "Questions and answers in the prepayment of information disclosures of companies issuing public shares, No.1-Extraordinary gain and loss" (2004 revised). The extraordinary gain and loss of the Group are as follows:

                                                                                                            Six-month period
                                                                                                               ended 30 June
                                                                                                                        2004
                                                                                                                RMB millions

    Items under non-operating profits/losses for the period:
------------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of fixed assets                                                                                   1,405
------------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                                                                          412
------------------------------------------------------------------------------------------------------------------------------
    Donations                                                                                                             49
------------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of long-term equity investments                                                                       2
------------------------------------------------------------------------------------------------------------------------------
    Other non-operating income and expenses, excluding impairment losses on long-lived assets                            142
------------------------------------------------------------------------------------------------------------------------------
    Written back of provisions for impairment losses in previous years                                                   (80)
------------------------------------------------------------------------------------------------------------------------------
    Tax effect                                                                                                          (637)
------------------------------------------------------------------------------------------------------------------------------
    Total                                                                                                              1,293
------------------------------------------------------------------------------------------------------------------------------

47  Other significant events
    The Group had no any other significant event required to disclose as at the approval date of these financial statements.

  Report of the International Auditors

[GRAPHIC OMITTED]

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People's Republic of China with limited liability)

We have audited the interim financial statements on pages 77 to 103 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of interim financial statements which give a true and fair view. In preparing interim financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those interim financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the interim financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the interim financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the interim financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the interim financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the interim financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2004 and of the Group's profit and cash flows for the six-month period ended 30 June 2004 and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.









KPMG
Certified Public Accountants
Hong Kong, China, 27 August 2004

(B) INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     CONSOLIDATED INCOME STATEMENT for the
     six-month period ended 30 June 2004
     (Amounts in millions except per share data)

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                 Note                 2004              2003
                                                                                                       RMB               RMB

Turnover and other operating revenues
-------------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                       3               265,709           197,614
-------------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                       4                 9,733             7,721
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                   275,442           205,335
-------------------------------------------------------------------------------------------------------------------------------
Operating expenses
-------------------------------------------------------------------------------------------------------------------------------
    Purchased crude oil, products and operating supplies and expenses                             (197,123)         (144,365)
-------------------------------------------------------------------------------------------------------------------------------
    Selling, general and administrative expenses                                   5               (14,212)          (11,428)
-------------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                                       (14,773)          (12,947)
-------------------------------------------------------------------------------------------------------------------------------
    Exploration expenses, including dry holes                                                       (2,475)           (2,784)
-------------------------------------------------------------------------------------------------------------------------------
    Personnel expenses                                                             6                (8,346)           (8,338)
-------------------------------------------------------------------------------------------------------------------------------
    Employee reduction expenses                                                    7                  (412)               --
-------------------------------------------------------------------------------------------------------------------------------
    Taxes other than income tax                                                    8                (7,776)           (6,190)
-------------------------------------------------------------------------------------------------------------------------------
    Other operating expenses, net                                                  9                (2,986)             (714)
-------------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                                                   (248,103)         (186,766)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                                    27,339            18,569
-------------------------------------------------------------------------------------------------------------------------------
Finance costs
-------------------------------------------------------------------------------------------------------------------------------
    Interest expense                                                              10                (1,986)           (2,194)
-------------------------------------------------------------------------------------------------------------------------------
    Interest income                                                                                    169               145
-------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange losses                                                                            (29)              (39)
-------------------------------------------------------------------------------------------------------------------------------
    Foreign exchange gains                                                                              43                14
-------------------------------------------------------------------------------------------------------------------------------
       Net finance costs                                                                            (1,803)           (2,074)
-------------------------------------------------------------------------------------------------------------------------------
Investment income/(losses)                                                                              30                (2)
-------------------------------------------------------------------------------------------------------------------------------
Share of profits less losses from associates                                                           451               272
-------------------------------------------------------------------------------------------------------------------------------
Profit from ordinary activities before taxation                                                     26,017            16,765
-------------------------------------------------------------------------------------------------------------------------------
Taxation                                                                          11                (7,713)           (5,264)
-------------------------------------------------------------------------------------------------------------------------------
Profit from ordinary activities after taxation                                                      18,304            11,501
-------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                  (2,153)             (774)
-------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                                                                 16,151            10,727
-------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                          12                  0.19              0.12
-------------------------------------------------------------------------------------------------------------------------------
Dividends attributable to the period:
-------------------------------------------------------------------------------------------------------------------------------
Interim dividend declared after the balance sheet date                            13                 3,468             2,601
-------------------------------------------------------------------------------------------------------------------------------










The notes on pages 82 to 103 form part of these interim financial statements.

CONSOLIDATED Balance sheet
at 30 June 2004

(Amounts in millions)

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2004              2003
                                                                                                       RMB               RMB

Non-current assets
-------------------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment                                                 14               251,704           256,748
-------------------------------------------------------------------------------------------------------------------------------
    Construction in progress                                                      15                44,659            28,973
-------------------------------------------------------------------------------------------------------------------------------
    Investments                                                                   16                 2,711             2,582
-------------------------------------------------------------------------------------------------------------------------------
    Interests in associates                                                       17                 8,849             8,081
-------------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets                                                           22                 3,506             2,144
-------------------------------------------------------------------------------------------------------------------------------
    Lease prepayments                                                                                  794               810
-------------------------------------------------------------------------------------------------------------------------------
    Other assets                                                                                     2,612             2,152
-------------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                           314,835           301,490
-------------------------------------------------------------------------------------------------------------------------------
Current assets
-------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents                                                                       14,273            15,221
-------------------------------------------------------------------------------------------------------------------------------
    Time deposits with financial institutions                                                        2,755             2,184
-------------------------------------------------------------------------------------------------------------------------------
    Trade accounts receivable                                                     19                13,621             9,284
-------------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                              19                 8,009             5,953
-------------------------------------------------------------------------------------------------------------------------------
    Inventories                                                                   20                60,631            46,112
-------------------------------------------------------------------------------------------------------------------------------
    Prepaid expenses and other current assets                                     21                20,813            20,574
-------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               120,102            99,328
-------------------------------------------------------------------------------------------------------------------------------
Current liabilities
-------------------------------------------------------------------------------------------------------------------------------
    Short-term debts                                                              23                31,187            25,158
-------------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                      23                 6,153             3,921
-------------------------------------------------------------------------------------------------------------------------------
    Trade accounts payable                                                        24                26,277            22,704
-------------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                 24                28,531            23,958
-------------------------------------------------------------------------------------------------------------------------------
    Accrued expenses and other payables                                           25                41,419            42,187
-------------------------------------------------------------------------------------------------------------------------------
    Income tax payable                                                                               4,146             4,077
-------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          137,713           122,005
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                            (17,611)          (22,677)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                              297,224           278,813
-------------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
-------------------------------------------------------------------------------------------------------------------------------
    Long-term debts                                                               23                49,078            41,450
-------------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries                      23                36,460            37,771
-------------------------------------------------------------------------------------------------------------------------------
    Deferred tax liabilities                                                      22                 5,106             4,599
-------------------------------------------------------------------------------------------------------------------------------
    Other liabilities                                                                                  731             1,228
-------------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                       91,375            85,048
-------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                                  27,440            25,866
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                         178,409           167,899
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
-------------------------------------------------------------------------------------------------------------------------------
Share capital                                                                     26                86,702            86,702
-------------------------------------------------------------------------------------------------------------------------------
Reserves                                                                                            91,707            81,197
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                   178,409           167,899
-------------------------------------------------------------------------------------------------------------------------------

Approved and authorised for issue by the board of directors on 27 August 2004



Chen Tonghai                              Wang Jiming                              Zhang Jiaren
Chairman                                  Vice Chairman and President              Director, Senior
                                                                                   Vice President and
                                                                                   Chief Financial Officer





The notes on pages 82 to 103 form part of these interim financial statements.

CONSOLIDATED Cash Flow STATEMENT
for the six-month period ended 30 June 2004
(Amounts in millions)

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                 Note                 2004              2003
                                                                                                       RMB               RMB

Cash flows from operating activities                                              (a)               19,291            28,649
-------------------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities
-------------------------------------------------------------------------------------------------------------------------------
    Capital expenditure                                                                            (26,134)          (19,156)
-------------------------------------------------------------------------------------------------------------------------------
    Capital expenditure of jointly controlled entities                                              (3,368)           (1,942)
-------------------------------------------------------------------------------------------------------------------------------
    Purchase of investments and investments in associates                                             (804)              (81)
-------------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of investments and investments in associates                                 31               697
-------------------------------------------------------------------------------------------------------------------------------
    Proceeds from disposal of property, plant and equipment                                            187               291
-------------------------------------------------------------------------------------------------------------------------------
    Increase in time deposits with financial institutions                                           (1,371)           (1,804)
-------------------------------------------------------------------------------------------------------------------------------
    Maturity of time deposits with financial institutions                                              800               442
-------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                              (30,659)          (21,553)
-------------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities
-------------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans                                                             160,356           101,970
-------------------------------------------------------------------------------------------------------------------------------
    Proceeds from bank and other loans of jointly controlled entities                                1,621             1,132
-------------------------------------------------------------------------------------------------------------------------------
    Proceeds from issuance of corporate bonds, net of issuing expenses                               3,472                --
-------------------------------------------------------------------------------------------------------------------------------
    Repayments of bank and other loans                                                            (150,838)         (102,837)
-------------------------------------------------------------------------------------------------------------------------------
    Distributions to minority interests                                                               (141)             (149)
-------------------------------------------------------------------------------------------------------------------------------
    Contributions from minority interests                                                               92                12
-------------------------------------------------------------------------------------------------------------------------------
    Dividend paid                                                                                   (2,313)           (5,202)
-------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents distributed to Sinopec Group Company                                  (1,828)               --
-------------------------------------------------------------------------------------------------------------------------------
Net cash generated from/ (used in) financing activities                                             10,421            (5,074)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents                                                  (947)            2,022
-------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate                                                                         (1)               --
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                                                    15,221            18,161
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                          14,273            20,183
-------------------------------------------------------------------------------------------------------------------------------










The notes on pages 82 to 103 form part of these interim financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

for the six-month period ended 30
June 2004 (Amounts in millions)

(a) Reconciliation of profit from ordinary activities before taxation to cash flows from operating activities

                                                                                                        Six-month periods
                                                                                                          ended 30 June
                                                                                                      2004              2003
                                                                                                       RMB               RMB

    Profit from ordinary activities before taxation                                                 26,017            16,765
-------------------------------------------------------------------------------------------------------------------------------
    Adjustments for:
-------------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation                                                        14,773            12,947
-------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs                                                                                     764             1,238
-------------------------------------------------------------------------------------------------------------------------------
    Share of profits less losses from associates                                                      (451)             (272)
-------------------------------------------------------------------------------------------------------------------------------
    Investment (income)/losses                                                                         (30)                2
-------------------------------------------------------------------------------------------------------------------------------
    Interest income                                                                                   (169)             (145)
-------------------------------------------------------------------------------------------------------------------------------
    Interest expense                                                                                 1,986             2,194
-------------------------------------------------------------------------------------------------------------------------------
    Unrealised foreign exchange (gains)/losses                                                         (32)                7
-------------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of property, plant and equipment, net                                             399               259
-------------------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets                                                           2,324               269
-------------------------------------------------------------------------------------------------------------------------------
    Increase in trade accounts receivable                                                           (4,337)           (1,257)
-------------------------------------------------------------------------------------------------------------------------------
    Increase in bills receivable                                                                    (2,056)             (234)
-------------------------------------------------------------------------------------------------------------------------------
    (Increase)/decrease in inventories                                                             (14,519)              146
-------------------------------------------------------------------------------------------------------------------------------
    Decrease/(increase) in prepaid expenses and other current assets                                   506              (909)
-------------------------------------------------------------------------------------------------------------------------------
    Decrease in lease prepayments                                                                       16                12
-------------------------------------------------------------------------------------------------------------------------------
    Increase in other assets                                                                          (779)              (64)
-------------------------------------------------------------------------------------------------------------------------------
    Increase/(decrease) in trade accounts payable                                                    3,573            (2,081)
-------------------------------------------------------------------------------------------------------------------------------
    Increase in bills payable                                                                        4,573             2,437
-------------------------------------------------------------------------------------------------------------------------------
    (Decrease)/increase in accrued expenses and other payables                                      (2,425)            4,308
-------------------------------------------------------------------------------------------------------------------------------
    (Decrease)/increase in other liabilities                                                          (497)              174
-------------------------------------------------------------------------------------------------------------------------------
    Cash generated from operations                                                                  29,636            35,796
-------------------------------------------------------------------------------------------------------------------------------
    Interest received                                                                                  170               143
-------------------------------------------------------------------------------------------------------------------------------
    Interest paid                                                                                   (2,390)           (2,497)
-------------------------------------------------------------------------------------------------------------------------------
    Investment and dividend income received                                                            222               274
-------------------------------------------------------------------------------------------------------------------------------
    Income tax paid                                                                                 (8,347)           (5,067)
-------------------------------------------------------------------------------------------------------------------------------
    Cash flows from operating activities                                                            19,291            28,649
-------------------------------------------------------------------------------------------------------------------------------









The notes on pages 82 to 103 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS

for the six-month
period ended 30 June 2004 (Amounts in millions except per share data)

                                                                            Statutory
                                                                   Statutory         public    Discretionary
                                Share  Capital     Share Revaluation       surplus   welfare   surplus   Other    Retained
                              capital  reserve   premium   reserve  reserve      fund   reserve  reserves earnings     Total
                                  RMB      RMB       RMB       RMB      RMB       RMB       RMB       RMB      RMB       RMB

Shareholders' funds
at 1 January 2003,
  as previously reported       86,702  (18,878)   18,072    31,641    4,429     4,429     7,000       241   20,849   154,485
------------------------------------------------------------------------------------------------------------------------------
Adjusted for acquisition
of the Acquired Group--            --       --        --        --       --        --        --     9,338       --     9,338
------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
at 1 January 2003,
as adjusted                    86,702  (18,878)   18,072    31,641    4,429     4,429     7,000     9,579   20,849   163,823
------------------------------------------------------------------------------------------------------------------------------
Final dividend for 2002
(Note 13)                          --       --        --        --       --        --        --        --   (5,202)   (5,202)
------------------------------------------------------------------------------------------------------------------------------
Profit attributable
to shareholders                    --       --        --        --       --        --        --        --   10,727    10,727
------------------------------------------------------------------------------------------------------------------------------
Appropriation
(Note (a) and (b))                 --       --        --        --      977       977        --        --   (1,954)       --
------------------------------------------------------------------------------------------------------------------------------
Revaluation
surplus realised                   --       --        --      (250)      --        --        --        --      250        --
------------------------------------------------------------------------------------------------------------------------------
Realisation of
deferred tax on
 land use rights                   --       --        --        --       --        --        --        (2)      2         --
------------------------------------------------------------------------------------------------------------------------------
Transfer from retained
earnings to other reserves         --       --        --        --       --        --        --        26     (26)        --
------------------------------------------------------------------------------------------------------------------------------
Net assets contributed
from Sinopec Group Company         --       --        --        --       --        --        --         8      --          8
------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
at 30 June 2003                86,702  (18,878)   18,072    31,391    5,406     5,406     7,000     9,611  24,646    169,356
------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
 at 1 January 2004             86,702  (18,960)   18,072    30,341    6,330     6,330     7,000       252  31,832    167,899
------------------------------------------------------------------------------------------------------------------------------
Final dividend
for 2003 (Note 13)                 --       --        --        --       --        --        --        --  (5,202)    (5,202)
------------------------------------------------------------------------------------------------------------------------------
Profit attributable
 to shareholders                   --       --        --        --       --        --        --        --  16,151     16,151
------------------------------------------------------------------------------------------------------------------------------
Appropriation
(Note (a) and (b))                 --       --        --        --    1,504     1,504        --        --  (3,008)        --
------------------------------------------------------------------------------------------------------------------------------
Revaluation
surplus realised                   --       --        --      (627)      --        --        --        --     627         --
------------------------------------------------------------------------------------------------------------------------------
Realisation of
deferred tax on
 land use rights                   --       --        --        --       --        --        --        (2)      2         --
------------------------------------------------------------------------------------------------------------------------------
Impairment losses
on revalued assets                 --       --        --      (439)      --        --        --         --     --       (439)
------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds
 at 30 June 2004               86,702  (18,960)   18,072    29,275    7,834     7,834     7,000     250    40,402    178,409
------------------------------------------------------------------------------------------------------------------------------

Notes:

(a)    According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

       Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the six-month period ended 30 June 2004, the Company transferred RMB 1,504 million (2003: RMB
       977 million), being 10% of the current period's net profit determined in accordance with the PRC Accounting Rules and
       Regulations, to this reserve.

(b)    According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

       Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, the Board of Directors was
       authorised to determine the amount of the transfer for the six-month period ended 30 June 2004. The directors authorised the transfer of RMB 1,504 million (2003: RMB 977 million), being 10% of the current period's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

(c)    The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(d)    According to the Company's Articles of Association, the amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and
       Regulations and the amount determined in accordance with IFRS. At 30 June 2004, the amount of retained profits available for distribution was RMB 26,804 million, being the amount determined in accordance with the PRC Accounting Rules and
       Regulations. Interim dividend of RMB 3,468 million (2003: RMB 2,601 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(e)    The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the considerations paid over the amount of the net assets acquired from Sinopec National Star, Sinopec
       Maoming, Xi'an Petrochemical and Tahe Petrochemical.

(f)    The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.








The notes on pages 82 to 103 form part of these interim financial statements.

NOTES ON THE INTERIM FINANCIAL STATEMENTS for the six-month period ended 30 June 2004

1   PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

    Principal activities
    China Petroleum & Chemical Corporation (the "Company") is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the "Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China (the "PRC"). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

    Organisation
    The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

    As part of the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities that were to be transferred to the Company were segregated such that the operations and businesses were separately managed beginning 31 December 1999. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to
    (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the "Predecessor Operations").

    Basis of presentation
    Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition of Sinopec National Star").

    Pursuant to the resolution passed at the Directors' meeting on 28 October 2003, the Group acquired the equity interest of Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming") from Sinopec Group Company, for a consideration of RMB 3.3 billion (hereinafter referred to as the "Acquisition of Ethylene Assets").

    Pursuant to the resolution passed at the Directors' meeting on 29 December 2003, the Group acquired the equity interest of Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") and Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") from Sinopec Group Company, for considerations of RMB 221 million and RMB 135 million, respectively (hereinafter referred to as the "Acquisition of Refining Assets").

    As the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical are under the common control of Sinopec Group Company, the Acquisition of Sinopec National Star, the Acquisition of Ethylene Assets and the Acquisition of Refining Assets are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the results of operations of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical on a combined basis. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinopec Group Company. The assets retained by Sinopec Group Company were reflected as a distribution in the shareholders' funds. The considerations for these acquisitions were treated as an equity transaction.

    The results of operations previously reported by the Group for the six-month period ended 30 June 2003 have been restated to include the results of Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical (collectively the "Acquired Group") as set out below.

                                                                               The Group
                                                                          (as previously      The Acquired
                                                                            reported)         Group             Combined
                                                                            RMB               RMB               RMB
                                                                            millions          millions          millions


    Results of operation:
---------------------------------------------------------------------------------------------------------------------------
       Operating revenue                                                     202,474             2,861           205,335
---------------------------------------------------------------------------------------------------------------------------
       Profit attributable to shareholders                                    10,701                26            10,727
---------------------------------------------------------------------------------------------------------------------------
       Basic earnings per share (RMB)                                           0.12                --              0.12
---------------------------------------------------------------------------------------------------------------------------

    For the period presented, all significant transactions between the Group and the Acquired Group have been eliminated.

    The accompanying interim financial statements have been prepared in accordance with IFRS promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

    The accompanying interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 14). The accounting policies described in Note 2 have been consistently applied by the Group.

    The preparation of the interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2   PRINCIPAL ACCOUNTING POLICIES

    (a)Basis of consolidation
       The consolidated interim financial statements include the interim financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

       The results of subsidiaries are included in the consolidated income statement from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit from ordinary activities after taxation. All significant inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation.

       The particulars of the Group's principal subsidiaries are set out in
Note 31.

    (b)Translation of foreign currencies
       The functional and reporting currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date.

       Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the income statement.

    (c)Cash and cash equivalents
       Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

    (d)Trade accounts receivable
       Trade accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

    (e)Inventories
       Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

       Spare parts and consumables are stated at cost less any provision for obsolescence.

    (f)Property, plant and equipment
       An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 14), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the period in which it is incurred.

       Gains or losses arising from the retirement or disposal of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

       Depreciation is provided to write off the cost/revalued amount of each asset, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

       Buildings                                               15 to 45 years
       Plant, machinery, equipment, oil depots and others       4 to 18 years
       Service stations                                        25 years

    (g)Oil and gas properties
       The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

       Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

    (h)Lease prepayments
       Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights.

    (i)Construction in progress
       Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

       Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

       No depreciation is provided in respect of construction in progress.

    (j)Investments
       Investments in unlisted equity securities are stated at cost less provision for impairment losses. A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

    (k)Interests in associates
       An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

       Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases.

    (l)Jointly controlled entities
       A jointly controlled entity is an entity over which the Group can exercise joint control with other venturers. Joint control is the contractually agreed sharing of control over an economic activity.

       The Group's interests in jointly controlled entities are accounted for on a proportionate consolidation basis. Under this method, the Group combines its proportionate share of the jointly controlled entity's turnover and expenses with each major turnover and expenses caption of the Group's income statement and combines its proportionate share of the jointly controlled entity's assets and liabilities with each major asset and liability caption of the Group's balance sheet.

    (m)Provisions
       A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

    (n)Revenue recognition
       Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

       Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

    (o)Borrowing costs
       Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (p)Repairs and maintenance expenditure
       Repairs and maintenance expenditure, including cost of major overhaul, is expensed as incurred.

    (q)Environmental expenditures
       Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

       Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

    (r)Research and development costs
       Research and development costs are recognised as expenses in the period in which they are incurred.

    (s)Operating leases
       Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (t)Retirement benefits
       The contributions payable under the Group's retirement plans are charged to the income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 29.

    (u)Impairment loss
       The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

       The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

    (v)Income tax
       Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

       The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

    (w)Dividends
       Dividends are recognised as a liability in the period in which they are declared.

    (x)Segmental reporting
       A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3   TURNOVER
    Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4   OTHER OPERATING REVENUES

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Sale of materials, service and others                                                            9,532             7,610
------------------------------------------------------------------------------------------------------------------------------
    Rental income                                                                                      201               111
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     9,733             7,721
------------------------------------------------------------------------------------------------------------------------------

5   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
    The following items are included in selling, general and administrative expenses:
                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Research and development costs                                                                   1,024               884
------------------------------------------------------------------------------------------------------------------------------
    Operating lease charges                                                                          1,972             1,620
------------------------------------------------------------------------------------------------------------------------------

6   PERSONNEL EXPENSES
                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Wages and salaries                                                                               6,112             6,191
------------------------------------------------------------------------------------------------------------------------------
    Staff welfare                                                                                      809               799
------------------------------------------------------------------------------------------------------------------------------
    Contributions to retirement schemes                                                                959               896
------------------------------------------------------------------------------------------------------------------------------
    Social security contributions                                                                      466               452
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     8,346             8,338
------------------------------------------------------------------------------------------------------------------------------

7   EMPLOYEE REDUCTION EXPENSES
    In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 412 million (2003: RMB nil) during the six-month period ended 30 June 2004 in respect of the voluntary termination of approximately 8,000 employees.

8   TAXES OTHER THAN INCOME TAX
                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Consumption tax                                                                                  5,671             4,529
------------------------------------------------------------------------------------------------------------------------------
    City construction tax                                                                            1,214               925
------------------------------------------------------------------------------------------------------------------------------
    Education surcharge                                                                                591               437
------------------------------------------------------------------------------------------------------------------------------
    Resources tax                                                                                      221               221
------------------------------------------------------------------------------------------------------------------------------
    Business tax                                                                                        79                78
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     7,776             6,190
------------------------------------------------------------------------------------------------------------------------------

       Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

9   OTHER OPERATING EXPENSES, NET

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Fines, penalties and compensations                                                                  31                18
------------------------------------------------------------------------------------------------------------------------------
    Donations                                                                                           49                56
------------------------------------------------------------------------------------------------------------------------------
    Loss on disposal of property, plant and equipment, net                                             399               259
------------------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets (Note)                                                    2,324               269
------------------------------------------------------------------------------------------------------------------------------
    Others                                                                                             183               112
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     2,986               714
------------------------------------------------------------------------------------------------------------------------------

       Note:

       In accordance with IAS 36, the carrying amounts of impaired oil and gas properties and long-lived assets are written down to a recoverable value.

       Impairment losses recognised on long-lived assets of the chemicals segment of RMB 2,140 million (2003: RMB nil) for the six-month period ended 30 June 2004 primarily relate to certain chemical production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values which were based on the asset held for use model using the present value of estimated future cash flows. An amount of RMB 1,701 million was charged to the income statement with the remaining amount of RMB 439 million recognised directly against the related revaluation reserve in respect of those assets that were carried at revalued amount. The primary factor resulting in the impairment losses of the chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials during the period.

       Impairment losses recognised on long-lived assets of the marketing and distribution segment of RMB 623 million (2003: RMB nil) for the six-month period ended 30 June 2004 primarily relate to certain service stations that were closed during the period. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

       The factors resulting in the exploration and production ("E&P") segment impairment losses of RMB 269 million for the six-month period ended 30 June 2003 were unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties were written down to a recoverable value which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

10  INTEREST EXPENSE
                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Interest expense incurred                                                                        2,379             2,557
------------------------------------------------------------------------------------------------------------------------------
    Less: Interest expense capitalised*                                                               (393)             (363)
------------------------------------------------------------------------------------------------------------------------------
    Interest expense                                                                                 1,986             2,194
------------------------------------------------------------------------------------------------------------------------------
    *  Interest rates per annum at which borrowing costs were capitalised
         for construction in progress                                                         3.1% to 5.8%      3.1% to 6.1%
------------------------------------------------------------------------------------------------------------------------------

11  TAXATION
    Taxation in the consolidated income statement represents:
                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Provision for PRC income tax
------------------------------------------------------------------------------------------------------------------------------
       - the Group                                                                                   8,416             5,120
------------------------------------------------------------------------------------------------------------------------------
       - associates                                                                                    152                68
------------------------------------------------------------------------------------------------------------------------------
    Deferred taxation                                                                                 (855)               76
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     7,713             5,264
------------------------------------------------------------------------------------------------------------------------------

    A reconciliation of the expected tax with the actual tax expense is as follows:
                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Profit from ordinary activities before taxation                                                 26,017            16,765
------------------------------------------------------------------------------------------------------------------------------
    Expected PRC income tax expense at a statutory tax rate of 33%                                   8,586             5,532
------------------------------------------------------------------------------------------------------------------------------
    Non-deductible expenses                                                                            192               134
------------------------------------------------------------------------------------------------------------------------------
    Non-taxable income                                                                                (232)             (107)
------------------------------------------------------------------------------------------------------------------------------
    Differential tax rate on subsidiaries' income (Note)                                            (1,193)             (361)
------------------------------------------------------------------------------------------------------------------------------
    Tax losses not recognised for deferred tax                                                         360                66
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     7,713             5,264
------------------------------------------------------------------------------------------------------------------------------

       Note:

       The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

12  BASIC EARNINGS PER SHARE
    The calculation of basic earnings per share for the six-month period ended 30 June 2004 is based on the profit attributable to shareholders of RMB 16,151 million (2003: RMB 10,727 million) and the weighted average number of shares of 86,702,439,000 (2003: 86,702,439,000) during the period.

    The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the periods presented.

13  DIVIDENDS

    Dividends attributable for the period represent:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Interim dividends declared after the balance sheet date of RMB 0.04 per share
      (2003: RMB 0.03 per share)                                                                     3,468             2,601
------------------------------------------------------------------------------------------------------------------------------

       Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, the Board of Directors was
       authorised to declare the interim dividends for the year ending 31 December 2004. According to the resolution passed at the Directors' meeting on 27 August 2004, an interim dividend of RMB 0.04 (2003: RMB 0.03) per share totalling RMB 3,468 million (2003: RMB 2,601 million) was declared. Interim dividend of RMB 3,468 million (2003: RMB 2,601 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

       Dividends attributable to the previous financial year, approved and paid during the period represent:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Final dividends in respect of the previous financial year, approved and
      paid during the period of RMB 0.06 per share (2003: RMB 0.06 per share)                        5,202             5,202
------------------------------------------------------------------------------------------------------------------------------

       Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2003 was declared and paid on 28 June 2004.

       Pursuant to the shareholders' approval at the Annual General Meeting on 10 June 2003, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2002 was declared and paid on 30 June 2003.

14  PROPERTY, PLANT AND EQUIPMENT

    By segment:

                                               Exploration                 Marketing                  Corporate
                                                       and                       and                        and
                                                production     Refining distribution     Chemicals       others        Total
                                              RMB millions RMB millions RMB millions  RMB millions RMB millions RMB millions

    Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                      177,962      104,295       54,482       133,475        2,508      472,722
------------------------------------------------------------------------------------------------------------------------------
    Additions                                          442          200          803            99            9        1,553
------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress        3,706        4,000        3,443           677          123       11,949
------------------------------------------------------------------------------------------------------------------------------
    Disposals                                         (641)      (1,667)      (1,282)       (1,102)          (6)      (4,698)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2004                        181,469      106,828       57,446       133,149        2,634      481,526
------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                       84,604       50,439       10,014        70,344          573      215,974
------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period               5,357        3,661        1,276         4,070           90       14,454
------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the period                    --           --          623         2,140           --        2,763
------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                         (502)      (1,360)        (728)         (775)          (4)      (3,369)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2004                         89,459       52,740       11,185        75,779          659      229,822
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Net book value:
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                 92,010       54,088       46,261        57,370        1,975      251,704
------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                             93,358       53,856       44,468        63,131        1,935      256,748
------------------------------------------------------------------------------------------------------------------------------

    By asset class:

                                                                                 Oil depots,          Plant,
                                                                               storage tanks      machinery,
                                                                 Oil and gas     and service       equipment
                                                   Buildings      properties        stations      and others           Total
                                                RMB millions    RMB millions    RMB millions    RMB millions    RMB millions

    Cost/valuation:
------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                         39,392         158,634          46,337         228,359         472,722
------------------------------------------------------------------------------------------------------------------------------
    Additions                                             85               1             623             844           1,553
------------------------------------------------------------------------------------------------------------------------------
    Transferred from construction in progress            144           3,667           5,390           2,748          11,949
------------------------------------------------------------------------------------------------------------------------------
    Disposals                                           (618)           (239)           (985)         (2,856)         (4,698)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2004                           39,003         162,063          51,365         229,095         481,526
------------------------------------------------------------------------------------------------------------------------------
    Accumulated depreciation:
------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2004                         16,877          77,582           8,785         112,730         215,974
------------------------------------------------------------------------------------------------------------------------------
    Depreciation charge for the period                   779           4,575           1,061           8,039          14,454
------------------------------------------------------------------------------------------------------------------------------
    Impairment losses for the period                     325              --             623           1,815           2,763
------------------------------------------------------------------------------------------------------------------------------
    Written back on disposals                           (321)           (205)           (491)         (2,352)         (3,369)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2004                           17,660          81,952           9,978         120,232         229,822
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Net book value:
------------------------------------------------------------------------------------------------------------------------------
    At 30 June 2004                                   21,343          80,111          41,387         108,863         251,704
------------------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                               22,515          81,052          37,552         115,629         256,748
------------------------------------------------------------------------------------------------------------------------------

    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group at 30 September 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment was determined at RMB 159,788 million. The surplus on revaluation of RMB 32,320 million, net of amounts allocated to minority interests, was incorporated in the financial statements of the Group at 31 December 1999.

    In connection with the Acquisition of Sinopec National Star, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 4,373 million, resulting in a surplus on revaluation of RMB 1,136 million, net of amounts allocated to minority interest.

    In connection with the Acquisition of Ethylene Assets, the property, plant and equipment of Sinopec Maoming were revalued at 30 June 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of Sinopec Maoming pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 5,100 million, which approximated the net historical carrying value of the assets.

    In connection with the Acquisition of Refining Assets, the property, plant and equipment of the Refining Assets were revalued at 31 October 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Refining Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 461 million, which approximated the net historical carrying value of the assets.

15  CONSTRUCTION IN PROGRESS

                                               Exploration                 Marketing
                                                       and                       and                  Corporate
                                                production     Refining distribution     Chemicals   and others        Total
                                              RMB millions  RMB millions RMB millions RMB millions RMB millions RMB millions

    Balance at 1 January 2004                        5,535        8,459        7,941         6,637          401       28,973
------------------------------------------------------------------------------------------------------------------------------
    Additions                                       10,394        3,904        7,808         2,840           85       25,031
------------------------------------------------------------------------------------------------------------------------------
    Additions of jointly controlled entities           702           --           --         2,666           --        3,368
------------------------------------------------------------------------------------------------------------------------------
    Dry hole costs written off                        (764)          --           --            --           --         (764)
------------------------------------------------------------------------------------------------------------------------------
    Transferred to property, plant and equipment    (3,706)      (4,000)      (3,443)         (677)        (123)     (11,949)
------------------------------------------------------------------------------------------------------------------------------
    Balance at 30 June 2004                         12,161        8,363       12,306        11,466          363       44,659
------------------------------------------------------------------------------------------------------------------------------

       The Group's proportionate share of the jointly controlled entities' construction in progress at 30 June 2004 in the E&P and the chemicals segments were RMB 7,180 million (2003: RMB 3,812 million) and RMB 5,659 million (2003: RMB 2,993 million), respectively.

16  INVESTMENTS

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Unlisted investments, at cost                                                                    3,016             2,853
------------------------------------------------------------------------------------------------------------------------------
    Less: Provision for impairment losses                                                             (305)             (271)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                     2,711             2,582
------------------------------------------------------------------------------------------------------------------------------

       Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no significant investments in marketable securities.

17  INTERESTS IN ASSOCIATES

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Share of net assets                                                                              8,849             8,081
------------------------------------------------------------------------------------------------------------------------------

       The Group's investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

                                                                                 Percentage
                                                                   Percentage     of equity
                              Form of                               of equity   held by the
                              business         Particulars of issuedheld by the   Company's
    Name of company           structure        and paid up capital    Company  subsidiaries      Principal activities
                                                                            %             %

    Shengli Oil Field Dynamic Incorporated     364,027,608 ordinary     26.33             --     Exploration of crude oil and
      Company Limited ("Dynamic")*             shares of RMB 1.00 each                           distribution of petrochemical
                                                                                                 products
----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shandong Taishan  Incorporated     480,793,320 ordinary     38.68             --     Trading of petroleum products and
      Petroleum Company Limited                shares of RMB 1.00 each                           decoration of service gas stations
      ("Taishan")*
----------------------------------------------------------------------------------------------------------------------------------
    Sinopec Finance Company   Incorporated     Registered capital       32.00          8.22      Provision of non-banking financial
      Limited                                  RMB 2,500,000,000                                 services
----------------------------------------------------------------------------------------------------------------------------------
    Shanghai Petroleum
       National               Incorporated     Registered capital       30.00            --      Exploration and production of crude
      Gas Corporation                          RMB 900,000,000                                   oil and natural gas
----------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited  Incorporated     Registered capital       30.00         10.00      Manufacturing and distribution of
                                               RMB 8,793,000,000                                 petrochemical products
----------------------------------------------------------------------------------------------------------------------------------
    Shanghai Chemical
     Industry Park            Incorporated     Registered capital          --         38.26      Planning, development and
      Development                              RMB 2,372,439,000                                 operation of the Chemical
     Company Limited                                                                             Industry Park in Shanghai,
                                                                                                 the PRC
----------------------------------------------------------------------------------------------------------------------------------
    China Shipping & Sinopec  Incorporated     Registered capital          --         50.00      Transportation of
      Suppliers Company Limited                               RMB 876,660,000                    petroleum products
----------------------------------------------------------------------------------------------------------------------------------

    *  Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The market value of the
       Company's investments in Dynamic and Taishan based on the quoted market price are RMB 693 million (2003: RMB 783 million)
       and RMB 2,085 million (2003: RMB 1,971 million) respectively at 30 June 2004.

18  INTERESTS IN JOINTLY CONTROLLED ENTITIES
    The Group's principal interests in jointly controlled entities are as follows:

                                                                                     Percentage
                                                                       Percentage     of equity
                              Form of                                   of equity   held by the
                              business         Particulars of issued  held by the     Company's
    Name of company           structure        and paid up capital        Company    subsidiaries   Principal activities
                                                                                %             %
    Shanghai Secco           Incorporated      Registered capital           30.00          20.00    Manufacturing and
      Petrochemical Company                    USD 901,440,964                                      distribution of
      Limited                                                                                       Petrochemical products
-----------------------------------------------------------------------------------------------------------------------------
    Yueyang Sinopec and      Incorporated      Registered capital           50.00             --    Manufacturing and
      Shell Coal                               USD 45,588,700                                       distribution of
      Gasification Company                                                                          industrial gas
      Limited
-----------------------------------------------------------------------------------------------------------------------------
    Block A Oil Field in     Unincorporated    --                              --          43.00   Exploration and production
      the Western Area                                                                              of crude oil and natural
      Chengda in Bohai Bay                                                                          gas
-----------------------------------------------------------------------------------------------------------------------------

    The Group's proportionate share of the jointly controlled entities' current and non-current assets, current and non-current liabilities, and turnover and expenses is not material to the Group's financial condition or results of operations for all periods presented.


19  TRADE ACCOUNTS AND BILLS RECEIVABLES

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Third parties                                                                                   13,418             9,344
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                                                    3,600             3,044
-----------------------------------------------------------------------------------------------------------------------------
    Associates                                                                                          42                81
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    17,060            12,469
-----------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for doubtful accounts                                                           (3,439)           (3,185)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    13,621             9,284
-----------------------------------------------------------------------------------------------------------------------------
    Bills receivable                                                                                 8,009             5,953
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    21,630            15,237
-----------------------------------------------------------------------------------------------------------------------------

    The ageing analysis of trade accounts and bills receivables (net of allowance for doubtful accounts) are as follows:



                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Within one year                                                                                 20,646            14,118
-----------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                                                          310               461
-----------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                                                        209               251
-----------------------------------------------------------------------------------------------------------------------------
    Over three years                                                                                   465               407
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    21,630            15,237
-----------------------------------------------------------------------------------------------------------------------------

    Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.


20  INVENTORIES

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Crude oil and other raw materials                                                               31,929            23,541
-----------------------------------------------------------------------------------------------------------------------------
    Work in progress                                                                                 8,045             6,805
-----------------------------------------------------------------------------------------------------------------------------
    Finished goods                                                                                  16,729            12,268
-----------------------------------------------------------------------------------------------------------------------------
    Spare parts and consumables                                                                      4,591             4,017
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    61,294            46,631
-----------------------------------------------------------------------------------------------------------------------------
    Less: Allowance for diminution in value of inventories                                            (663)             (519)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    60,631            46,112
-----------------------------------------------------------------------------------------------------------------------------

    At 30 June 2004, the carrying amount of the Group's inventories carried at net realisable value amounted to RMB 1,434 million (2003: RMB 1,551 million).

    The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 211,548 million for the six-month period ended 30 June 2004 (2003: RMB 157,853 million).

21  PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Advances to third parties                                                                        2,002             2,726
-----------------------------------------------------------------------------------------------------------------------------
    Amounts due from Sinopec Group Company and fellow subsidiaries                                   8,206             9,357
-----------------------------------------------------------------------------------------------------------------------------
    Other receivables                                                                                1,774             1,679
-----------------------------------------------------------------------------------------------------------------------------
    Purchase deposits                                                                                4,089             2,451
-----------------------------------------------------------------------------------------------------------------------------
    Prepayments in connection with construction work and equipment purchases                         2,057             2,675
-----------------------------------------------------------------------------------------------------------------------------
    Prepaid value-added tax and customs duty                                                         2,391             1,355
-----------------------------------------------------------------------------------------------------------------------------
    Amounts due from associates                                                                        294               331
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    20,813            20,574
-----------------------------------------------------------------------------------------------------------------------------

22  DEFERRED TAX ASSETS AND LIABILITIES
    Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

                                                          Assets                  Liabilities                 Net balance
                                                     At 30        At 31        At 30         At 31        At 30        At 31
                                                      June     December         June      December         June     December
                                                      2004         2003         2004          2003         2004         2003
                                              RMB millions RMB millions  RMBmillions  RMB millions RMB millions RMB millions
    Current
-----------------------------------------------------------------------------------------------------------------------------
    Provisions, primarily for receivables
      and inventories                                2,247        1,446           --            --        2,247        1,446
-----------------------------------------------------------------------------------------------------------------------------
    Non-current
    Property, plant and equipment                      845          272       (1,306)         (981)        (461)        (709)
    Accelerated depreciation                            --           --       (3,800)       (3,618)      (3,800)      (3,618)
-----------------------------------------------------------------------------------------------------------------------------
    Land use rights                                   371           373           --            --          371          373
    Others                                             43            53           --            --           43           53
-----------------------------------------------------------------------------------------------------------------------------
    Deferred tax assets/(liabilities)               3,506         2,144       (5,106)       (4,599)      (1,600)      (2,455)
-----------------------------------------------------------------------------------------------------------------------------

    A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets at the balance sheet date. Based on this review, valuation allowances of RMB 360 million (2003: RMB 66 million) were provided for the six-month period ended 30 June 2004. The Group determined the valuation allowance based on management's assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is more likely than not that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided to reduce the deferred tax asset to the amount that is more likely than not to be realised.

23 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    Short-term debts represent:

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Third parties' debts
-----------------------------------------------------------------------------------------------------------------------------
    Short-term bank loans                                                                           22,298            16,979
-----------------------------------------------------------------------------------------------------------------------------
    Short-term other loans                                                                              --                29
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    22,298            17,008
-----------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term bank loans                                                          7,279             6,523
-----------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term other loans                                                           110               127
    Current portion of convertible bonds                                                             1,500             1,500
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     8,889             8,150
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    31,187            25,158
-----------------------------------------------------------------------------------------------------------------------------
    Loans from Sinopec Group Company and fellow subsidiaries
-----------------------------------------------------------------------------------------------------------------------------
    Short-term loans                                                                                 4,147             3,896
-----------------------------------------------------------------------------------------------------------------------------
    Current portion of long-term loans                                                               2,006                25
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     6,153             3,921
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    37,340            29,079
-----------------------------------------------------------------------------------------------------------------------------

    The Group's weighted average interest rate on short-term loans was 3.3% at 30 June 2004 (2003: 3.2%).

23 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)
    Long-term debts comprise:

                                                                                                At 30 June    At 31 December
                                   Interest rate and final maturity                                   2004              2003
                                                                                              RMB millions      RMB millions
    Third parties' debts
-----------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans
-----------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from interest free to 6.2% per annum
                                   at 30 June 2004 with maturities through 2013                     42,268            38,863
-----------------------------------------------------------------------------------------------------------------------------
    Japanese Yen denominated       Interest rates ranging from 2.6% to 5.8% per annum
                                   at 30 June 2004 with maturities through 2024                      2,586             2,909
-----------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from interest free to 7.4% per annum
                                   at 30 June 2004 with maturities through 2031                      4,793             4,340
-----------------------------------------------------------------------------------------------------------------------------
    Hong Kong Dollar               Floating rate at Hong Kong Prime Rate plus 0.3% per annum
      denominated                  at 30 June 2004 with maturities through 2006                          6                 7
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    49,653            46,119
-----------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
-----------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from interest free to 5.0% per annum
                                   at 30 June 2004 with maturities through 2008                        226               359
-----------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Interest rates ranging from interest free to 4.0% per annum
                                   at 30 June 2004 with maturities through 2015                        124               151
-----------------------------------------------------------------------------------------------------------------------------
    Euro                           denominated Interest rates ranging from 1.8%
                                   to 8.1% per annum at 31 December 2003 with
                                   maturities through 2025.
                                   Paid off as at 30 June 2004                                           --                21
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       350               531
-----------------------------------------------------------------------------------------------------------------------------
    Convertible bonds
-----------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rate at 2.5% per annum
                                   at 30 June 2004 with maturity in July 2004 (a)                    1,500             1,500
-----------------------------------------------------------------------------------------------------------------------------
    Corporate bonds
-----------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Fixed interest rate at 4.6% per annum
                                   at 30 June 2004 with maturity in February 2014 (b)                3,500                 --
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

                                                                                                    55,003            48,150
-----------------------------------------------------------------------------------------------------------------------------
    Long-term bank loans of jointly controlled entities
-----------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Floating rate at 90% of PBOC's base lending rate per annum
                                   at 30 June 2004 with maturities through 2021                      1,350               705
-----------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Floating rate at London Interbank Offer Rate plus 0.7% per annum
                                   at 30 June 2004 with maturities through 2013                      1,614               745
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     2,964             1,450
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
    Total third parties' long-term debts                                                            57,967            49,600
-----------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                                           (8,889)           (8,150)
                                                                                                    49,078            41,450
-----------------------------------------------------------------------------------------------------------------------------
    Long-term loans from Sinopec Group Company and fellow subsidiaries
-----------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest free with maturity in 2020                              35,561            35,561
-----------------------------------------------------------------------------------------------------------------------------
    Renminbi denominated           Interest rates ranging from interest free to 5.2% per annum
                                   at 30 June 2004 with maturities through 2009                      2,896             2,223
-----------------------------------------------------------------------------------------------------------------------------
    US Dollar denominated          Floating rate at London Interbank Offer Rate plus 1.4%
                                   per annum at 30 June 2004 with maturities through 2005                9                12
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    38,466            37,796
-----------------------------------------------------------------------------------------------------------------------------
    Less: Current portion                                                                           (2,006)              (25)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    36,460            37,771
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    85,538            79,221
-----------------------------------------------------------------------------------------------------------------------------

(a) Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary on 28 July 1999. Pursuant to the subsidiary's shareholders' approval at the Annual General Meeting held on 23 March 2004, the subsidiary decided not to undergo an initial public offering. The bonds were repaid in July 2004.

(b) The Company issued ten years corporate bonds of RMB 3.5 billion to PRC citizens as well as PRC legal and non-legal persons on 24 February 2004 with a fixed interest rate at 4.6% per annum.

Third parties' loans of RMB 55 million of the Group at 30 June 2004 (2003: RMB 103 million) were secured by certain of the
Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 120 million at 30 June 2004 (2003: RMB 519 million).

The aggregate maturities of long-term debts and loans from Sinopec Group Company and fellow subsidiaries are as follows:


                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Within one year                                                                                 10,895             8,175
-----------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                                                        9,635            13,145
-----------------------------------------------------------------------------------------------------------------------------
    Between two and five years                                                                      31,234            26,591
-----------------------------------------------------------------------------------------------------------------------------
    After five years                                                                                44,669            39,485
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    96,433            87,396
-----------------------------------------------------------------------------------------------------------------------------

24  TRADE ACCOUNTS AND BILLS PAYABLES

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Third parties                                                                                   24,182            21,676
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Group Company and fellow subsidiaries                                                    1,973               984
-----------------------------------------------------------------------------------------------------------------------------
    Associates                                                                                         122                44
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    26,277            22,704
-----------------------------------------------------------------------------------------------------------------------------
    Bills payable                                                                                   28,531            23,958
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    54,808            46,662
-----------------------------------------------------------------------------------------------------------------------------

Amounts due to Sinopec Group Company and fellow subsidiaries are repayable in accordance with normal commercial terms.

    The ageing analysis of trade accounts and bills payables are as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Due within 1 month or on demand                                                                 29,404            20,616
-----------------------------------------------------------------------------------------------------------------------------
    Due after 1 month but within 6 months                                                           25,240            25,792
-----------------------------------------------------------------------------------------------------------------------------
    Due after 6 months                                                                                 164               254
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    54,808            46,662
-----------------------------------------------------------------------------------------------------------------------------

25  ACCRUED EXPENSES AND OTHER PAYABLES

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Amounts due to Sinopec Group Company and fellow subsidiaries                                    11,773            15,054
-----------------------------------------------------------------------------------------------------------------------------
    Accrued expenditure                                                                             15,652            12,204
    Taxes other than income tax                                                                      3,278             4,122
-----------------------------------------------------------------------------------------------------------------------------
    Receipts in advance                                                                              4,629             5,369
-----------------------------------------------------------------------------------------------------------------------------
    Advances from third parties                                                                        907               979
-----------------------------------------------------------------------------------------------------------------------------
    Others                                                                                           5,180             4,459
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    41,419            42,187
-----------------------------------------------------------------------------------------------------------------------------

26  SHARE CAPITAL

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Registered, issued and fully paid
-----------------------------------------------------------------------------------------------------------------------------
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                                   67,122            67,122
-----------------------------------------------------------------------------------------------------------------------------
    16,780,488,000 overseas listed H shares of RMB 1.00 each                                        16,780            16,780
-----------------------------------------------------------------------------------------------------------------------------
    2,800,000,000 domestic listed A shares of RMB 1.00 each                                          2,800             2,800
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    86,702            86,702
-----------------------------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

    Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than
    19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

    In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

    In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

    All A shares and H shares rank pari passu in all material aspects.

27  COMMITMENTS AND CONTINGENT LIABILITIES

    Operating lease commitments
    The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 30 June 2004 and 31 December 2003, the future minimum lease payments under operating leases are as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Within one year                                                                                  3,247             3,276
-----------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                                                        3,217             3,229
-----------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                                                      3,204             3,200
-----------------------------------------------------------------------------------------------------------------------------
    Between three and four years                                                                     3,186             3,175
-----------------------------------------------------------------------------------------------------------------------------
    Between four and five years                                                                      3,164             3,162
-----------------------------------------------------------------------------------------------------------------------------
    Thereafter                                                                                      98,565            99,619
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   114,583           115,661
-----------------------------------------------------------------------------------------------------------------------------

    Capital commitments
    At 30 June 2004 and 31 December 2003, capital commitments are as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    The Group
-----------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                   26,750            48,107
-----------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                               41,835            47,716
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    68,585            95,823
-----------------------------------------------------------------------------------------------------------------------------
    Jointly controlled entities
-----------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                                                                    4,966             6,923
-----------------------------------------------------------------------------------------------------------------------------
    Authorised but not contracted for                                                                1,752             3,432
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     6,718            10,355
-----------------------------------------------------------------------------------------------------------------------------

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 101 million for the six-month period ended 30 June 2004 (2003: RMB 17 million).

    Estimated future annual payments are as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Within one year                                                                                     78                87
-----------------------------------------------------------------------------------------------------------------------------
    Between one and two years                                                                           98               117
-----------------------------------------------------------------------------------------------------------------------------
    Between two and three years                                                                         82                87
-----------------------------------------------------------------------------------------------------------------------------
    Between three and four years                                                                        65                72
-----------------------------------------------------------------------------------------------------------------------------
    Between four and five years                                                                         73                65
-----------------------------------------------------------------------------------------------------------------------------
    Thereafter                                                                                         313               361
-----------------------------------------------------------------------------------------------------------------------------
    Total payments                                                                                     709               789
-----------------------------------------------------------------------------------------------------------------------------

    Contingent liabilities
    (a)The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b)At 30 June 2004 and 31 December 2003, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

       Associates                                                                                    4,897             4,955
-----------------------------------------------------------------------------------------------------------------------------

    The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2004 and 31 December 2003, it is not probable that the Company will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Company's obligation under these guarantee arrangements.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 113 million for the six-month period ended 30 June 2004 (2003: RMB 85 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

28  RELATED PARTY TRANSACTIONS
    Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

    The Group is part of a larger group of companies under Sinopec Group Company and has significant transactions and relationships with the Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Sinopec Group Company itself is owned by the PRC government. There are also many other enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). Under IFRS, state-owned enterprises, other than Sinopec Group Company and fellow subsidiaries, are not considered related parties. Related parties refer to enterprises over which Sinopec Group Company is able to exercise significant influence.

    The Group conducts business with state-owned enterprises. Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organisations. Sales of certain products to PRC government authorities and affiliates and other state-owned enterprises may be at regulated prices, which differ from market prices. The Group considers that these sales are activities in the ordinary course of business in the PRC and has not disclosed such sales as related party transactions.

    The principal related party transactions with Sinopec Group Company, which were carried out in the ordinary course of business, are as follows:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                           Note                       2004              2003
                                                                                              RMB millions      RMB millions
    Sales of goods                                                          (i)                     30,715            17,958
-----------------------------------------------------------------------------------------------------------------------------
    Purchases                                                              (ii)                     18,253            15,061
-----------------------------------------------------------------------------------------------------------------------------
    Transportation and storage                                             (iii)                       979               661
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and development services                                   (iv)                      7,101             6,849
-----------------------------------------------------------------------------------------------------------------------------
    Production related services                                             (v)                      3,831             3,838
-----------------------------------------------------------------------------------------------------------------------------
    Ancillary and social services                                          (vi)                        906               918
-----------------------------------------------------------------------------------------------------------------------------
    Operating lease charges                                                (vii)                     1,646             1,357
-----------------------------------------------------------------------------------------------------------------------------
    Agency commission income                                              (viii)                        31                22
-----------------------------------------------------------------------------------------------------------------------------
    Intellectual property license fee paid                                 (ix)                          5                 5
-----------------------------------------------------------------------------------------------------------------------------
    Interest received                                                       (x)                         25                46
-----------------------------------------------------------------------------------------------------------------------------
    Interest paid                                                          (xi)                        349               318
-----------------------------------------------------------------------------------------------------------------------------
    Net deposits (withdrawn from)/placed with related parties              (xii)                    (1,532)              960
-----------------------------------------------------------------------------------------------------------------------------
    Net loans obtained from related parties                               (xiii)                       921             2,923
-----------------------------------------------------------------------------------------------------------------------------


    The amounts set out in the table above in respect of the six-month periods ended 30 June 2004 and 2003 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

    At 30 June 2004 and 31 December 2003, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries.

    The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

    Notes:

    (i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

    (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

    (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

    (iv) Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

    (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

    (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

    (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and service stations.

    (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

    (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses, trademarks, patents, technology and computer software.

    (x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2004 was RMB 2,732 million (2003: RMB 4,264 million).

    (xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

    (xii) Deposits were placed with/withdrawn from Sinopec Finance Company Limited.

    (xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited.

    In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

    (a)The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

       o   the government-prescribed price;

       o where there is no government-prescribed price, the government-guidance price;

       o where there is neither a government-prescribed price nor a government-guidance price, the market price; or

       o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

    (b)The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

    (c)The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,447 million and RMB 482 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

    (d)The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

    (e)The Company has entered into agency agreements effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

    (f)The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

29  EMPLOYEE BENEFITS PLAN
    As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the six-month period ended 30 June 2004 were RMB 959 million (2003: RMB 896 million).

    The Company implemented a plan of share appreciation rights for members of its senior management in order to provide further incentives to these employees. Under this plan, share appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan.

    Under the plan, all share appreciation rights have an exercise period of five years. A recipient of share appreciation rights may not exercise the rights in the first 3 years after the date of grant. As at each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 30%, 70% and 100%, respectively, of the total share appreciation rights granted to such person.

    During 2003, the Company granted 258.6 million share appreciation right units to eligible employees accordingly.

    The exercise price of share appreciation rights initially granted is the initial public offering price of the Company's H shares. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and average market price of the Company's H shares for the exercise period based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.

    The Company recognises compensation expense of the share appreciation rights over the applicable vesting period. For the six-month period ended 30 June 2004, compensation expense recognised was RMB 144 million.

30  SEGMENTAL REPORTING
    The Group has five operating segments as follows:

    (i)Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

    (ii) Refining, which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

    (iii)Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

    (v)Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production; refining; marketing and distribution; chemicals; and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the principal accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

    Reportable information on the Group's business segments is as follows:

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Turnover
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production
       External sales                                                                                7,376             7,083
-----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                          26,316            24,980
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    33,692            32,063
-----------------------------------------------------------------------------------------------------------------------------
    Refining
-----------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               31,986            26,287
-----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                         126,904           102,765
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   158,890           129,052
-----------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution
-----------------------------------------------------------------------------------------------------------------------------
       External sales                                                                              156,539           110,231
-----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           1,334             1,630
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   157,873           111,861
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals
-----------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               50,946            38,133
-----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                           4,794             3,923
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    55,740            42,056
-----------------------------------------------------------------------------------------------------------------------------
    Corporate and others
-----------------------------------------------------------------------------------------------------------------------------
       External sales                                                                               18,862            15,880
-----------------------------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                                          16,246            13,419
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    35,108            29,299
-----------------------------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                                            (175,594)         (146,717)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
    Turnover                                                                                       265,709           197,614

-----------------------------------------------------------------------------------------------------------------------------
    Other operating revenues
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                       3,544             2,952
-----------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         2,367             2,033
-----------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                         362               202
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        2,645             2,013
-----------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                               815               521
-----------------------------------------------------------------------------------------------------------------------------
    Other operating revenues                                                                         9,733             7,721

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
    Turnover and other operating revenues                                                          275,442           205,335
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Result
-----------------------------------------------------------------------------------------------------------------------------
    Operating profit
-----------------------------------------------------------------------------------------------------------------------------
    By segment
-----------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                 10,520            10,298
-----------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                    4,251             2,644
-----------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                  8,569             5,461
-----------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                   4,924               858
-----------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                         (925)             (692)
-----------------------------------------------------------------------------------------------------------------------------
    Total operating profit                                                                          27,339            18,569

-----------------------------------------------------------------------------------------------------------------------------

    Share of profits less losses from associates
-----------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                    223               181
-----------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                       29                 4
-----------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                    177                40
-----------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                     (37)              (26)
-----------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                           59                73
-----------------------------------------------------------------------------------------------------------------------------
    Aggregate share of profits less losses from associates                                             451               272

-----------------------------------------------------------------------------------------------------------------------------
    Finance costs
-----------------------------------------------------------------------------------------------------------------------------
       Interest expense                                                                             (1,986)           (2,194)
-----------------------------------------------------------------------------------------------------------------------------
       Interest income                                                                                 169               145
-----------------------------------------------------------------------------------------------------------------------------
       Foreign exchange losses                                                                         (29)              (39)
-----------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains                                                                           43                14
-----------------------------------------------------------------------------------------------------------------------------
    Net finance costs                                                                               (1,803)           (2,074)

-----------------------------------------------------------------------------------------------------------------------------
    Investment income/(losses)                                                                          30                (2)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities before taxation                                                 26,017            16,765
-----------------------------------------------------------------------------------------------------------------------------
    Taxation                                                                                        (7,713)           (5,264)
-----------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities after taxation                                                  18,304            11,501
-----------------------------------------------------------------------------------------------------------------------------
    Minority interests                                                                              (2,153)             (774)
-----------------------------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders                                                             16,151            10,727
-----------------------------------------------------------------------------------------------------------------------------

    Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. "Unallocated assets" consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. "Unallocated liabilities" consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.

    Interests in and earnings from associates are included in the segments in which the associates operate. Information on associates is included in Note
    17. Additions to long-lived assets by operating segment are included in Notes 14 and 15.


                                                                                                     At 30             At 31
                                                                                                      June          December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions

    Assets
-----------------------------------------------------------------------------------------------------------------------------
    Segment assets
-----------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                107,179           101,303
-----------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                  106,227            96,460
-----------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                 83,388            73,942
-----------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                  89,235            85,740
-----------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                       15,458            12,980
-----------------------------------------------------------------------------------------------------------------------------
    Total segment assets                                                                           401,487           370,425

-----------------------------------------------------------------------------------------------------------------------------
    Interests in associates
-----------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                  1,274             1,233
-----------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                      139               136
-----------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                  1,970             1,815
-----------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                   3,904             3,477
-----------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                        1,562             1,420
-----------------------------------------------------------------------------------------------------------------------------
    Aggregate interests in associates                                                                8,849             8,081

-----------------------------------------------------------------------------------------------------------------------------
    Unallocated assets                                                                              24,601            22,312

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                   434,937           400,818
-----------------------------------------------------------------------------------------------------------------------------
    Liabilities
-----------------------------------------------------------------------------------------------------------------------------
    Segment liabilities
-----------------------------------------------------------------------------------------------------------------------------
       - Exploration and production                                                                 15,134            15,773
-----------------------------------------------------------------------------------------------------------------------------
       - Refining                                                                                   29,182            25,743
-----------------------------------------------------------------------------------------------------------------------------
       - Marketing and distribution                                                                 21,405            21,091
-----------------------------------------------------------------------------------------------------------------------------
       - Chemicals                                                                                  17,821            16,857
-----------------------------------------------------------------------------------------------------------------------------
       - Corporate and others                                                                       12,685             9,384
-----------------------------------------------------------------------------------------------------------------------------
    Total segment liabilities                                                                       96,227            88,848
-----------------------------------------------------------------------------------------------------------------------------
    Unallocated liabilities                                                                        132,861           118,205
-----------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                              229,088           207,053
-----------------------------------------------------------------------------------------------------------------------------

    Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

                                                                                                       Six-month periods
                                                                                                         ended 30 June
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Capital expenditure
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                      10,072             8,645
-----------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         4,104             4,763
-----------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                       8,611             2,732
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        2,939             2,361
-----------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                                94               222
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    25,820            18,723
-----------------------------------------------------------------------------------------------------------------------------
    Capital expenditure of jointly controlled entities
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                         702                 --
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        2,666             2,068
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     3,368             2,068
-----------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                       5,372             4,392
-----------------------------------------------------------------------------------------------------------------------------
    Refining                                                                                         3,669             3,196
-----------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                       1,358             1,180
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        4,273             4,006
-----------------------------------------------------------------------------------------------------------------------------
    Corporate and others                                                                               101               173
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    14,773            12,947
-----------------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets recognised in income statement
-----------------------------------------------------------------------------------------------------------------------------
    Exploration and production                                                                           --               269
-----------------------------------------------------------------------------------------------------------------------------
    Marketing and distribution                                                                         623                 --
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                        1,701                 --
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     2,324               269
-----------------------------------------------------------------------------------------------------------------------------
    Impairment losses on long-lived assets recognised in shareholders' funds
-----------------------------------------------------------------------------------------------------------------------------
    Chemicals                                                                                          439                 --
-----------------------------------------------------------------------------------------------------------------------------

31  PRINCIPAL SUBSIDIARIES
    At 30 June 2004, the following list contains the particulars of subsidiaries which principally affected the results or assets of the Group.

                                       Particulars
                                         of issued                     Percentage   of equity
                                       capital and        Type of     held by the     held by
    Name of company                debt securities   legal entity         Company  Subsidiary   Principal activities
                                        (millions)                              %         %
    China Petrochemical International    RMB 1,400        Limited          100.00         --    Trading of crude oil and
      Company Limited                                     company                               petrochemical products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical RMB 3,374        Limited           70.01         --    Manufacturing of chemical
      Company Limited                                     company                               products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited        RMB 1,700        Limited          100.00         --    Marketing and distribution of
                                                          company                               refined petroleum products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company     RMB 30,028       Limited          100.00         --    Exploration and production of
      Limited                                             company                               crude oil and natural gas
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical Company RMB 2,253        Limited           50.00         --    Manufacturing of plastics,
      Limited (i)                                         company                               intermediate petrochemical
                                                                                                products and petroleum
                                                                                                products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Maoming Refining and     RMB 1,064 and        Limited           99.81         --    Manufacturing of intermediate
      Chemical Company Limited           RMB 1,500        company                               petrochemical products and
                                     convertible bonds                                          petroleum products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical           RMB 1,950        Limited           82.05         --    Manufacturing of intermediate
      Company Limited                                     company                               petrochemical products
                                                                                                and petroleum products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical       RMB 7,200        Limited           55.56         --    Manufacturing of synthetic
      Company Limited                                     company                               fibres, resin and plastics,
                                                                                                intermediate petrochemical
                                                                                                products and petroleum
                                                                                                products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining-       RMB 1,154        Limited           79.73         --    Manufacturing of intermediate
      Chemical Company Limited                            company                               company petrochemical products
                                                                                                and petroleum products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited       HK$ 104        Limited               --     72.40    Trading of crude oil and
                                                          company                               petroleum  products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group          RMB 147        Limited           46.25         --    Marketing and distribution of
      Company Limited (i)                                 company                               refined petroleum products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix Company          RMB 519        Limited           40.72         --    Manufacturing of petrochemical
      Limited (i)                                         company                               products and petroleum products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical         RMB 2,330        Limited           84.98         --    Manufacturing of intermediate
      Company Limited                                     company                               petrochemical products and
                                                                                                petroleum products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre       RMB 4,000        Limited           42.00         --    Production and sale of
      Company Limited (i)                                 company                               polyester chips and
                                                                                                polyester fibres
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and         RMB 2,524        Limited           71.32         --    Manufacturing of intermediate
      Chemical Company Limited                            company                               petrochemical products and
                                                                                                petroleum products
-----------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum            RMB 875        Limited           70.85         --    Exploration and production of
      Company Limited                                     company                               crude    oil and natural gas
-----------------------------------------------------------------------------------------------------------------------------

    Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

    (i) The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

32  FINANCIAL INSTRUMENTS
    Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments at 30 June 2004 and 31 December 2003.

    Credit risk
    The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group's maximum exposure to credit risk in relation to financial assets.

    The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues.

    No other financial assets carry a significant exposure to credit risk.

    Currency risk
    Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

    Interest rate risk
    The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 23.

    The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure, and the terms of the borrowings.

    The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2004 and 31 December 2003:


                                                                                                At 30 June    At 31 December
                                                                                                      2004              2003
                                                                                              RMB millions      RMB millions
    Carrying amount                                                                                 57,967            49,600
-----------------------------------------------------------------------------------------------------------------------------
    Fair value                                                                                      58,082            49,698
-----------------------------------------------------------------------------------------------------------------------------

    The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

    Investments in unlisted equity securities have no quoted market prices in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

    The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.

33  ULTIMATE HOLDING COMPANY
    The directors consider the ultimate holding company of the Group at 30 June 2004 to be Sinopec Group Company, a state-owned enterprise established in the PRC.

(C) DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IFRS


Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i) Disposal of oil and gas properties
    Under the PRC Accounting Rules and Regulations, gains and losses arising from the retirement or disposal of an individual item of oil and gas properties are recognised as income or expense in the income statement and are measured as the difference between the estimated net disposal proceeds and the carrying amount of the asset.

    Under IFRS, gains and losses on the retirement or disposal of an individual item of proved oil and gas properties are not recognised unless the retirement or disposal encompasses an entire property. The costs of the asset abandoned or retired are charged to accumulated depreciation with the proceeds received on disposals credited to the carrying amounts of oil and gas properties.

(ii) Impairment losses on revalued assets
    Under the PRC Accounting Rules and Regulations, impairment losses on fixed assets are recognised as expense in the income statement. Under IFRS, impairment loss on a revalued asset is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

(iii) Depreciation of oil and gas properties
    Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.

(iv) Capitalisation of general borrowing costs
    Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are capitalised as part of the cost of fixed assets. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

(v) Acquisition of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical Under the PRC Accounting Rules and Regulations, the acquisition of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical (the "Acquisitions") are accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years. The costs of acquiring Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical approximated the fair value of the net assets acquired.

    Under IFRS, as the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical are under the common control of Sinopec Group Company, the Acquisitions are considered "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisitions have been restated to include the financial condition and results of operations of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical on a combined basis. The considerations paid by the Group are treated as an equity transaction.

(vi) Revaluation of land use rights
    Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount. Under IFRS, land use rights are carried at historical cost less amortisation. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve, was eliminated.

(vii) Unrecognised losses of subsidiaries
    Under the PRC Accounting Rules and Regulations, the results of subsidiaries are included in the Group's consolidated income statement to the extent that the subsidiaries' accumulated losses do not result in their carrying amount being reduced to zero, without the effect of minority interests. Further losses are debited to a separate reserve in the shareholders' funds.

    Under IFRS, the results of subsidiaries are included in the Group's consolidated income statement from the date that control effectively commences until the date that control effectively ceases.

(viii) Pre-operating expenditures
    Under the PRC Accounting Rules and Regulations, expenditures incurred during the start-up period are aggregated in long-term deferred expenses and charged to the income statement when operations commence. Under IFRS, expenditures on start-up activities are recognised as an expense when they are incurred.

(ix) Impairment losses on long-lived assets
    Under the PRC Accounting Rules and Regulations and IFRS, impairment charges are recognised when the carrying value of long-lived assets exceeds the higher of their net selling price and the value in use which incorporates discounting the asset's estimated future cash flows. Due to the difference in the depreciation method of oil and gas properties discussed in (iii) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are different from the amounts recorded under IFRS.

(x) Government grxants
    Under the PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, government grants relating to the purchase of equipment used for technology improvements are initially recorded as long term liabilities and are offset against the cost of assets to which the grants related when construction commences. Upon transfer to property, plant and equipment, the grants are recognised as an income over the useful life of the property, plant and equipment by way of reduced depreciation charge.

    Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit are analysed as follows:

                                                                                              Six-month periods ended 30 June
                                                                                 Note                 2004              2003
                                                                                              RMB millions      RMB millions
    Net profit under the PRC Accounting Rules and Regulations                                       15,039             9,765
-----------------------------------------------------------------------------------------------------------------------------
       Adjustments:
-----------------------------------------------------------------------------------------------------------------------------
       Disposal of oil and gas properties, net of depreciation effect             (i)                  879                 --
-----------------------------------------------------------------------------------------------------------------------------
       Impairment losses on revalued assets                                      (ii)                  439                 --
-----------------------------------------------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                                    (iii)                 370             1,270
-----------------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs                                 (iv)                  247               203
-----------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                       (v)                   58                58
-----------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical (v)                    --                26
-----------------------------------------------------------------------------------------------------------------------------
       Revaluation of land use rights                                            (vi)                    9                 9
-----------------------------------------------------------------------------------------------------------------------------
       Unrecognised losses of subsidiaries                                       (vii)                (236)                --
-----------------------------------------------------------------------------------------------------------------------------
       Pre-operating expenditures                                               (viii)                 (95)             (100)
-----------------------------------------------------------------------------------------------------------------------------
       Impairment losses on long-lived assets                                    (ix)                    --                (5)
-----------------------------------------------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation                                                   (559)             (499)
-----------------------------------------------------------------------------------------------------------------------------
    Net profit under IFRS*                                                                          16,151            10,727
-----------------------------------------------------------------------------------------------------------------------------

    Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds are analysed as follows:

                                                                                                At 30 June    At 31 December
                                                                                 Note                 2004              2003
                                                                                              RMB millions      RMB millions
    Shareholders' funds under the PRC Accounting Rules and Regulations                             172,276           162,946
-----------------------------------------------------------------------------------------------------------------------------
    Adjustments:
       Disposal of oil and gas properties                                         (i)                2,139             1,260
-----------------------------------------------------------------------------------------------------------------------------
       Depreciation of oil and gas properties                                    (iii)              11,255            10,885
-----------------------------------------------------------------------------------------------------------------------------
       Capitalisation of general borrowing costs                                 (iv)                1,372             1,125
-----------------------------------------------------------------------------------------------------------------------------
       Acquisition of Sinopec National Star                                       (v)               (2,754)           (2,812)
-----------------------------------------------------------------------------------------------------------------------------
       Revaluation of land use rights                                            (vi)                 (861)             (870)
-----------------------------------------------------------------------------------------------------------------------------
       Effect of minority interests on unrecognised losses of subsidiaries       (vii)                 332                61
       Pre-operating expenditures                                               (viii)                (264)             (169)
-----------------------------------------------------------------------------------------------------------------------------
       Impairment losses on long-lived assets                                    (ix)                 (113)             (113)
-----------------------------------------------------------------------------------------------------------------------------
       Government grants                                                          (x)                 (326)             (326)
-----------------------------------------------------------------------------------------------------------------------------
       Effects of the above adjustments on taxation                                                 (4,647)           (4,088)
-----------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds under IFRS *                                                               178,409           167,899
-----------------------------------------------------------------------------------------------------------------------------

    * The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

(D) SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS


The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences are set out below. The US GAAP reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review.

(a) Foreign exchange gains and losses
    In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(b) Capitalisation of property, plant and equipment
    In the periods prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalisation of interest and pre-production results under IFRS that were reversed and expensed under US GAAP. For the periods presented herein, there were no adjustments related to the capitalisation of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star, Sinopec Maoming and Refining Assets were revalued at 31 December 2000, 30 June 2003 and 31 October 2003 respectively in connection with the Acquisitions. Under IFRS, such revaluations result in an increase in shareholders' funds with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases and a charge to income with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

    Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the net revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' funds.

    In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

(d) Exchange of assets
    During 2002, the Company and Sinopec Group Company entered into an asset swap transaction. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(e) Impairment of long-lived assets
    Under IFRS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

    Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the fair value of the asset.

    In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

    The US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS.

(f) Capitalised interest on investment in associates
    Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(g) Goodwill amortisation
    Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

    Under US GAAP, with reference to Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), goodwill is no longer amortised beginning 1 January 2002. Instead, goodwill is reviewed for impairment upon adoption of SFAS No.142 and annually thereafter.

    The effect on profit attributable to shareholders of significant differences between IFRS and US GAAP is as follows:

                                                           Reference                    Six-month periods ended 30 June
                                                            in note                 2004              2004              2003
                                                             above          US$ millions      RMB millions      RMB millions
    Profit attributable to shareholders under IFRS                                 1,951            16,151            10,727
-----------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
-----------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains and losses                      (a)                      4                29                38
-----------------------------------------------------------------------------------------------------------------------------
       Capitalisation of property, plant and equipment        (b)                      1                 6                 6
-----------------------------------------------------------------------------------------------------------------------------
       Reversal of deficit on revaluation of property,
         plant and equipment, net of depreciation effect      (c)                     (1)               (4)                --
-----------------------------------------------------------------------------------------------------------------------------
       Depreciation on revalued property, plant and equipment (c)                    231             1,913             2,007
       Disposal of property, plant and equipment              (c)                     76               627               250
-----------------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                     (d)                      1                12                12
-----------------------------------------------------------------------------------------------------------------------------
       Reversal of impairment of long-lived assets,
         net of depreciation effect                           (e)                      3                21                28
-----------------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates      (f)                     13               108               129
       Goodwill amortisation for the period                   (g)                      1                 4                (3)
-----------------------------------------------------------------------------------------------------------------------------
       Deferred tax effect of US GAAP adjustments                                   (108)             (892)             (756)
-----------------------------------------------------------------------------------------------------------------------------
    Profit attributable to shareholders under US GAAP                              2,172            17,975            12,438
-----------------------------------------------------------------------------------------------------------------------------
    Basic and diluted earnings per share under US GAAP                           US$0.03           RMB0.21           RMB0.14
-----------------------------------------------------------------------------------------------------------------------------
    Basic and diluted earnings per ADS under US GAAP*                            US$2.51          RMB20.73          RMB14.35
-----------------------------------------------------------------------------------------------------------------------------

    * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

    The effect on shareholders' funds of significant differences between IFRS and US GAAP is as follows:

                                                           Reference                    At 30 June            At 31 December
                                                            in note                 2004              2004              2003
                                                             above          US$ millions      RMB millions      RMB millions
    Shareholders' funds under IFRS                                                21,556           178,409           167,899
-----------------------------------------------------------------------------------------------------------------------------
    US GAAP adjustments:
-----------------------------------------------------------------------------------------------------------------------------
       Foreign exchange gains and losses                      (a)                    (39)             (323)             (352)
-----------------------------------------------------------------------------------------------------------------------------
       Capitalisation of property, plant and equipment        (b)                     (1)               (6)              (12)
-----------------------------------------------------------------------------------------------------------------------------
       Revaluation of property, plant and equipment           (c)                 (1,204)           (9,968)          (12,943)
-----------------------------------------------------------------------------------------------------------------------------
       Deferred tax adjustments on revaluation                (c)                    365             3,020             4,004
-----------------------------------------------------------------------------------------------------------------------------
       Exchange of assets                                     (d)                    (66)             (543)             (555)
-----------------------------------------------------------------------------------------------------------------------------
       Reversal of impairment of long-lived assets            (e)                    (65)             (540)             (561)
-----------------------------------------------------------------------------------------------------------------------------
       Capitalised interest on investments in associates      (f)                     52               429               321
-----------------------------------------------------------------------------------------------------------------------------
       Goodwill                                               (g)                      3                21                17
-----------------------------------------------------------------------------------------------------------------------------
       Deferred tax effect of US GAAP adjustments                                     42               345               398
-----------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds under US GAAP                                             20,643           170,844           158,216
-----------------------------------------------------------------------------------------------------------------------------

    Note:United States dollar equivalents

        For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB
        8.2766 being the noon buying rate in New York City on 30 June 2004 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours at the legal address of Sinopec Corp. from Friday, 27 August 2004 by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the
PRC:

1 The original interim report for the first half of 2004 signed by the Chairman of Sinopec Corp.;

2 The original audited financial statements and audited consolidated financial statements of Sinopec Corp. prepared in accordance with IFRS and the PRC Accounting Rules and Regulations for the six-month period ended 30 June 2004 signed by Mr. Chen Tonghai (Chairman), Mr. Wang Jiming (Vice Chairman and President), Mr. Zhang Jiaren (Director, Senior Vice President and Chief Financial Officer), Mr. Liu Yun (Head of the Accounting Department) of Sinopec Corp.;

3 The original auditors' reports on the above financial statements signed by the auditors;

4 All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory Commission during the reporting period;

5 The latest Articles of Association of Sinopec Corp. and its appendices which were amended at the General Meeting of Sharehoders held on 18 May 2004.








By Order of the Board
Chen Tonghai
Chairman

Beijing, PRC, 27 April 2004



This annual report is published in both English and Chinese languages. The Chinese version shall prevail.